Exhibit 99.1

IAMGOLD CORPORATION ANNUAL REPORT 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

Year Ended December 31, 2021

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	1

INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated February 23, 2022, should be read in conjunction with lAMGOLD’s audited annual consolidated financial statements and related notes as at and for the fiscal year ended December 31, 2021. All figures in this MD&A are in U.S. dollars and tabular dollar amounts are in millions, unless stated otherwise. Additional information on IAMGOLD can be found at www.iamgold.com. However, the information on the website is not in any way incorporated in or made a part of this MD&A.

ABOUT IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in three regions globally: North America, South America and West Africa. Within these regions the Company is developing high potential mining districts that encompass operating mines and construction, development and exploration projects. The Company’s operating mines include Essakane in Burkina Faso, Rosebel (including Saramacca) in Suriname and Westwood in Canada. A solid base of strategic assets is complemented by the Côté Gold construction project (“Côté Gold”) in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance (“ESG”) practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the JSI index1.

OPERATING AND FINANCIAL HIGHLIGHTS

•	Attributable gold production was 153,000 ounces for the fourth quarter and 601,000 ounces for 2021, near the top of the updated production guidance.

•

Annual attributable gold production for Essakane was 412,000 ounces, exceeding the upper end of the updated guidance range of 390,000 to 400,000 ounces, benefiting from higher grades and the mill debottlenecking project completed during the year.

•	Annual attributable gold production for Rosebel was 154,000 ounces, at the upper end of the updated guidance range of 140,000 to 160,000 ounces.

•	Annual gold production for Westwood was 35,000 ounces, at the lower end of updated guidance of 35,000 to 45,000 ounces, following the restart of underground operations in June 2021.

•	As of December 31, 2021, the Côté Gold project was 43.4% complete and detailed engineering reached approximately 92.2%.

•	Cash cost[2] per ounce sold was $1,184 for the fourth quarter and $1,132 per ounce sold for the year ended December 31, 2021, in line with the updated guidance.

•	All-in sustaining costs[2] (“AISC”) per ounce sold was $1,537 for the fourth quarter and $1,426 per ounce sold for the year ended December 31,2021, near the top end of the updated guidance.

•	Mine-site free cash flow[2] was $12.3 million for the fourth quarter and $133.8 million for the year ended December 31, 2021.

•	Cash and cash equivalents and available liquidity[2] at the end of the year were approximately $544.9 million and $1.1 billion, respectively.

•

Net earnings (loss) per share attributable to equity holders was $(0.41) for the fourth quarter and $(0.53) for the year ended December 31, 2021. Adjusted net earnings (loss) per share attributable to equity holders[2] was $0.09 for the fourth quarter and $0.06 for the year ended December 31,2021.

•

Loss before interest, income taxes, depreciation and amortization[2] was $193.4 million for the fourth quarter and earnings before interest, income taxes, depreciation and amortization (“EBITDA”)[2] was $27.1 million for the year ended December 31, 2021. Adjusted EBITDA[2] was $90.0 million for the fourth quarter and $355.7 million for the year ended December 31,2021.

•

A non-cash net realizable value (“NRV”) write-down of ore stockpile and finished goods inventories of $111.2 million was recorded in the fourth quarter and $138.6 million was recorded for the year-ended December 31,2021.

•

The updated mineral reserves and mineral resources estimates and life-of-mine plan for Rosebel were considered by the Company to be an indicator of impairment. A non-cash impairment charge of $205.1 million (post-tax impairment charge of $132.9 million) was recognized in the consolidated statements of earnings (loss) in the fourth quarter.

1.

Jantzi Social Index (“JSI”). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which meet a set of broadly based environmental, social and governance rating criteria.

2.	This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	2

CORPORATE HIGHLIGHTS

•

On February 14, 2022, the Company announced a collaboration agreement with RCF Management L.L.C (“RCF”). Pursuant to the Agreement, Maryse Bélanger, David Smith and Ian Ashby were appointed to the Board of Directors of IAMGOLD (the “Board”) as independent directors, and Ms. Bélanger was appointed Chair. Richard Hall stepped down from the Board. With today’s announcement of the Company’s 2021 year-end results, Ronald Gagel has resigned from the Board, effective immediately. In addition, Mr. Tim Snider has advised that he will not stand for re-election at the Company’s 2022 annual shareholders’ meeting.

•

The Company continues to advance its strategy to prioritize an appropriate allocation of capital and resources between the Company’s existing mines and its Côté Gold project to generate the best return on invested capital while advancing Côté Gold to production.

•

On January 29, 2022, Donald Charter, Chair of the Board, retired from the Company’s Board in accordance with his longstanding plans and the 2020 Board guidelines regarding tenure and Board composition.

•

On January 12, 2022, Gordon Stothart, President and Chief Executive Officer (“CEO”), stepped down from his role and resigned from the Board. Daniella Dimitrov, Chief Financial Officer (“CFO”) was appointed President, CFO and Interim CEO.

•	In December 2021, the Company appointed Jerzy Orzechowski as Executive Project Director for Côté Gold to oversee management of the development of Côté Gold.

•

IAMGOLD launched the IAMALLIN operational excellence program focused on uncovering improvement opportunities in the areas of cash preservation, cost control, capital allocation and process optimization across operations. The program was initiated at Essakane and will be launched at Rosebel and Westwood this year.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	3

OPERATING AND FINANCIAL RESULTS

For more details and the Company’s overall outlook for 2022, see “Outlook”, and for individual mines and projects performance, see “Operational Updates”. The following table summarizes certain operating and financial results for the three months ended December 31, 2021 (Q4 2021), September 30, 2021 (Q3 2021) and December 31, 2020 (Q4 2020) and the year ended December 31, 2021, 2020 and 2019, and certain measures of our financial position as at December 31, 2021, September 30, 2021, December31, 2020 and December 31,2019.

	Q4 2021	Q3 2021	Q4 2020	2021	2020	2019
Key Operating Statistics
Gold production – attributable (000s oz)	153	153	169	601	653	710
Gold sales – attributable (000s oz)	152	150	172	590	646	707
Average realized gold price[1] ($/oz)	$1,794	$1,787	$1,865	$1,790	$1,778	$1,397
Cost of sales[2] ($/oz sold) – attributable	$1,597	$1,247	$1,045	$1,270	$1,057	$950
Cash costs[1] ($/oz sold) – attributable	$1,184	$1,208	$987	$1,132	$988	$904
AISC[1] ($/oz sold) – attributable	$1,537	$1,508	$1,294	$1,426	$1,232	$1,141

Financial Results[3] ($ millions, except where noted)
Revenues	$294.6	$294.1	$347.5	$1,151.7	$1,241.7	$1,065.3
Gross profit	$(76.3)	$6.9	$84.0	$2.7	$250.3	$69.6
EBITDA[1]	$(193.4)	$19.6	$160.8	$27.1	$380.3	$(37.3)
Adjusted EBITDA[1]	$90.0	$82.5	$129.7	$355.7	$450.4	$288.0
Net earnings (loss) attributable to equity holders	$(194.1)	$(75.3)	$59.0	$(254.4)	$38.5	$(373.3)
Adjusted net earnings (loss) attributable to equity holders[1]	$44.3	$(20.1)	$19.1	$26.8	$87.7	$(30.0)
Net earnings (loss) per share attributable to equity holders	$(0.41)	$(0.16)	$0.12	$(0.53)	$0.08	$(0.80)
Adjusted net earnings (loss) per share attributable to equity holders[1]	$0.09	$(0.04)	$0.04	$0.06	$0.19	$(0.06)
Net cash from operating activities before changes in working capital[1]	$76.0	$79.6	$108.0	$293.0	$368.1	$367.5
Net cash from operating activities	$67.5	$78.5	$128.7	$285.0	$347.6	$363.0
Mine-site free cash flow[1]	$12.3	$31.9	$77.7	$133.8	$223.2	$58.7
Capital expenditures[1,4] – sustaining	$41.4	$26.4	$27.3	$105.4	$79.1	$95.9
Capital expenditures[1,4] – expansion	$190.1	$113.0	$79.1	$520.3	$213.6	$155.5

	Dec 31 2021	Sep 30 2021	Dec 31 2020	Dec 31 2021	Dec 31 2020	Dec 31 2021
Financial Position ($ millions)
Cash, cash equivalents and short-term investments	$552.5	$748.3	$947.5	$552.5	$947.5	$836.7
Long-term debt	$464.4	$466.8	$466.6	$464.4	$466.6	$408.5
Net cash[1]	$16.3	$213.6	$400.8	$16.3	$400.8	$356.8
Available Credit Facility	$498.3	$498.3	$498.3	$498.3	$498.3	$499.6

1.

Throughout this MD&A, we use the terms average realized gold price per ounce sold, cash costs, cash costs per ounce sold, AISC, AISC per ounce sold, net cash from operating activities before changes in working capital, mine-site free cash flow, available liquidity, net cash, EBITDA, adjusted EBITDA, adjusted net earnings (loss) attributable to equity holders and adjusted net earnings (loss) per share attributable to equity holders, sustaining capital expenditures, and expansion capital expenditures all of which are non-GAAP financial measures with no standard meaning under International Financial Reporting Standards (“IFRS”) and are further discussed in the Non-GAAP Financial Measures section.

2.	Throughout this MD&A, cost of sales, excluding depreciation, is disclosed in the cost of sales note in the annual consolidated financial statements.
3.	Financial results from continuing operations.
4.	Throughout this MD&A, capital expenditures represent cash expenditures for property, plant and equipment and exploration and evaluation assets.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	4

Attributable Gold Production (000s oz)
169
14
52
103
153
7
40
106
153
13
42
98
Q4 2020
Q3 2021
Q4 2021
Essakane
Rosebel
Westwood

Gross Profit (Loss)
24%
2%
(26)%
$347.5
$263.5
$294.1
$287.2
$294.6
$370.9
Q4 2020
Q3 2021
Q4 2021
Revenue ($ millions)
Cost of sales ($ millions)
Gross profit (loss) (%)

Q4 2021 vs Q3 2021 Revenues
($ millions)
$294.1
$1.3
$(0.9)
$0.1
$294.6
Q3 2021
Price
Volume
Other
Q4 2021

2021 vs 2020 Revenues
($ millions)
$1,241.7
$4.8
$(93.1)
$(1.7)
$1,151.7
2020
Price
Volume
Other
2021

Cost of sales¹, Cash costs² and AISC²
172
150
152
$1,045
$987
$1,294
$1,247
$1,208
$1,508
$1,597
$1,184
$1,537
Q4 2020
Q3 2021
Q4 2021
Cost of sales¹ ($/oz sold)
AISC¹,² ($/oz sold)
Cash costs¹,² ($/oz sold)
Attributable sales (000s oz)

Net cash from operating activities and Mine-site free cash flow²
$1,865
$1,787
$1,794
$128.7
$77.7
$78.5
$31.9
$67.5
$12.3
Q4 2020
Q3 2021
Q4 2021
Net cash from operating activities ($ millions)
Mine-site free cash flow² ($ millions)
Average realized gold price² ($/oz)

1.	Cost of sales, excluding depreciation, cash costs and AISC, are expressed on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).
2.	This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	5

Summary of Financial and Operating Results2

Contributors to Change		Q4 2021 vs. Q3 2021
Financial (100%)
Revenues	—

$294.6 million, in line with the prior quarter, as higher sales volume at Rosebel of 14,000 ounces ($23.4 million) and Westwood of 5,000 ounces ($9.4 million) due to higher production and a higher realized average gold price ($1.3 million or $7 per ounce), was offset by lower sales volume at Essakane of 20,000 ounces ($33.7 million) due to timing of sales.

Cost of sales	Δ

$370.9 million, up $83.7 million or 29%. Included in both operating costs and depreciation is a non-cash NRV write-down of ore stockpile and finished goods inventories recorded during the quarter of $111.2 million (short-term: $10.1 million; long-term: $101.1 million). Excluding the NRV write-down, cost of sales was lower due to lower depreciation (see below), partially offset by higher operating costs. The NRV write-down primarily relates to Essakane and Rosebel and is due to an increase in the estimated cost to complete processing of the ore stockpiles after adjusting for cost increases, stockpile grades and gold price assumptions.

Depreciation expense (included in cost of sales)	Δ

$111.0 million, up $25.9 million or 30%, primarily due to the non-cash NRV write-down of ore stockpile and finished goods inventories of $40.9 million, partially offset by lower depreciation of mobile equipment and a build up of stockpile inventories at Essakane.

General and administrative expenses	Ñ

$7.2 million, down $6.4 million or 47%, primarily due to lower salaries and restructuring costs ($6.4 million) due to certain organizational reductions that occurred in the third quarter, lower consulting fees ($0.3 million) and the positive impact of realized derivative gains ($0.3 million).

Exploration expenses	Ñ	$8.5 million, down $1.5 million due to decreased activity in accordance with the updated 2021 plan.

Other expenses	Ñ

$6.5 million, down $39.5 million, primarily due to an increase in the Doyon asset retirement obligation ($40.4 million or $0.08 per share) recorded in the third quarter, partially offset by an increase in write-down of assets ($2.1 million).

Income tax expense (recovery)	Ñ

$(88.6) million, down $91.0 million, comprised of current income tax expense of $7.3 million (third quarter 2021 - $12.3 million) and deferred income tax recovery of $93.4 million (third quarter 2021 - recovery of $9.9 million). The decrease in income tax expense was primarily due to changes in deferred income tax assets and liabilities primarily as a result of the impairment charge and NRV write-down of ore stockpile and finished goods inventories recorded in the fourth quarter.

Net cash from operating activities before changes in working capital	Ñ	$76.0 million, down $3.6 million, primarily due to the factors noted below.

Net cash from operating activities	Ñ

$67.5 million, down $11.0 million, primarily due to proceeds from insurance claims received in the third quarter ($7.7 million), net outflow from working capital movements ($7.4 million), partially offset by higher cash receipts from the settlement of derivatives ($1.4 million) and lower income taxes paid ($1.0 million).

1.	This is a non-GAAP financial measure. See ‘‘Non-GAAP Financial Measures’’.
2.	Financial results from continuing operations.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	6

Contributors to Change		Q4 2021 vs. Q3 2021
Mine-site free cash flow	Ñ

$12.3 million, down $19.6 million, primarily due to lower operating cash flow at Essakane ($10.3 million), higher capital expenditures at Essakane ($8.0 million) and Rosebel ($6.8 million), partially offset by higher operating cash outflow at Westwood ($6.3 million).

Financial Position (100%)

Cash, cash equivalents, short-term investments and restricted cash	Ñ	$594.7 million comprised of cash and cash equivalents of $544.9 million, short-term investments of $7.6 million and restricted cash of $42.2 million, down $190.6 million from September 30, 2021.

Operating (Attributable)

Attributable gold production	—

153,000 ounces, in line with the prior quarter, as higher production at Westwood (6,000 ounces) due to ramp up of underground activities and Rosebel (2,000 ounces) as the site continued its focus of mining higher grade ore at Saramacca was offset by lower production at Essakane (8,000 ounces) as a result of mine sequencing.

Attributable gold sales	Δ

152,000 ounces, up 2,000 ounces or 1%, as a result of higher sales volume at Rosebel benefiting from mill optimization in the quarter (13,000 ounces) and Westwood (5,000 ounces), partially offset by lower sales volume at Essakane driven by lower production and timing of sales (16,000 ounces).

Capital expenditures – sustaining	Δ

$41.4 million, up $15.0 million or 57%, primarily due to higher spending at Essakane ($11.3 million), Rosebel ($2.5 million) and Westwood ($1.3 million). Higher spending reflects increased capitalized stripping at Essakane in addition to increased expenditures on capital spares and mobile and mill equipment across all sites.

Capital expenditures – expansion	Δ

$190.1 million, up $77.1 million or 68%, primarily due to higher spending at Côté Gold ($75.3 million), Rosebel ($4.3 million), and Boto Gold ($1.1 million), partially offset by lower spending at Essakane ($3.1 million) and Westwood ($0.5 million). Higher spending reflects construction related activities at Côté Gold and higher capitalized stripping at Rosebel. Essakane had reduced spending on tailings management and plant upgrade projects during the fourth quarter.

Cost of sales (excluding depreciation) per ounce sold	Δ

$1,597 per ounce sold, up 28% from $1,247 per ounce sold due to the reasons noted above. Included was a non-cash NRV write-down of ore stockpile and finished goods inventories of $427 per ounce sold (third quarter 2021 - $88 per ounce sold), comprised of $46 per ounce included in cash costs and AISC per ounce sold as short-term and $381 per ounce excluded from cash cost and AISC per ounce sold as long-term, and the positive impact of realized derivative gains of $32 per ounce sold (third quarter 2021 - gains of $22 per ounce sold). Excluding the NRV write-down, cost of sales per ounce sold was higher primarily due to higher operating costs, partially offset by higher production and sales volumes.

Cash costs per ounce sold	Ñ

$1,184 per ounce sold, down 2%, from $1,208 per ounce sold as higher sales volume partially offset the impact of higher operating costs, which included a non-cash NRV writedown of short-term ore stockpile and finished goods inventories of $46 per ounce sold (third quarter 2021 - $88 per ounce sold).

AISC per ounce sold	Δ

$1,537 per ounce sold, up 2%, from $1,508 per ounce sold primarily due to higher sustaining capital expenditures and higher operating costs, partially offset by the impact of higher sales volume. Included was a non-cash NRV write-down of short-term ore stockpile and finished goods inventories of $46 per ounce sold (third quarter 2021 - $88 per ounce sold).

Contributors to change		2021 vs. 2020
Financial (100%)

Revenues	Ñ

$1,151.7 million, down $90.0 million or 7%, primarily due to lower consolidated sales volume of 53,000 ounces including lower sales volume of 60,000 ounces at Rosebel ($107.3 million) and 47,000 ounces at Westwood ($83.6 million), partially offset by higher sales volume of 54,000 ounces at Essakane ($97.8 million) and a higher realized average gold price ($4.8 million or $12 per ounce).

Cost of sales	Δ

$1,149.0 million, up $157.6 million or 16%. Included in both operating costs and depreciation is a non-cash NRV write-down of ore stockpile and finished goods inventories recorded during the year of $138.6 million (short-term: $37.5 million; longterm: $101.1 million). Excluding the NRV write-down, cost of sales were higher due to higher depreciation (see below), partially offset by lower operating costs. The NRV write-down primarily relates to Essakane and Rosebel and is due to an increase in the estimated cost to complete processing of the ore stockpiles after adjusting for cost increases, stockpile grades and gold price assumptions.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	7

Contributors to change		2021 vs. 2020
Depreciation expense	Δ

$339.8 million, up $83.1 million or 32%, primarily due to the non-cash NRV write-down of ore stockpile and finished goods inventories of $45.3 million in addition to the higher depreciation at Essakane related to mobile equipment, tailings dam and capitalized stripping assets.

General and administrative expenses	Ñ

$42.0 million, down $4.8 million or 10%, primarily due to lower share-based payments ($4.6 million), the positive impact of realized derivative gains ($4.4 million) and lower severance costs ($1.3 million), partially offset by higher consulting fees ($3.1 million), administration costs ($2.3 million) and depreciation ($0.2 million).

Other expenses	Δ

$92.0 million, up $16.0 million, primarily due to an increase in the Doyon asset retirement obligation ($33.8 million), increase in care and maintenance costs at Westwood ($5.9 million), increase in write-down of assets ($2.2 million), partially offset by a decrease in temporary suspension costs incurred in 2020 at Rosebel ($16.0 million) and lower COVID-19 expenses ($11.4 million).

Exploration expenses	Δ	$38.1 million, up $10.2 million due to an increase in exploration activities in 2021 compared to 2020 when activities were reduced due to COVID-19.

Income tax expense (recovery)	Ñ

$(64.5) million, down $108.6 million, comprised of current income tax expense of $45.3 million (2020 - $55.8 million) and deferred income tax recovery of $109.8 million (2020 - recovery of $11.7 million). The decrease in income tax expense was primarily due to changes in deferred income tax assets and liabilities primarily as a result of the impairment charge and NRV write-down of ore stockpile and finished goods inventories.

Net cash from operating activities before changes in workinq capital	Ñ	$293.0 million, down $75.1 million, primarily due to the factors noted below.

Net cash from operating activities	Ñ

$285.0 million, down $62.6 million, primarily due to lower revenue and higher cash operating costs ($98.2 million), higher income taxes paid ($10.5 million), partially offset by higher cash receipts from the settlement of derivatives ($31.7 million) and proceeds from insurance claims ($10.2 million).

Mine-site free cash flow	Ñ

$133.8 million, down $89.4 million, primarily due to lower operating cash flow at Rosebel ($111.6 million) and Westwood ($68.5 million), and higher capital expenditures at Rosebel ($30.8 million) and Essakane ($21.9 million), partially offset by higher operating cash flow at Essakane ($136.5 million).

Operating (Attributable)

Attributable gold production	Ñ

601,000 ounces, down 52,000 ounces or 8%, due to lower production at Rosebel (56,000 ounces) due to operational challenges and Westwood (44,000 ounces) as the underground operations were in care and maintenance for the first half of 2021, partially offset by higher production at Essakane (48,000 ounces) due to increased head grades.

Attributable gold sales	Ñ	590,000 ounces, down 56,000 ounces or 9%, due to lower sales volume at Rosebel (58,000 ounces) and Westwood (47,000 ounces), partially offset by higher sales volume at Essakane (49,000 ounces).

Capital expenditures – sustaining	Δ

$105.4 million, up $26.3 million or 33%, primarily due to higher spending at Essakane ($13.9 million) and Rosebel ($12.9 million). Higher spending reflects increased capitalized stripping at Essakane in addition to higher expenditures on capital spares as well as mobile and mill equipment at Essakane and Rosebel.

Capital expenditures – expansion	Δ

$520.3 million, up $306.7 million or 144%, primarily due to higher spending at Côté Gold ($269.9 million), Rosebel ($17.9 million), Boto Gold ($17.5 million) and Essakane ($8.0 million), partially offset by lower spending at Westwood ($6.6 million). Higher spending reflects construction related activities at Côté Gold and increased capitalized stripping at Rosebel and Essakane.

Cost of sales (excluding depreciation) per ounce sold	Δ

$1,270 per ounce sold, up 20% from $1,057 per ounce sold. Included was a non-cash NRV write-down of ore stockpile and finished goods inventories of $147 per ounce sold (2020—$nil), comprised of $49 per ounce included in cash costs and AISC per ounce sold as short-term and $98 per ounce excluded from cash cost and AISC per ounce sold as long-term, and the positive impact of realized derivative gains of $19 per ounce sold (2020 - loss of $27 per ounce sold). Excluding the NRV write-down, cost of sales per ounce sold was higher primarily due to lower production and sales volumes, partially offset by lower operating costs.

Cash costs per ounce sold	Δ

$1,132 per ounce sold, up 15%, from $988 per ounce sold, due to higher operating costs, which included a non-cash NRV write-down of short-term ore stockpile and finished goods inventories of $50 per ounce sold (2020 - $nil), and lower production and sales volumes.

AISC per ounce sold	Δ

$1,426 per ounce sold, up 16%, from $1,232 per ounce sold, primarily due to lower production and sales volumes as well as higher sustaining capital expenditures. Included was a non-cash NRV write-down of short-term ore stockpile and finished goods inventories of $50 per ounce sold (2020 - $nil).

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	8

Global COVID-19 Pandemic

The global COVID-19 pandemic continues to evolve and remains a significant focus for the business. Despite widespread mass immunization programs intended to limit the effect of the virus in many countries, including Canada and Suriname, the emergence of new variants, such as the new Omicron variant, has been causing rates of infection to rapidly increase again globally including at the Rosebel and Westwood operations and at the Côte Gold project. The Company continues to closely monitor developments and is taking necessary measures to manage the impact of the COVID-19 pandemic on its personnel, operations, construction and development projects and exploration activities. Whilst the impact to operational performance has not been material in the fourth quarter 2021, positive cases have increased resulting in some of the workforce being unavailable during the beginning of 2022. The previously implemented protocols remain in place at our sites and are reviewed on an ongoing basis to adapt to the evolving situation. See “Operational Updates” for more information on each site.

OUTLOOK

Operating Performance

Attributable gold production for 2022 is expected to be in the range of 570,000 to 640,000 ounces as follows:

•

Essakane attributable gold production is expected to be in the range of 360,000 to 385,000 ounces, with production expected to be relatively steady over the year as planned grades normalize closer to reserve grades, offset slightly by higher recoveries due to expected lower graphitic content.

•

Rosebel attributable gold production is expected to be in the range of 155,000 to 180,000 ounces, with production expected to be stronger in the second half after the seasonal rains subside and as a result of expected increased recoveries from continuing refurbishment initiatives at the mill complex.

•

Westwood complex gold production is expected to be in the range of 55,000 to 75,000 ounces, assuming the safe re-start of two additional underground zones (Central and West). Production levels are expected to increase each quarter benefitting from the continued ramp-up of underground mining activities and increasing grade from the adjacent Grand Duc open pit.

Cash costs1 are expected to be between $1,100 and $1,150 per ounce sold and AISC1 are expected to be between $1,650 and $1,690 per ounce sold. Cash costs include assumptions related to the expected impact of inflation. The costs of our main consumables consisting of explosives, cyanide, lime and grinding media are expected to be 5% to 7% higher on average compared to 2021 pricing, resulting in an approximate 1% to 2% increase in cash costs reflected in the 2022 guidance. The increase in AISC per ounce sold is primarily due to an increase in sustaining capital expenditures resulting from a higher proportion of stripping costs categorized as sustaining capital, versus expansion capital, due to the particular areas that are scheduled to be mined and the stage of the life of the mine aligning with World Gold Council guidelines.

	Actual 2021	Full Year Guidance 2022[1]
Essakane (000s oz)	412	360 – 385
Rosebel (000s oz)	154	155 – 180
Westwood (000s oz)	35	55 – 75

Total attributable production (000s oz)[2]	601	570 – 640

Cost of sales[2] ($/oz sold)	$1,270	$1,100 – $1,150
Cash costs[2,3] ($/oz sold)	$1,132	$1,100 – $1,150
All-in sustaining costs[2,3] ($/oz sold)	$1,426	$1,650 – $1,690
Depreciation expense ($ millions)	$339.8	$280 – $290
Income taxes[4] paid ($ millions)	$46.4	$55 – $65

1.

The full year guidance is based on the following 2022 full year assumptions: average realized gold price of $1,700 per ounce, USDCAD exchange rate of 1.25, EURUSD exchange rate of 1.20 and average crude oil price of $70 per barrel.

2.	Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.
3.	This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.
4.	Cash tax payments do not occur evenly by quarter, because payments reflect final payments in respect of the prior year and installments due at different prescribed times for different countries.

Capital Expenditures1

Sustaining capital expenditures1 for 2022 are expected to be approximately $310 million (± 5%) of which the majority is related to capitalized stripping and underground development. Expansion capital expenditures1 for 2022 are expected to be approximately $660 to $690 million with Côté Gold expenditures expected to be between approximately $590 to $620 million (see also “Côté Gold Project”) and other expansion capital expenditures1 (excluding Côté Gold) expected to be approximately $70 million (± 5%) including approximately $20 million at Boto Gold project.

1.	This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	9

	Actual 2021			Full Year Guidance 2022
($ millions)	Sustaining[2]	Expansion[3]	Total	Sustaining[2]	Expansion[3]	Total
Essakane	$51.2	$84.4	$135.6	$165	$5	$170
Rosebel[4]	42.2	56.4	98.6	105	35	140
Westwood	11.4	2.9	14.3	40	10	50
	$104.8	$143.7	$248.5	$310	$50	$360
Côté Gold[5] (70%)	—	343.0	343.0	—	590 – 620	590 – 620
Boto Gold	—	33.6	33.6	—	20	20
Corporate	0.6	—	0.6	—	—	—

Total6’7’8 (±5%)	$105.4	$520.3	$625.7	$310	$660-690	$970 – 1,000

1.	100% basis, unless otherwise stated.
2.

Sustaining capital includes capitalized stripping of (i) $7.7 million for Essakane and $nil for Rosebel in 2021, and (ii) for the full year 2022 guidance $110 million for Essakane and $45 million for Rosebel. Refer to site outlook sections below.

3.

Expansion capital includes capitalized stripping of (i) $65.0 million for Essakane and $33.6 million for Rosebel in 2021, and (ii) for the full year 2022 guidance $nil for Essakane and $20 million for Rosebel. Refer to site outlook sections below.

4.	Rosebel includes Saramacca at 70%.
5.	Côté Gold capital expenditure guidance for 2022 is $590 to $620 million.
6.	Includes $10 million of capitalized exploration and evaluation expenditures also included in the Exploration Outlook guidance table.
7.	Capitalized borrowing costs are not included.
8.	In addition to the above capital expenditures, $24 million in total principal lease payments are expected.

Exploration

Exploration expenditures for 2022 are expected to be approximately $35 million, including near-mine and greenfield programs.

	Actual 2021			Full Year Guidance 2022
($ millions)	Capitalized	Expensed	Total	Capitalized	Expensed	Total
Exploration projects – greenfield	$—	$27.8	$27.8	$—	$21	$21
Exploration projects – brownfield[1]	10.8	8.8	19.6	10	4	14

	$10.8	$36.6	$47.4	$10	$25	$35

1.	Exploration projects - brownfield includes planned near-mine exploration and resource development of (i) $10.8 million for 2021, and (ii) $10 million for the full year 2022 guidance.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

The Company is committed to:

•	Maintaining its culture of accountable mining through high standards of ESG practices; and

•

The principle of Zero Harm®, in every aspect of its business, with particular emphasis on respecting the natural environment, building strong community partnerships and putting the health and safety of the Company’s employees first.

The Company has implemented the Mining Association of Canada’s Toward Sustainable Mining framework at all its operations and is working towards the implementation of the World Gold Council’s Responsible Gold Mining Principles. ESG policies, systems and practices are embedded throughout the business and the Company reports annually on its ESG performance via its Global Reporting Initiative compliant Health, Safety and Sustainability Report. As part of its accountability and reporting framework, the Company has also committed to report in accordance with the Task Force on Climate-Related Financial Disclosures (“TCFD”) guidelines, and expects to release its initial TCFD report by the end of 2022.

Environmental

The Company recognizes that mining activities are energy intensive and generate significant greenhouse gas emissions (“GHG”). In September, the Company announced that it had set a global target of reaching net negative GHG emissions by no later than 2050. The Company also announced a target of achieving net positive biodiversity. Medium term targets will be set as part of the Company’s roadmap to achieve these global targets and will be issued in late 2022. An external review of the Company’s GHG emissions profile across all sites is in progress. The external review will inform the development of an action plan for the Company’s global commitments.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	10

Social

Health and Safety

Health and safety is core to the Company’s relentless pursuit of its Zero Harm® vision. Through various programs, the Company continuously promotes a safe work environment and a wellness program at all sites. The DARTFR (days away, restricted, transferred duty frequency rate) was 0.37 and the TRIFR (total recordable injuries frequency rate) was 0.76 for 2021, tracking below the global annual targets of DARTFR 0.51 and TRIFR 0.85, respectively. Côté Gold has surpassed over 3.4 million hours with no lost time injuries to date. Our operations have been increasing focus on risk awareness and preventive activities related to work tasks.

Social and Economic Development

The Company is continuously exploring opportunities for investing and partnering with communities impacted by its operations. At both Essakane and Rosebel, the Company has committed to establishing and seeding community funds. Going forward, the bulk of our funding for community investment initiatives at these sites will flow through these dedicated community funds to ensure consistent funding on a year-to-year basis, thereby avoiding the uncertainty of annual budgetary reviews. This is a particularly important change in the context of a highly cyclical industry like gold mining.

At Rosebel, the Company has committed to making an annual contribution of 0.25% of gold production to the Suriname Environmental & Mining Foundation in addition to the existing 0.25% of annual revenues contributed the Rosebel community fund.

At Essakane, the Company continued its participation in the Mining Fund for Local Development in Burkina Faso, which was established by the government. As part of its agreement with the Government of Burkina Faso, the Company committed to contribute 1% of its annual revenues. The contribution for 2021 was $7.4 million. A formal proposal was submitted to the Canadian Government on June 1, 2021 to advance Phase II of the Company’s public-private partnership with Canada’s government, One Drop Foundation and Cowater on the Triangle d’Eau Project, to bring potable water to an additional 75,000, people. A decision on the proposal is expected in 2022.

At Côté Gold, the Company has finalized all of the necessary impact and benefits agreements with Indigenous communities in support of the completion of the current project construction.

At Boto Gold, the Company is progressing with its community development projects, focusing on the development of basic infrastructure in surrounding communities. Potable water boreholes and distribution systems were upgraded in the surrounding communities of Saraya and Medina Bafe. In addition, sanitary blocks with latrines were built at the high school in Saraya hosting over 700 students.

Diversity, Equity and Inclusion

The Company unequivocally condemns inequity, discrimination and hatred in all its forms. One of the Company’s values is to conduct itself with respect and embrace diversity. The Company has established a Diversity, Equity and Inclusion (“DEI”) Steering Committee and Employee Council groups to further enhance the Company’s strong commitment to these important values through data collection, education, awareness and action planning at the enterprise level. The Company completed a diagnostic evaluation of its DEI status and the resulting findings and recommendations (global and site specific) are being rolled out across the Company to develop site base action plans. The Company is a sponsor of the Artemis Project, which aims to promote female business owners and entrepreneurs in the mining sector. Artemis members include innovative and awardwinning social and natural scientists with over 500 years of combined practical and global sector experience, 75% of whom are engineers.

Governance

The Board adopted new diversity and renewal guidelines in 2021, reflecting governance best practices. In terms of diversity, the Board agreed that its membership should comprise, at a minimum, the greater of (i) two and (ii) 30%, female directors. With respect to board membership renewal, it was decided that the average tenure of the Board should not exceed ten years and that no director should serve as the chair of the Board or the chair of any committee for more than ten consecutive years. The guidelines were immediately implemented by the Board, with a view to ensuring new and diverse perspectives and ideas of its members on an ongoing basis, while also ensuring continuity and orderly Board succession. Currently, women represent approximately 44% of the directors.

Kevin O’Kane and Ann K. Masse, were appointed as independent directors of the Company on September 21, 2021 and October 4, 2021, respectively, continuing with our board renewal in accordance with our guidelines set out at the beginning of 2021.

On January 29, 2022, Donald Charter, Chair of the Board, retired from the Company’s Board in accordance with his longstanding plans and the 2020 Board guidelines regarding tenure and Board composition.

On February 14, 2022, the Company announced a collaboration agreement with RCF. Pursuant to the Agreement, Maryse Bélanger, David Smith and Ian Ashby were appointed to the Board as independent directors, and Ms. Bélanger was appointed Chair. Richard Hall stepped down from the Board. With today’s announcement of the Company’s 2021 year-end results, Ronald Gagel has resigned from the Board, effective immediately. In addition, Mr. Tim Snider has advised that he will not stand for reelection at the Company’s 2022 annual shareholders’ meeting.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	11

Recent Highlights

•

At Rosebel, the project funded by Rosebel Community Fund and the Government of Suriname to install solar LED street lights for public security, electrification and potable water supplies in communities around Rosebel and Saramacca, is scheduled to be completed in 2022.

•

In response to the urgent need for COVID-19 vaccinations globally, in April 2021, the Company contributed $250,000 to UNICEF to support the International ACT-A I COVAX Emergency Response. ACT-A (Access to COVID-19 Tools Accelerator) is a global collaboration to accelerate the distribution of COVID-19 vaccines, strengthen core health systems, assist low and middle income countries beyond the pandemic and mitigate the public health and economic impact in West and Central Africa.

•

In partnership with Giants of Africa, the Company is investing $950,000 in a 4-year program, starting in 2021, aimed at encouraging the development of youth through sports. The joint project implementation has started with the completion and unveiling of a new basketball court at the City Youth Center in Ouagadougou, Burkina Faso, in October 2021.

•

At Côté Gold, the Company continued implementation of socio-economic management and monitoring activities in collaboration with the local host community, Gogama, and First Nation partners Mattagami First Nation and Flying Post First Nation. The monitoring plans were developed collaboratively in 2020 and are based on the principles of proactive management and shared responsibility.

•

At Côté Gold, the Company donated $35,000 to the Gogama Local Services Board to support the purchase of a back-up generator and propane boilers to support continued operations of the water treatment plant and community centre in the event of a power outage.

•

Fish relocation activities were completed in fall of 2021 to support the dewatering of Côté Lake – a major milestone for the development of Côté Gold project. A new lake will be constructed and commissioned in 2022 to compensate for lost fish habitat.

Recent Acknowledgments

•

On June 30, 2021, Corporate Knights released its Best 50 list, which identifies the top 50 Canadian corporate citizens across all sectors evaluated based on up to 24 ESG and economic key performance indicators. The Company placed 44th across all corporate sectors and 8th out of 122 companies in the mining sector.

•	The Company is included in the 2021 Bloomberg Gender Equality Index for the 3rd consecutive year and recognized among 380 global companies that foster a more inclusive and equitable workplace.

•	The Company was awarded the Mining Association of Canada TSM Environmental Excellence Award for leading the way with innovative recycling program at the Essakane Mine.

•

The Company has recently been listed by Globe and Mail as one of the top 10 TSX listed companies ahead of the curve on environmental sustainability. The Company was the only non-energy materials company to make the list.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	12

OPERATIONAL UPDATES

West Africa

Essakane District, Burkina Faso

The Essakane District includes the Essakane Mine, the Falagountou satellite pit and the surrounding mining lease and exploration concessions totaling approximately 1,000 square kilometres. Planned exploration programs are proposed to evaluate a number of prospects and target areas for the presence of mineralized zones which could have potential to support future satellite mining operations, within 15 kilometres of the Essakane mill.

Essakane Mine (IAMGOLD interest—90%)1

	Q4 2021	Q3 2021	2021	2020		2019
Key Operating Statistics
Ore mined (000s t)	4,113	3,908	16,015	15,762		17,702
Waste mined (000s t)	10,903	11,335	44,405	39,479		38,605
Material mined (000s t) - total	15,016	15,243	60,420	55,241		56,307
Strip ratio[2]	2.7	2.9	2.8	2.5		2.2
Ore milled (000s t)	3,292	3,298	12,948	12,439		13,373
Head grade (g/t)	1.13	1.33	1.31	1.18		1.04
Recovery (%)	91	83	84	86		91
Gold production (000s oz) - 100%	108	118	457	404		409
Gold production (000s oz) - attributable 90%	98	106	412	364		368
Gold sales (000s oz) - 100%	102	122	453	399		413
Average realized gold price[3] ($/oz)	$1,794	$1,790	$1,794	$1,791		$1,400

Financial Results ($ millions)[1]
Revenue[5]	$184.2	$217.4	$813.9	$715.0		$579.2
Operating costs	(80.3)	(95.5)	(364.8)	(335.4)		(330.6)
Royalties	(9.2)	(10.9)	(40.7)	(36.8)		(27.1)
Cash costs[3]	$(89.5)	$(106.4)	$(405.5)	$(372.2	)$	(357.7)
Other mine costs[4]	(47.1)	(5.9)	(66.6)	(35.8)		(7.7)
Cost of sales[5]	$(136.6)	$(112.3)	$(472.1)	$(408.0	)$	(365.4)
Sustaining capital expenditures[3,6]	(22.9)	(11.6)	(51.2)	(37.3)		(39.0)
Other costs and adjustments[7]	41.6	(1.5)	36.7	7.6		(20.2)
All-in sustaining costs[3]	$(117.9)	$(125.4)	$(486.6)	$(437.7	)$	(424.6)
Expansion capital expenditures[3,8]	$(24.1)	$(27.2)	$(84.4)	$(76.4	)$	(62.0)

Performance Measures[9]
Cost of sales excluding depreciation ($/oz sold)	$1,333	$925	$1,042	$1,023		$884
Cash costs[3] ($/oz sold)	$873	$878	$895	$934		$866
All-in sustaining costs[3] ($/oz sold)	$1,150	$1,033	$1,074	$1,098		$1,028

1.	100% basis, unless otherwise stated.
2.	Strip ratio is calculated as waste mined divided by ore mined.
3.	This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.
4.

Other mine costs include the add-back of non-cash long-term portion of stockpile inventory NRV write-down for the fourth quarter of $42.9 million (third quarter 2021 - $nil; 2020 - $nil and 2019 - $nil) in addition to certain taxes and permits related costs, certain provisions, prior period operating costs and the exclusion of by-product credits.

5.	As per note 36 of the annual consolidated financial statements for revenue and cost of sales. Cost of sales is net of depreciation expense.
6.	Includes sustaining capitalized stripping for the fourth quarter 2021 of $6.7 million (third quarter 2021 -$1.0 million) and 2021 of $7.7 million (2020 - $nil and 2019 - $3.6 million).
7.

Other costs and adjustments include adjustments to exclude the non-cash long-term portion of stockpile inventory NRV write-down for the fourth quarter and 2021 of $42.9 million (third quarter 2021 - $nil; 2020 - $nil and 2019 - $nil), in addition to sustaining lease principal payments, environmental rehabilitation accretion and depletion, and prior period operating costs, partially offset by by-product credits.

8.	Includes expansion capitalized stripping for the fourth quarter 2021 of $21.1 million (third quarter 2021 - $21.8 million) and 2021 of $65.0 million (2020 - $57.8 million and 2019 - $30.4 million).
9.	Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	13

Operational Insights

•

Essakane continued to deliver strong results and achieved attributable gold production of 98,000 ounces in the fourth quarter and a record 412,000 ounces for the year. Production was lower in the quarter due to lower grades in the mining schedule, partially offset by higher recovery.

•

Mining activity of 15.0 million tonnes for the fourth quarter was in line with the prior quarter, while the strip ratio of 2.7 was lower by 7%. The mine began sequencing out of the enriched ore zones at the bottom of the main pit resulting in lower grade in the fourth quarter. Mining activity of 60.4 million tonnes for the year was higher than the same prior year period as a result of operational efficiencies and reduction of cycle times achieved from the modifications to the hauling fleet, as noted in previous quarters. The strip ratio of 2.8 in 2021 was higher by 12% as a result of continued focus on stripping campaigns in the upper benches during the year.

•

Mill throughput of 3.3 million tonnes in the fourth quarter was in line with the prior quarter and plant availability remained above 92%. Mill throughput of 12.9 million tonnes in 2021 was 4% higher than the same prior year period as a result of the mill debottlenecking project and other optimization initiatives.

•

As the COVID-19 situation evolved towards the end of 2021 and into 2022, measures and controls are being strengthened to limit transmission, reinforce awareness and promote vaccination. Approximately 64% of the workforce is fully vaccinated.

•

The IAMALLIN improvement project has now progressed to the execution phase and is focusing on mill and mine productivities, working capital including spare parts management, operations efficiency and maintenance programs.

•

The Company reported on certain security incidents and developments in Burkina Faso (see news releases dated September 1, 2021, October 29, 2021, November 1, 2021 and January 25, 2022). All IAMGOLD personnel continues to be safe and associated supply chains have not been significantly impacted by the security situation. The workforce has been increased to close to normal levels following a temporary reduction towards the end of 2021, while the Company continues to monitor the situation. The Company continues to expect that 2022 production will be within the guidance range. The Company has taken proactive measures to ensure the safety and security of in-country personnel and continuously evaluates the security environment. Investments in infrastructure in the region and at the mine site are being made to further strengthen security measures, while regularly engaging with relevant authorities and other partners in Burkina Faso in relation to security in the region as well as its supplies and transportation routes.

Financial Performance

•

The Company recorded a non-cash ore stockpile and finished goods inventories NRV write-down in the fourth quarter of $77.8 million (short-term: $4.0 million; long-term: $73.8 million). Of the total NRV write-down, $45.2 million (short-term: $2.3 million; long-term: $42.9 million) was included in operating costs, which had an impact of $441 per ounce sold for the fourth quarter (short-term: $23 per ounce sold; long-term: $418 per ounce sold) and $100 per ounce sold for the year (short-term: $5 per ounce sold; long-term: $95 per ounce sold). The remainder was included in depreciation. Cost of sales per ounce sold includes the full impact of the NRV write-down while cash costs and AISC per ounce sold only include the short-term impact of the write-down in accordance with the World Gold Council Guidelines.

•

Cost of sales excluding depreciation for the fourth quarter of $136.6 million and for the year of $472.1 million, were higher by $24.3 million or 22% and $64.1 million or 16%, respectively, primarily due to the NRV write-down noted above. For the fourth quarter, operating costs excluding the NRV write-down were lower, reflecting lower operational waste stripping and lower direct costs. For the year, operating costs excluding the NRV write-down were higher, reflecting higher direct costs, partially offset by lower operational waste stripping. Transportation and security measures implemented during the year contributed to these higher costs.

•

Cost of sales excluding depreciation per ounce sold for the fourth quarter of $1,333 was higher by 44% compared with the prior quarter due to lower production and sales volumes in addition to higher operating costs. Cost of sales excluding depreciation per ounce sold for the year of $1,042 was higher by 2% compared with the same prior year period due to higher operating costs, partially offset by higher production and sales volumes.

•

Cash costs per ounce sold and AISC per ounce sold for the fourth quarter of $873 and $1,150 were in line and higher by 11%, respectively, compared with prior quarter, primarily due to lower production and sales volumes in addition to the NRV write-down noted above, offset by lower operating costs. Cash costs per ounce sold and AISC per ounce sold for the year of $895 and $1,074 were lower by 4% and 2%, respectively, compared with the same prior year period, primarily due to higher production and sales volumes, partially offset by higher operating costs, including the NRV write-down noted above. AISC per ounce sold also includes higher sustaining capital expenditures for the fourth quarter and the year.

•

Sustaining capital expenditures of $22.9 million for the fourth quarter included capitalized stripping of $6.7 million, capital spares of $6.3 million, mobile and mill equipment of $5.0 million, and other sustaining projects of $4.9 million. Sustaining capital expenditures of $51.2 million for the year included capital spares of $14.4 million, mobile and mill equipment of $14.0 million, capitalized stripping of $7.7 million, generator overhaul of $3.5 million, IT projects of $3.1 million and other sustaining projects of $8.5 million.

•

Expansion capital expenditures of $24.1 million for the fourth quarter included capitalized stripping of $21.1 million, tailings management and plant upgrades of $1.3 million, community village resettlement and other expansion projects of $1.7 million. Expansion capital expenditures of $84.4 million for the year included capitalized stripping of $65.0 million, tailings management and plant upgrades of $11.4 million, village resettlement of $5.7 million and other expansion projects of $2.3 million. The capitalized stripping relates to the strategic pushbacks on the upper benches. The community village resettlement project includes reconstructing an existing village that was relocated from the main pit during the development of the site and is expected to be completed in 2024. The tailings management project includes an ongoing multi-year project to line the existing tailings pond with expected completion in 2022.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	14

Outlook

Attributable gold production at Essakane in 2022 is expected to be in the range of 360,000 to 385,000 ounces, with production expected to be relatively steady over the year as planned grades normalize closer to reserve grades, offset slightly by higher recoveries due to expected lower graphitic content. Looking beyond 2022, Essakane is expected to continue to produce in the range of 325,000 to 375,000 ounces in each of 2023 and 2024. Cash costs are expected to increase slightly due to inflationary cost pressures, changes in transportation and logistics in relation to our workforce, and the upgrade to transportation infrastructure at and outside of the mine site to address the security situation. The cost of our main consumables consisting of explosives, cyanide, lime and grinding media are expected to be 5% to 7% higher on average compared to 2021 pricing, resulting in an approximate 1% to 2% increase in cash costs reflected in 2022 guidance. The increase in AISC reflects the increase in operating costs, as well as higher sustaining capital and capitalized stripping. Capital expenditures are expected to be approximately $170 million, compared to $136 million in 2021, primarily consisting of capitalized stripping.

Brownfield Exploration

Approximately 8,500 metres of reverse circulation (“RC”) drilling were completed in 2021 to evaluate the resource potential at select high-priority targets within trucking distance to the Essakane mill. The overall pace of the program was impacted by COVID-19 and security constraints.

Bambouk District

The Bambouk District includes the Boto Gold project, the Karita Gold project and the Diakha-Siribaya Gold project.

The Company is building on its exploration success along the Senegal-Mali Shear Zone with additional discoveries located within 15 kilometres of the Boto Gold project in adjacent countries. Ongoing exploration programs include delineation drilling to upgrade and convert mineral resources to a higher confidence level at the Diakha deposit in Mali and support an initial resource estimate at the Karita discovery in Guinea.

Boto Gold Project, Senegal

The Boto Gold project is a shovel ready development project located in southeastern Senegal along the border with Mali. The project is owned 90% by the Company, with the Republic of Senegal owning a 10% free carried interest. The project is located on an exploitation permit granted in late 2019 for an initial 20-year period and is currently undergoing various de-risking activities. The scope for 2021 included a preliminary work package for the completion of a road to provide permanent access to the site, engineering for critical plant equipment, and sustainability programs to promote cohesion with and support from local communities and ensure adequate environmental protections. The Company continues to evaluate the project scope, the associated capital expenditures and timing, as well as potential value-enhancing alternatives for this project in general. Capital expenditures totaled $6.0 million in the fourth quarter and $33.6 million for the year, following a reduction in activities announced in mid-2021.

The Company continues to progress with the resettlement action plan of the Kouliminde village in order to ensure continued local support for the project and during the third quarter completed the negotiations and engagement process with local authorities and communities impacted by the future development of the Boto Gold project.

The COVID-19 pandemic remains a concern for the project. Subsequent to quarter-end, several personnel tested positive for COVID-19 and remained under observation before being released into isolation. Testing and contact tracing were undertaken and there will be minimal impact on project activities, including a small delay in the delivery of the access road.

Outlook

In 2022, the Company is targeting the completion of the year-round access road and the planned construction of the Kouliminde resettlement village. Mine plan optimization reviews and project risk-mitigation efforts are planned. Total project expenditures for 2022 are planned to be approximately $20 million.

Karita Gold Project, Guinea

The Karita Gold project is wholly-owned by the Company and was acquired in 2017 as a granted exploration permit that covers approximately 100 square kilometres located in Guinea between the Company’s Boto Gold project in Senegal to the north and its Diakha-Siribaya Gold project in Mali to the south. During 2019, a first pass RC drilling program confirmed the discovery of mineralization along this portion of the Senegal-Mali Shear Zone. Assay highlights included: 29.0 metres grading 2.96 g/t Au; 21.0 metres grading 9.01 g/t Au; and 16.0 metres grading 3.17 g/t Au (see news release dated October 2, 2019).

A delineation drilling program was planned in 2021 to support the completion of a future initial resource estimate; however, the execution of the program continued to be delayed through the year due to COVID-19 related border closures. The previously planned delineation drilling program commenced in early 2022.

Diakha-Siribaya Gold Project, Mali

The Diakha-Siribaya project is wholly-owned by the Company and consists of eight contiguous exploration permits which cover a total area of approximately 600 square kilometres, located approximately 10 kilometres south of the Boto Gold project, in the Kedougou-Kenieba inlier of the West African Craton region of western Mali along the borders with Senegal and Guinea.

Approximately 27,000 metres of infill diamond and RC drilling was completed in 2021 to upgrade inferred resources at the Diakha deposit and to evaluate priority exploration targets for potential new zones of mineralization. The results of the 2021 drilling program will be used to support an updated mineral resource estimate expected to be completed in 2022. Reported highlights from the program include: 20.0 metres grading 5.40 g/t Au and 16.0 metres grading 14.0 g/t Au (see news release dated November 30, 2021).

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	15

North America

Abitibi District, Canada

The Company is developing a “hub-and-spoke” model in the Abitibi District to exploit the available mill capacity at the Westwood complex, located 35 kilometres northeast of Rouyn-Noranda and 80 kilometres west of Val d’Or in southwestern Québec, Canada. In addition to feed from the Westwood underground mine and the Grand Due open pit mine, the Company is evaluating potential future supplemental feed from assets such as the Fayolle exploration property and the optioned Rouyn Gold project.

Westwood Mine (IAMGOLD interest - 100%)

	Q4 2021	Q3 2021	2021	2020	2019
Key Operating Statistics
Ore mined (000s t) – underground	61	31	106	370	537
Ore mined (000s t) – other sources	229	171	919	558	—
Ore mined (000s t) – total	290	202	1,025	928	537
Ore milled (000s t)	254	220	965	932	625
Head grade (g/t) – underground	4.60	4.17	4.46	5.44	4.82
Head grade (g/t) – other sources	0.96	0.59	0.85	1.10	—
Head grade (g/t) – total	1.83	1.11	1.24	2.83	4.82
Recovery (%)	90	92	92	94	94
Gold production (000s oz) – 100%	13	7	35	79	91
Gold sales (000s oz) – 100%	12	7	34	81	94
Average realized gold price[1] ($/oz)	$1,788	$1,779	$1,789	$1,771	$1,407

Financial Results ($ millions)
Revenue[2]	$22.2	$12.7	$61.6	$146.2	$133.6
Cash costs[1]	$(28.6)	$(24.6)	$(76.1)	$(90.1)	$(86.1)
Other mine costs[3]	(0.3)	(0.1)	(0.9)	(5.5)	(13.3)
Cost of sales[2]	$(28.9)	$(24.7)	$(77.0)	$(95.6)	$(99.4)
Sustaining capital expenditures[1]	(5.1)	(3.8)	(11.4)	(11.7)	(13.8)
Other costs and adjustments[4]	(0.3)	(0.4)	(0.5)	2.6	12.1
AISC[1]	$(34.3)	$(28.9)	$(88.9)	$(104.7)	$(101.1)
Expansion capital expenditures[1]	$(0.3)	$(0.8)	$(2.9)	$(9.5)	$(17.9)

Performance Measures[5]
Cost of sales excluding depreciation ($/oz sold)	$2,335	$3,512	$2,252	$1,175	$1,061
Cash costs[1] ($/oz sold)	$2,313	$3,482	$2,226	$1,108	$918
AISC[1] ($/oz sold)	$2,775	$4,087	$2,600	$1,286	$1,079

1.	This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.
2.	As per note 36 of the annual consolidated financial statements for revenue and cost of sales. Cost of sales is net of depreciation expense.
3.	Other mine costs include certain provisions, prior period operating costs and by-product credits.
4.	Other costs and adjustments include sustaining lease principal payments and environmental rehabilitation accretion and depletion, partially offset by by-product credits.
5.	Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Operational Insights

•

Gold production in the fourth quarter of 13,000 ounces was 86% higher than in the prior quarter as the ramp up of higher grade underground mining continued coupled with an increase in the grade of material sourced from the Grand Due open pit. Although underground mine productivity is improving, the pace of the ramp up remains cautious, as the Company continues to prioritize the implementation of enhanced ground support and additional safety measures, coupled with ongoing training to increase productivity rates. There continued to be pressures associated with general labour shortages in the region, adversely impacting planned recruitment efforts. Gold production of 35,000 ounces for the year was 56% lower than the same prior year period due to underground operations being under care and maintenance for the first half of 2021.

•

The program to upgrade ground support and construct new escapeways remained on schedule and underground development continued with approximately 400 metres of lateral development completed during the quarter. The re-design and development of new mining methods for the West and Central Zones are progressing. Based on information currently available, management expects that mining in these zones will resume in the first half of 2022.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	16

•

Mill throughput of 254,000 tonnes was 15% higher than the prior quarter as a result of improving the feed from the Grand Duc open pit through a fragmentation optimization program. As noted in previous quarters, while improving, throughput continues to be impacted by the higher ratio of hard rock ore from Grand Duc. Potential solutions to improve processing of the hard rock ore from Grand Duc are continually being investigated.

•

The COVID-19 situation was stable in the fourth quarter, although in the first quarter 2022, the operation was impacted by absenteeism. Approximately 77% of the workforce has reported that it is fully vaccinated.

Financial Performance

•

Cost of sales excluding depreciation for the fourth quarter of $28.9 million and for the year of $77.0 million, were higher by $4.2 million or 17% compared with the prior quarter, and lower by $18.6 million or 19% compared with the same prior year period, respectively. Operating costs for the fourth quarter were higher associated with increased rehabilitation work required in the seismic impacted areas. Operating costs for the year were lower, as underground operations were in care and maintenance for the first half of 2021.

•

Cost of sales excluding depreciation per ounce sold, cash costs per ounce sold, and AISC per ounce sold for the fourth quarter of $2,335, $2,313, and $2,775, were lower by 34%, 34% and 32%, respectively, compared with the prior quarter, primarily due to higher production and sales volumes, partially offset by the item noted above. AISC per ounce sold also included higher sustaining capital expenditures for the fourth quarter. Cost of sales excluding depreciation per ounce sold, cash costs per ounce sold, and AISC per ounce sold for the year of $2,252, $2,226, and $2,600, were higher by 92%, 101% and 102%, respectively, compared with the same prior year period, primarily due to lower production and sales volumes, partially offset by lower operating costs described above.

•

Sustaining capital expenditures of $5.1 million for the fourth quarter included underground development of $3.8 million and other sustaining projects of $1.3 million. Sustaining capital expenditures of $11.4 million for the year included underground development of $8.1 million and other sustaining projects of $3.3 million.

•	Expansion capital expenditures of $0.3 million for the fourth quarter and $2.9 million for the year primarily related to advancing detailed engineering and permitting for the Fayolle property.

Outlook

Gold production at the Westwood complex in 2022 is expected to be in the range of 55,000 to 75,000 ounces, assuming the safe re-start of two additional underground zones (Central and West). Production levels are expected to increase each quarter benefiting from higher grade ore from the continued ramp-up of underground mining activities and increasing grade from the adjacent Grand Duc open pit. Looking beyond 2022, the Company is continuing to evaluate potential strategic alternatives while the Company is focused on building a safe, profitable and sustainable operation, as mining activities and development are ramping up, balanced with the need for the ground support activities implemented in 2021. The additional development and resumption of mining in the Central and West zones are expected to allow for the Westwood complex to ramp up to the 90,000 to 100,000 ounce per year production level with corresponding improvements in cost profile.

Cash costs are expected to increase due to the impact of inflation, however unit costs per ounce sold are expected to decrease as production ramps up. Capital expenditures are expected to be approximately $50 million, compared to $14 million in 2021, of which $40 million is for sustaining capital, primarily consisting of underground development, and $10 million is for expansion capital.

Brownfield Exploration- Westwood Area

Approximately 32,000 metres of underground and surface diamond drilling were completed in 2021. Surface drilling was focused on evaluating the resource potential between and adjacent to the Grand Duc and Doyon pits, while underground infill drilling was focused on supporting the restart and ramp up of underground mining operations.

Fayolle Property

The Company is evaluating the potential development of the Fayolle deposit, 29 kilometres northwest of the Westwood complex, which, pending permit approval, may provide incremental feed commencing in 2023. Permitting, environmental study and sampling activities are all ongoing.

Rouyn Gold Project

The Company holds a purchase option with Yorbeau Resources Inc. (“Yorbeau”) for the Rouyn Gold project, located near Rouyn-Noranda. Under the terms of the purchase option agreement, the Company can acquire a 100% interest in the project by completing remaining scheduled cash payments totaling C$0.75 million and remaining exploration expenditures totaling approximately C$2.0 million by December 2022. At the end of the expenditure period, the Company must complete a resource estimate in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), after which the Company, at its election, can purchase a 100% interest in the project, subject to a 2% net smelter return, by paying Yorbeau the lesser ofC$15 per resource ounce or C$30 million.

Approximately 12,500 metres of diamond drilling were completed in 2021 to further delineate the Lac Gamble and Astoria zones to support a future initial mineral resource estimate and evaluate the resource potential of other selected targets. Reported highlights from the program include: 7.6 metres grading 9.7 g/t Au and 3.2 metres grading 16.1 g/t Au (see news releases dated March 3 and September 16, 2021).

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	17

Côté District, Canada

The Côté District, located 125 kilometres southwest of Timmins and 175 kilometres north of Sudbury, Ontario, Canada includes the Côté Gold construction project and the adjacent Gosselin deposit (formerly the Gosselin and Young-Shannon zones). The project is being developed by a 70:30 joint venture between IAMGOLD, as the operator, and Sumitomo Metal Mining Co. Ltd. (“SMM”) as a 13.1 million tonnes per year open pit operation, with a 18 year mine life, estimated to produce, on a 100% basis, annual average production of 489,000 gold ounces for years 1 to 5 following commercial production and 367,000 gold ounces over the life-of-mine at all-in sustaining costs per gold ounce sold of approximately $802 per ounce (see news release dated October 18, 2021). The Company effectively owns 64.75% of the project and the Gosselin zone.

Côté Gold Project

On July 21, 2020, the Company, together with SMM, announced the decision to proceed with the construction of the project.

On October 18, 2021, the Company reported an initial mineral resources estimate for the Gosselin deposit, located immediately to the northeast of the Côté Gold deposit. The Company filed a new technical report titled “Technical Report on the Côté Gold Project, Ontario, Canada (the “2021 Technical Report”) prepared by SLR Consulting (Canada) Ltd. in accordance with NI 43-101 for Côté Gold, including a description of the Gosselin deposit mineral resources estimate, on December 2, 2021. The 2021 Technical Report is the current NI 43-101 technical report on Côté Gold.

Fourth quarter activities update

In December 2021, the Company appointed Jerzy Orzechowski as Executive Project Director for Côté Gold to oversee management of the development of Côté Gold.

As of December 31, 2021, detailed engineering reached approximately 92.2% with plant civil and concrete deliverables principally completed and mechanical, piping, electrical and instrumentation continuing into the first quarter 2022. Overall the project was 43.4% complete. The following provides an update on project activities for the fourth quarter 2021 and January 2022:

Project Activity	Update
Health and safety

The project surpassed 3.4 million hours with no lost time injuries. Our COVID-19 monitoring programs, including antigen, PCR and sewage testing, remained robust. The Company reassessed site protocols in view of the emergence of the Omicron variant. The return of the workforce from the holiday period was structured to adjust ramp up and permit close monitoring of the Omicron variant threats. Improvements in vaccination rates on site continued.

Earthworks activities

Earthwork activities continued with the main focus on ensuring major infrastructure for 2022 freshet are in place. Water realignment channel work continued. Clam Lake Dam #1 and #2 are now complete. Work on New Lake South Dam final lifts was completed prior to the end of the year and New Lake North Dam is progressing. Tailings management facility starter dam foundation excavation commenced as planned in early December. The construction of the main access road has been completed. Productivity for earthworks is not meeting targets with mitigation plans in place and continuing into the first quarter 2022.

Mining activities

Overburden pre-stripping in the pit advanced and during the period access to fresh rock was achieved to the east. The first ore blast was taken in October 2021 in the southern area of the pit and mining activities broke through elevation 382 throughout several areas of the pit – a significant milestone achieved for the project.

Processing plant

Processing facility structural steel erection, which commenced in mid-October, completed all major lifts with only a minor part of in-fill steel remaining to be erected for the high-bay grinding section of the building. Wall panel cladding installation has progressed with over 50% completed by early February. Other civil works associated with the processing facility including for the HPGR/secondary crusher building and primary crushing building were completed during the quarter. The primary crusher feeder frames, chutes and associated supports are now on site. Fabrication of conveyors is progressing well with delivery as sections are completed. Major components of the ball mill such as motor, chillers and shells are progressing well and elements have started shipping.

Other activities and supply chain

Permanent camp commissioning is complete providing, along with the construction camp, a total of 1,388 rooms. The project averaged approximately 800 workers at site prior to the ramp down for the holidays. The permanent potable water treatment plant has been commissioned and the camp is planning to switch to grid power in the new year. Work on the 42 kilometre 115KV power line has started with tree clearing.

Equipment delivery is ongoing and inventory on site continues to increase. An offsite indoor storage facility has been arranged and is ready to receive material. The Company continues to closely monitor global logistics risks and, at this time, are not expecting material impacts on the project schedule, although challenges in the global supply chain persist which may be amplified by impacts from the current Omicron wave.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	18

Permitting and sustainability

The Company secured a number of key operations phase permits during the quarter, including the provincial Environmental Compliance Authorization for operations, the key remaining permit, the permit to take water and permits required to support the construction of the transmission line. Community consultations and ongoing implementation of the impact benefit agreements signed with indigenous partners continue. Remaining, noncritical path, minor permits are expected to be received during the remainder of the project.

Operational readiness

Operational readiness continued to advance mainly focused on organizational design, and hiring, and initiation of training programs which are expected to ramp up in the first quarter 2022. Other key activities included the ongoing work related to the identification of spare parts requirements for critical equipment and procurement strategies for long lead-time items and key consumables. Capital spares and operational spares long lead-time parts started to be ordered before year-end.

Throughout most of 2021, no material delays due to the COVID-19 pandemic were experienced at site. Starting in December, with the rapid rise in cases in Ontario and other provinces, the Omicron variant had a negative impact on construction activities. COVID outbreaks during the holidays and in January forced a slower re-mobilization of the site workforce. Site staffing was approximately 60% of plan in the first part of January with a large number of infections including in the steel construction workforce. Site staffing has continued to ramp up since then and by mid-February has reached plan of approximately 750 to 850 personnel. A mandatory vaccination policy was introduced in January and, by February 1, 100% of the site personnel had at least one dose of vaccine with two doses required by April 1.

For these reasons, the cladding process of the processing plant building lagged in January and February and, although more than 50% complete, is no longer on the critical path following a plan to mitigate these delays and optimize for the mechanical erection access date. The focus now is on driving the start of the concrete works inside the building so mechanical erection can commence in the second quarter and to complete the building cladding when possible.

Project Expenditures

At the end of the fourth quarter 2021, 87% of procurement and 79% of contracts packages have been awarded. The Company has incurred and expended costs of $118.8 million and $147.2 million, respectively, (at an average recorded USDCAD exchange rate of 1.27) in the fourth quarter 2021 and $486.8 million and $411.8 million, respectively, (at an average recorded USDCAD exchange rate of 1.26) since July 1, 2020, including capital expenditures summarized in the table below and non-capital project costs.

	Q4 2021	Q3 2021	2021	2020	Expenditures to date
Capital expenditures[1,2] ($ millions)	$142.6	$67.3	$343.0	$52.4	$395.4
Non-capital costs[3]	4.6	4.3	15.9	0.5	16.4

Expended costs	147.2	71.6	358.9	52.9	411.8
Working capital adjustment[4]	(28.4)	51.1	52.2	22.8	75.0

Incurred costs	$118.8	$122.7	$411.1	$75.7	$486.8

1.	Capital expenditures prior to July 1, 2020 are not included in the Company’s portion of reported total project costs.
2.	Capital expenditures include certain offsets including realized derivative gains of $4.8 million in the fourth quarter and $16.2 million in 2021
3.	Non-capital costs include ore mined costs recorded as stockpiles which totaled $1.8 million in the fourth quarter 2021
4.	Working capital adjustment mainly consists of work performed not yet invoiced combined with an increase in the accounts payable balance, offset by an increase in sales taxes receivable.

Upcoming Milestones, Remaining Costs to Complete, and Schedule

Construction of the project commenced in the third quarter 2020 and major earthworks commenced in the first quarter 2021. The updated remaining targeted key milestones are as follows:

•	Initiation of processing plant equipment installation: Q2 2022 (see above)

•	Process plant building enclosed: Q2 2022 (see above)

•	Start of owner mining: Q3 2022

•	Tailings management facility Phase 1: Q4 2022

•	Permanent power available: Q4 2022

•	Commissioning completed: Q3 2023

•	Commercial production: H2 2023

Côté Gold continues to track for commercial production in the second half of 2023. The Company cautions however that potential further disruptions caused by COVID-19 could impact the timing of activities, availability of workforce, productivity and supply chain and logistics and consequently could impact the timing of actual commercial production.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	19

The Company’s previous estimate of its share of remaining costs to completion, net of leases, from January 1, 2022 onwards was approximately $710 to $760 million (estimated at a USDCAD exchange rate of 1.30). Inflationary and other cost pressures have been identified, impacting earthworks, electrical and instrumentation components, operations spare parts and key consumables, freight costs, indirect costs and EPCM services. This has resulted in the projected remaining costs to completion to trend upwards above the high end of the range of the previous estimate and the timing of costs to potentially vary.

With the appointment of the new Executive Project Director and as a result of, among other things, the circumstances discussed above, the project team is in the process of evaluating these impacts by completing a risk analysis of schedule and costs along with the evaluation of potential mitigation and/or optimization opportunities in various areas including earthworks, processing, the life-of-mine plan and operations. This evaluation may result in a potential schedule and costs re-baseline which may include an increase in costs to completion. This assessment has commenced and the Company intends to provide an update before the end of the second quarter (see also “Liquidity and Capital Resources”).

Greenfield Exploration

In addition to planned delineation drilling programs to support the future mining activities of the Côté Gold deposit itself, the Company also carried out ongoing greenfield exploration program on the Côté Gold property. This greenfield exploration was included in the corporate exploration budget. In 2021, the Company spent $2.8 million (its 70% share of JV expenditures) on greenfield exploration related to the Côté Gold property, including the Gosselin zone.

Gosselin Zone

The Gosselin zone is located immediately to the northeast of the Côté Gold deposit. Approximately 16,000 metres of diamond drilling were completed in 2021 focused on delineating the deposit, the results of which were released throughout the year.

During the fourth quarter, the Company announced an initial mineral resource estimate for the Gosselin deposit (on a 100% basis using a $1,500 per ounce gold price) of 124.5 million tonnes averaging 0.84 g/t Au for 3.35 million indicated ounces and 72.9 million tonnes averaging 0.73 g/t Au for 1.71 million inferred ounces. This represents a 33% increase in total contained gold in the indicated categories and a 45% increase in total contained gold in the inferred category for the Côté Gold project. The Gosselin deposit has only been drilled to approximately half of the depth of the Côté Gold deposit and remains open at depth and along strike (see news release dated October 18, 2021).

In January 2022, the Company announced additional assay results from its delineation diamond drilling program at the Gosselin zone confirming, in some cases, the extension of the mineralization zone outside the resources boundaries of the mineralization model (see news release dated January 27, 2022).

Additional technical studies are planned which will include: a sampling program to advance future metallurgical test work to evaluate comminution characteristics and gold recoveries over a range of ore types and grades; mining and infrastructure studies to review alternatives to optimize the inclusion of the Gosselin deposit resources into future Côté Gold life-of-mine plans; and commencing the collection of additional baseline data to support future permitting requirements.

Chibougamau District, Canada

The Chibougamau District includes the Nelligan Gold project and the Monster Lake project.

Nelligan Gold Project

The Nelligan Gold project is located approximately 40 kilometres south of the Chapais – Chibougamau area in Québec and is operating as a 75:25 earn-in option to joint venture with Vanstar Mining Resources Inc. The Company holds an option to earn an additional 5% interest, for an 80% total interest, by completing a feasibility study on the project. Approximately 9,500 metres of diamond drilling were completed in 2021 to support the completion of an updated resource estimate expected in 2022.

During the fourth quarter, the Company announced assay results from the 2021 drilling program including the following highlights: 86.7 metres grading 1.34 g/t Au in drill hole NE-21-170 and 111.0 metres grading 1.11 g/t Au in drill hole NE-21-173 (see news release dated December 16, 2021).

Monster Lake Project

The Company holds a 100% interest in the Monster Lake project, which is located approximately 15 kilometres north of the Nelligan project in the Chapais – Chibougamau area in Québec. Approximately 1,600 metres of diamond drilling were completed in 2021 focused on evaluating the resource potential of the Annie Shear Zone, located along the approximately 4 kilometres-long structural corridor hosting the Megane 325 resource. The results will be used to guide future drilling programs and identify additional targets.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	20

South America

Rosebel District, Suriname

The Rosebel District includes the Rosebel open pit mine located 85 kilometres south of the capital city of Paramaribo, Suriname and the Saramacca open pit satellite mine, a higher grade deposit located 25 kilometres from the Rosebel operations. The Company owns 95% of the gross Rosebel mining concession. Rosebel owns 70% of certain specified concession areas including Saramacca.

Rosebel Mine (IAMGOLD interest – 95%)1

	Q4 2021	Q3 2021	2021	2020	2019
Key Operating Statistics
Ore mined[2] (000s t)	2,194	1,432	5,975	7,032	12,277
Waste mined[2] (000s t)	11,594	9,703	37,163	35,348	41,049
Material mined[2] (000s t) – total	13,788	11,135	43,138	42,380	53,326
Strip ratio[2,3]	5.3	6.8	6.2	5.0	3.3
Ore milled (000s t) – Rosebel	1,461	1,719	6,232	7,973	12,166
Ore milled[2] (000s t) – Saramacca	988	956	3,655	2,347	—
Ore milled[2] (000s t) – total	2,449	2,675	9,887	10,320	12,166
Head grade[2,4] (g/t)	0.78	0.68	0.70	0.82	0.71
Recovery[2] (%)	86	82	85	91	95
Gold production[2] (000s oz) – 100%	53	47	188	245	264
Gold production[1] (000s oz) – owner operator	44	42	162	221	264
Gold production (000s oz) – attributable 95%	42	40	154	210	251
Gold sales[1] (000s oz) – owner operator	50	36	156	216	254
Average realized gold price[5] ($/oz)	$1,795	$1,779	$1,777	$1,757	$1,387

Financial Results ($ millions)[1]
Revenue[8]	$88.2	$64.0	$276.2	$380.5	$352.5

Operating costs	(68.3)	(59.5)	(218.3)	(201.6)	(222.0)
Royalties	(5.4)	(5.1)	(19.9)	(22.4)	(21.5)

Cash costs[5,6]	$(73.7)	$(64.6)	$(238.2)	$(224.0)	$(243.5)
Other mine costs[7]	(20.7)	(0.5)	(21.9)	(7.1)	(12.3)

Cost of sales[8]	$(94.4)	$(65.1)	$(260.1)	$(231.1)	$(255.8)
Sustaining capital expenditures[5]	(13.3)	(10.8)	(42.2)	(29.3)	(42.7)
Other costs and adjustments[9]	18.1	(1.6)	13.5	(4.4)	2.6

AISC[5]	$(89.6)	$(77.5)	$(288.8)	$(264.8)	$(295.9)
Expansion capital expenditures[5,10]	$(17.1)	$(12.8)	$(56.4)	$(38.5)	$(41.0)

Performance Measures[11]
Cost of sales excluding depreciation ($/oz sold)	$1,922	$1,808	$1,674	$1,068	$1,007
Cash costs[5] ($/oz sold)	$1,501	$1,796	$1,533	$1,035	$959
AISC[5] ($/oz sold)	$1,824	$2,156	$1,859	$1,224	$1,165

1.	Rosebel at 100% and Saramacca at 70% from April 1, 2020, as included in the annual consolidated financial statements, unless otherwise stated.
2.	lncludes Saramacca at 100%.
3.	Strip ratio is calculated as waste mined divided by ore mined.
4.

Includes head grade / tonne for the fourth quarter 2021 related to the Rosebel concession of 0.70 g/t and the Saramacca concession of 0.91 g/t (third quarter 2021 - 0.64 g/t and 0.76 g/t respectively) and 2021 of 0.61 g/t and 0.85 g/t respectively (2020 - 0.68 g/t and 1.27 g/t, respectively).

5.	This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.
6.	Cash costs includes by-product credit.
7.

Other mine costs include the add-back of non-cash long-term portion of stockpile inventory NRV write-downs for the fourth quarter and 2021 of $20.0 million (third quarter 2021 - $nil and 2020 - $nil), in addition to community development costs, certain provisions, prior period operating costs and the exclusion of by-product credits.

8.	As per note 36 of the annual consolidated financial statements for revenue and cost of sales. Cost of sales is net of depreciation expense.
9.

Other costs and adjustments includes adjustment to exclude the non-cash long-term portion of stockpile inventory NRV write-downs for the fourth quarter and full year 2021 of $20.0 million (third quarter 2021 - $nil and full year 2020 - $nil), in addition to sustaining lease principal payments and environmental rehabilitation accretion and depletion, partially offset by by-product credits.

10.	Includes expansion capitalized stripping for the fourth quarter 2021 of $10.3 million (third quarter 2021 - $8.4 million) and 2021 of $33.6 million (2020 - $14.9 million).
11.	Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	21

Operational Insights

•

Rosebel achieved attributable gold production of 42,000 ounces in the fourth quarter and 154,000 ounces for the year. Production increased in the quarter due to higher grades processed and higher recovery.

•

Material mined of 13.8 million tonnes in the quarter reflected the continued ramp up of mining activities over the year. Focus on strategic pushbacks and stripping continued. The backlog in maintenance work on the aging mining fleet and the resulting lower equipment availability and reliability continued to be challenges during the quarter; however, deliveries of new mobile equipment replacing the aged mining fleet have commenced.

•

Mill throughput of 2.4 million tonnes in the fourth quarter decreased 8% compared with the prior quarter due to maintenance related work. Increased recoveries in addition to the higher sales and drawdown of inventories were due to the efficiency improvements of the carbon adsorption/desorption circuit which were completed near the end of the quarter. The increase in recoveries and lower in-circuit gold inventory levels are expected to be maintained from 2022 onward.

•

Rosebel provided 48% of the mill feed at an average grade of 0.72 g/t and Saramacca provided 37% of the mill feed at an average grade of 0.95 g/t. The remaining 15% mill feed was from low grade long-term ore stockpiles at an average grade of 0.58 g/t.

•

The COVID-19 situation at site and in Suriname has started to stabilize and improved during the fourth quarter, however the new Omicron variant remains a concern as new cases in January 2022 were the highest recorded since the start of the pandemic. Throughout 2021, workforce productivity levels were adversely impacted as a result of approximately 40% of the total workforce having had COVID-19 since the start of the pandemic. The site continues to monitor and implement mitigating measures to reduce the impact, including actively engaging in community related initiatives. Approximately 41% of the workforce was fully vaccinated as of December 2021.

•

The Company has been collaborating with the government task force assigned to manage the security situation at site with regards to illegal miners. The government security force have increased their patrols of the mine site during the fourth quarter, resulting in some decreases in pit intrusions.

•

The construction of required infrastructure at the Saramacca project, including the facility pad, the sedimentation dams (functional), haul road, and public road crossings, as well as the majority of the previously planned activities related to the West Dump rock drains have been completed by the end of fourth quarter. Additionally, the dewatering wells, further development of the rock drains and the completion of other earthworks activities, including slope remediation and bypass road phase 2, are expected to be completed during 2022.

•

The Company has completed an updated Mineral Resource and Mineral Reserve estimate as of December 31, 2021 and an updated life-of-mine plan for Rosebel (see news release dated January 12, 2022). The updated Mineral Reserves estimate for Rosebel (on 100% basis and at $1,300 gold price) is comprised of Proven and Probable Mineral Reserves totaling 3.8 million ounces of gold and the updated Mineral Resources estimate (on a 100% basis, at $1,500 gold price and including Mineral Reserves) is comprised of Measured and Indicated Mineral Resources totaling 6.3 million ounces of gold. Production is expected to ramp up to an estimated 300,000 ounces per year on a 100% basis starting in 2025 until the current expected end of mine life in 2033 based on the updated Mineral Reserves estimate.

•	The IAMALLIN improvement project is in the discovery phase with on-site consultation commencing in the first half of 2022.

Financial Performance

•

The updated mineral reserves and mineral resources estimates and life-of-mine plan for Rosebel were considered by the Company to be an indicator of impairment for the Rosebel cash generating unit, which consists of the Rosebel complex and the Rosebel royalty payable to Euro Resources S.A. by the Company. As a result, an assessment was performed and it was determined that the carrying amount exceeded its recoverable amount of approximately $373.8 million. This resulted in a non-cash impairment charge of $205.1 million (post-tax impairment charge of $132.9 million) being recorded in the consolidated statements of earnings (loss) in the fourth quarter.

•

The Company recorded a non-cash ore stockpile and finished goods inventories NRV write-down in the fourth quarter of $31.3 million (short-term: $4.0 million; long-term: $27.3 million). Of the total NRV write-down, $23.1 million (short-term: $3.1 million; long-term: $20.0 million) was included in operating costs, which had an impact of $469 per ounce sold for the fourth quarter (short-term: $62 per ounce sold; long-term: $407 per ounce sold) and $246 per ounce sold for the year (short-term: $117 per ounce sold; long-term: $129 per ounce sold). The remainder was included in depreciation. Cost of sales per ounce sold includes the full impact of the NRV write-down while cash costs and AISC per ounce sold only consider the short-term impact of the NRV write-down in accordance with the World Gold Council Guidelines.

•

Cost of sales excluding depreciation for the fourth quarter of $94.4 million and for the year of $260.1 million, were higher by $29.3 million or 45% and $29.0 million or 13%, respectively, primarily due to the NRV write-down noted above. For the fourth quarter, operating costs excluding the NRV write-down were higher, reflecting higher direct costs associated with mine hauling and reagent consumption by the mill. For the year, operating costs excluding the NRV write-down were lower, reflecting lower operational waste stripping, partially offset by higher direct costs.

•

Cost of sales excluding depreciation per ounce sold for the fourth quarter of $1,922 was higher by 6% compared with the prior quarter due to higher operating costs, partially offset by higher production and sales volumes. Higher operating costs for the fourth quarter related to mine hauling costs and reagent consumption by the mill. Cost of sales excluding depreciation per ounce sold for the year of $1,674 was higher by 57% compared with the same prior year period, primarily due to lower production and sales volumes as well as the NRV write-down noted above.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	22

•

Cash costs per ounce sold and AISC per ounce sold for the fourth quarter of $1,501 and $1,824 were lower by 16% and 15%, respectively, compared with the prior quarter, primarily due to higher production and sales volumes, partially offset by higher direct costs, including the NRV write-down noted above. Cash costs per ounce sold and AISC per ounce sold for the year of $1,533 and $1,859 were higher by 48% and 52%, respectively, primarily due to lower production and sales volumes in addition to the NRV write-down noted above. AISC per ounce sold also includes higher sustaining capital expenditures for the fourth quarter and the year.

•

Sustaining capital expenditures of $13.3 million in the fourth quarter included capital spares of $6.1 million, mobile and mill equipment of $3.0 million, and other sustaining projects of $4.2 million. Sustaining capital expenditures of $42.2 million for the year included capital spares of $17.8 million, mobile and mill equipment of $9.6 million, resource development of $6.5 million, tailings management of $4.2 million, and other sustaining projects of $4.1 million.

•

Expansion capital expenditures of $17.1 million in the fourth quarter included capitalized stripping of $10.3 million, the Saramacca project of $5.8 million and other expansion projects of $1.0 million. Expansion capital expenditures of $56.4 million for the year included capitalized stripping of $33.6 million, the Saramacca project of $15.2 million and other expansion projects of $7.6 million.

Outlook

Attributable gold production at Rosebel in 2022 is expected to be in the range of 155,000 to 180,000 ounces, with production expected to be stronger in the second half after the seasonal rains subside. In addition, recoveries are expected to increase compared to 2021 from continuing refurbishment initiatives at the mill complex. Cash costs are expected to increase due to inflationary cost pressures, however unit costs per ounce sold are expected to decrease with higher expected production levels. The cost of our main consumables consisting of explosives, cyanide, lime and grinding media are expected to be 5% to 7% higher compared to 2021 pricing, resulting in an approximate 1% to 2% increase in cash costs. Capital expenditures are expected to be approximately $140 million, compared to $99 million in 2021, the majority of which relate to capitalized stripping and Saramacca development. Looking beyond 2022, Rosebel is expected to produce 180,000 to 200,000 of attributable gold ounces in 2023 and 2024. As a result of the Company’s current capital allocation prioritization, the Company will be commencing a strategic review process to evaluate options for Rosebel.

Brownfield Exploration

The 2021 drilling programs continued to be focused on infill drilling and evaluating potential resource expansions in the vicinity of the existing operations as well as exploring regional exploration targets along the Brokolonko – Saramacca trend. Approximately 52,000 metres of diamond and RC drilling were completed in 2021 to improve resource confidence, target resource expansions and continue to explore high priority exploration targets on the mining lease and surrounding exploration concessions.

Exploration

For the fourth quarter, expenditures for exploration and project studies totaled $11.1 million, of which $8.1 million was expensed and $3.0 million was capitalized. During the year, drilling activities on active projects and mine sites totaled approximately 195,000 metres. For additional information regarding the brownfield and greenfield exploration projects, see “Operational Updates”. The Company’s exploration expenditures guidance for 2022 is $35 million and is planned to include the completion of 105,000 to 125,000 metres of diamond and RC drilling, with a focus on near-mine brownfields opportunities, Côté Gold and the Bambouk region.

($ millions)	Q4 2021	Q3 2021	Q4 2020	2021	2020	2019
Exploration projects – greenfield	$5.6	$7.4	$6.1	$27.8	$19.9	$27.7
Exploration projects – brownfield[1]	5.5	4.8	5.1	19.6	16.4	19.3

	$11.1	$12.2	$11.2	$47.4	$36.3	$47.0

1.

Exploration projects - brownfield for the fourth quarter 2021 included near-mine exploration and resource development of $3.0 million (third quarter 2021 - $2.4 million, fourth quarter 2020 - $2.7 million, 2021 - $10.8 million, 2020 - $8.4 million).

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	23

FINANCIAL CONDITION

Liquidity and Capital Resources

As at December 31, 2021, the Company had $544.9 million in cash and cash equivalents, $7.6 million in short-term investments and net cash1 of $16.3 million. Approximately $498 million was available under the Company’s secured revolving credit facility (“Credit Facility”) resulting in available liquidity1 at December 31, 2021 of $1.1 billion. Restricted cash in support of environmental closure costs obligations related to Essakane totaled $42.2 million. The following sets out the change in the cash and cash equivalents balance from September 30, 2021 and December 31, 2020 to December 31, 2021:

December 31, 2021 vs September 30, 2021 Cash and Cash Equivalents balance

($ millions)

December 31, 2021 vs December 31, 2020 Cash and Cash Equivalents balance

($ millions)

As at December 31, 2021, the Company had (i) C$215.3 million ($170.1 million) of uncollateralized surety bonds, issued pursuant to arrangements with insurance companies, in support of environmental closure costs obligations related to the Doyon division and Côté Gold project, up $1.3 million compared with December 31, 2020; and (ii) C$39.1 million ($30.9 million) of uncollateralized performance bonds in support of certain obligations related to the construction of Côté Gold, up $0.2 million compared with December 31, 2020. The estimated asset retirement obligation for the Doyon division increased by $52.3 million in the third quarter due to changes in an updated closure plan that was filed for review with the Quebec governing authority, in accordance with the Quebec Mining Act. The Company expects that the uncollateralized reclamation bonds will have to be increased to support the updated environmental closure cost obligations once such updated closure plan has been approved by the applicable regulatory authorities.

Current assets as at December 31, 2021 was $951.1 million, down $444.4 million compared with December 31, 2020. The decrease was primarily due to lower cash and cash equivalents ($396.6 million) and lower inventories ($25.2 million). Current liabilities as at December 31, 2021 was $581.7 million, up $246.9 million compared with December 31, 2020. The increase was primarily due to deferred revenue being reclassified from non-current to current in connection with the Company’s 2019 gold prepay arrangement settling in equal monthly physical gold deliveries in 2022 of 12,500 ounces ($189.7 million) and an increase in accounts payable and accrued liabilities ($59.7 million) primarily related to Cote Gold.

1.	This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	24

The following table summarizes the Company’s long-term debt:

($ millions)	December 31, 2021	December 31, 2020	December 31, 2019
5.75% senior notes	$445.7	$438.6	$—
7% senior notes	—	—	388.1
Equipment loans	18.7	28.0	20.4

	$464.4	$466.6	$408.5

Debt Maturity Schedule1

1.

Includes principal and interest payments for the 5.75% senior notes and equipment loans in $ millions and does not include the repayment of the 2019 Prepay Arrangement (defined below) and the 2022 Prepay Arrangement (defined below) which will be physically settled in 2022 and 2024, respectively.

During 2019, the Company entered into a gold sale prepayment arrangement (the “2019 Prepay Arrangement”) with a syndicate of banks with a collar range of $1,300 to $1,500 per ounce. Pursuant to the 2019 Prepay Arrangement, the Company received a cash prepayment of $169.8 million in December 2019 in exchange for delivering 150,000 gold ounces in 2022. The cost of the 2019 Prepay Arrangement is 5.38% per annum. The first 12,500 ounces were delivered into the 2019 Prepay Arrangement in January 2022 and the Company received $2.5 million in cash in relation to the collar.

During 2021, the Company entered into gold sale prepayment arrangements (the “2022 Prepay Arrangements”) at a weighted average cost of 4.45% per annum in respect of 150,000 gold ounces. These arrangements have an average forward contract price of $1,753 per ounce on 50,000 gold ounces and a collar range of $1,700 to $2,100 per ounce on 100,000 gold ounces. This will result in a total prepayment to the Company of $236 million over the course of 2022 and the requirement on the part of the Company to physically deliver 150,000 gold ounces over the course of 2024. The 2022 Prepayment Arrangements have the effect of rolling the 150,000 ounce gold sale prepay arrangement, entered into in the 2019 Prepay Arrangement, from 2022 to 2024 after the completion of the construction of Côté Gold. The Company received $19.7 million during January 2022 pursuant to the 2022 Prepay Arrangements.

In September 2020, the Company completed the issuance of $450 million of senior notes at face value with an interest rate of 5.75% per annum (the “Notes”). The Notes are denominated in U.S. dollars and mature on October 15, 2028. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on April 15, 2021. The Company’s interest payment on October 15, 2021 totaled $14.5 million with a total of $27.5 million paid in 2021. The Notes are guaranteed by certain of the Company’s subsidiaries. The Company incurred transaction costs of $7.5 million which have been capitalized and offset against the carrying amount of the Notes within Long-term debt in the Consolidated balance sheets and are being amortized using the effective interest rate method.

The Company has a $500 million Credit Facility, which was entered into in December 2017 and amended in February 2021 to primarily extend the maturity date from January 31, 2023 to January 31, 2025 for $490 million of the available credit. As at December 31, 2021, the Company had letters of credit in the amount of $1.7 million issued under the Credit Facility to guarantee certain environmental indemnities and $498.3 million was available under the Credit Facility.

The Company is in the process of finalizing lease agreements for mobile equipment with a value of approximately $125 million that will be purchased on behalf of the unincorporated Côté Gold joint venture. SMM will guarantee some of the leases for their 30% ownership. The remaining Côté Gold project development costs are net of these leases, as previously disclosed.

In addition to the gold sale prepayment arrangements noted above, and in order to mitigate volatility during the construction of Côté Gold between 2021 and mid-2023, the Company entered into certain derivative contracts in respect of certain of its future gold sales, exchange rates and certain other commodities exposure. At December 31, 2021, approximately 26% and 10% of the Company’s 2022 and 2023 estimated attributable production, respectively, was hedged at average prices between $1,300 (related to the 2019 Prepay Arrangement) per ounce and $3,000 per ounce. The Company has also entered into various oil and currency hedging transactions. See “Market Risk – Summary of Hedge Portfolio” for information relating to the Company’s outstanding derivative contracts.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	25

The net cash generated by operations is highly dependent on the gold price as well as other factors, including the USDCAD exchange rate. The Company is scheduled to complete the remaining construction of Côté Gold during 2022 and 2023 resulting in significant capital expenditures that, together with sustaining and expansion capital expenditures at its existing mines, are expected to exceed total current cash and cash generated from operations. As a result, the Company expects to make its first draw down on its Credit Facility in the first half of 2022 and expects to draw down most this facility over the course of 2022 and 2023. Assuming the continuation of prevailing commodity prices and exchange rates, operations performing in accordance with 2022 guidance and 2023 plan, and no significant change in the Côté Gold costs or the time of achieving commercial production (see also “Côté Gold Project”), the Company believes it should have adequate liquidity, in addition to its existing Credit Facility and the additional equipment leases, to implement its near-term operational plans and complete the development of Côté Gold.

To ensure adequate liquidity and flexibility, the Company regularly reviews expenditures and assesses opportunities taking into consideration current liquidity, the capital markets, foreign exchange rates, ongoing operational and financial performance and progress in the development of projects. As a result, the Company may take additional measures to increase its liquidity and capital resources including additional financing, strategically disposing of assets or pursuing joint-venture partnerships.

Contractual Obligations

As at December 31, 2021, contractual obligations with various maturities were $1.7 billion, primarily comprising expected future contractual payments of long-term debt, purchase obligations, capital expenditures obligations and lease obligations. Management believes these obligations will be met through available cash resources and future net cash from operating activities.

As at December 31,2021	Payments due by period
	Total	<1 yr	1-2 yrs	3-4 yrs	>4 yrs
Long-term debt	$651.6	$34.4	$63.8	$51.8	$501.6
Purchase obligations	99.6	83.7	4.3	5.3	6.3
Capital expenditure obligations	426.2	348.9	76.9	0.4	—
Lease obligations	80.3	26.3	36.5	9.7	7.8

Total contractual obligations	$1,257.7	$493.3	$181.5	$67.2	$515.7
Asset retirement obligations	444.8	6.5	24.4	10.7	403.2

	$1,702.5	$499.8	$205.9	$77.9	$918.9

The Company uses derivative contracts to hedge for risk management purposes. Details of these contracts are included in “Market Risk – Summary of Hedge Portfolio”.

Cash Flow

($ millions)	Q4 2021	Q3 2021	Q4 2020	2021	2020	2019
Net cash from (used in) per consolidated financial statements:
Operating activities	$67.5	$78.5	$128.7	$285.0	$347.6	$363.0
Investing activities	(263.3)	(142.4)	(78.0)	(630.7)	(246.2)	(149.8)
Financing activities	0.4	(11.4)	(9.0)	(41.2)	0.8	0.8
Effects of exchange rate fluctuation on cash and cash equivalents	(1-8)	(7.5)	9.2	(9.7)	8.7	1.5

Increase (decrease) in cash and cash equivalents	(197.2)	(82.8)	50.9	(396.6)	110.9	215.5
Cash and cash equivalents, beginning of the period	742.1	824.9	890.6	941.5	830.6	615.1

Cash and cash equivalents, end of the period	$544.9	$742.1	$941.5	$544.9	$941.5	$830.6

Operating Activities

Net cash from operating activities for the fourth quarter was $67.5 million, a decrease of $11.0 million from the prior quarter, primarily due to one-time proceeds from insurance claims received in the third quarter ($7.7 million), net outflow from working capital movements ($7.4 million), partially offset by higher cash receipts from the settlement of derivatives ($1.4 million) and lower income taxes paid ($1.0 million).

Net cash from operating activities for 2021 was $285.0 million, a decrease of $62.6 million from the prior year, primarily due to lower revenue and higher operating costs ($98.2 million), higher income taxes paid ($10.5 million), partially offset by higher cash receipts from the settlement of derivatives ($31.7 million) and proceeds from insurance claims ($10.2 million).

Investing Activities

Net cash used in investing activities for the fourth quarter was $263.3 million, an increase of $120.9 million from the prior quarter, primarily due to an increase in capital expenditures for property, plant and equipment primarily related to the Côté Gold construction ($92.6 million) and higher borrowing costs paid ($21.0 million).

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	26

Net cash used in investing activities for 2021 was $630.7 million, an increase of $384.5 million from the prior year, primarily due to an increase in capital expenditure for property, plant, and equipment ($331.7 million) primarily related to the Côté Gold construction, and an increase in the receivable from the Rosebel unincorporated joint venture (“Rosebel UJV”) partner, Staatsolie, that will be recovered from its future gold entitlement ($17.6 million), partially offset by the net proceeds received from the sale of the Company’s royalty portfolio ($45.9 million). The prior year’s investing activities also included the net proceeds received on the establishment of the Rosebel UJV ($34.0 million) and proceeds from the sale of Sadiola ($25.0 million).

Financing Activities

Net cash generated from financing activities for the fourth quarter was $0.4 million, an increase of $11.8 million from the prior quarter, primarily due to a decrease in interest paid ($8.1 million), and a decrease in dividends paid to non-controlling interest ($3.1 million).

Net cash used in financing activities for 2021 was $41.2 million, an increase of $42.0 million, primarily due to an increase in dividends paid to non-controlling interest ($7.4 million), and a decrease in cash received from the exercise of stock options ($4.4 million), partially offset by the proceeds received from an equipment loan ($10.9 million) in the prior year. The prior year’s financing activities also included the net proceeds from the issuance of the 5.75% senior notes ($443.6 million), partially offset by the redemption of the 7% senior notes ($421.3 million).

Mine-Site Free Cash Flow1

Mine-site free cash flow generated for the fourth quarter was $12.3 million, down $19.6 million from the prior quarter, primarily due to lower operating cash flow at Essakane ($10.3 million), higher capital expenditures at Essakane ($8.0 million) and Rosebel ($6.8 million), partially offset by higher operating cash flow at Westwood ($6.3 million).

Mine-site free cash flow generated for 2021 was $133.8 million, down $89.4 million from the prior year, primarily due to lower operating cash flow at Rosebel ($111.6 million) and Westwood ($68.5 million), and higher capital expenditures at Rosebel ($30.8 million) and Essakane ($21.9 million), partially offset by higher operating cash flow at Essakane ($136.5 million).

Market Trends

Global Financial Market Conditions and Gold Price

The spot gold price at the end of 2021 was $1,806 per ounce. This represented a decrease of approximately 4% since the beginning of the year. In the fourth quarter 2021, gold traded in a range of $1,754 to $1,867.

The price of gold is a key driver of the Company’s profitability. The average and closing spot gold price and the Company’s average realized gold price in the fourth quarter 2021 and in 2021 and prior periods are set out below. The Company’s hedging strategy is designed to mitigate gold price risk during the Cote Gold construction period. See “Market Risk” for more information.

	Q4 2021	Q3 2021	Q4 2020	2021	2020	2019
Average market gold price ($/oz)	$1,795	$1,790	$1,874	$1,799	$1,769	$1,392
Average realized gold price[1] ($/oz)	$1,794	$1,787	$1,865	$1,790	$1,778	$1,397
Closing market gold price ($/oz)	$1,806	$1,743	$1,888	$1,806	$1,888	$1,515

1.	This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.

1	This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	27

Inflation

Inflation has risen to new 30-year highs in Canada, the EU Region, the U.S., with the U.S. seeing rates of 7.0%. This inflation is predominantly driven by cost of goods as input costs continue to increase with the two largest contributing factors being continued supply chain constraints and rising energy prices. Oil and natural gas prices surged throughout 2021 and power prices reached multi-year highs.

In 2021, increased energy costs also impacted the price of steel and the manufacturing cost of shipping containers and other consumables and spare parts. Freight costs have increased as shipping companies have reduced their capacity during the COVID-19 pandemic and the sudden increase in demand has placed considerable pressure on shipping companies and as a result have created significant backlogs at container handling ports. With the advent of the Omicron variant, major ports in China continue to be understaffed and strict testing procedures continue to exacerbate the backlog.

Inland transport is facing shortages and high demand as well. The Company has been able to secure its supply of consumables and spare parts from manufacturers without material disruption thus far.

Currency and Oil Prices

The U.S. dollar is the Company’s functional currency. The Company’s revenues are denominated in U.S. dollars as gold is priced in U.S. dollars. The Company’s main exposures are to the Canadian dollar and oil prices, which affect the Company’s Canadian and international mining activities and operations.

The U.S. dollar weakened approximately less than 1% against the Canadian dollar in the fourth quarter 2021 compared with the prior quarter. The interest rate differential did not favour the U.S. dollar. The difference in yields between the 2-year U.S. Treasury and the 2-year Canadian bond was about 0.2 percentage points at the end of the fourth quarter, making the U.S. dollar less attractive against the Canadian dollar.

The Company’s Canadian dollar exposures relate to operational and capital expenditures in Canada. The Company’s hedging strategy was designed to mitigate the risk of exposure to exchange rate volatility of the Canadian dollar. See “Market Risk”.

The Company has minimal residual exposure to euro denominated operational and capital expenditures in West Africa as it sells a portion of its gold in euros.

The closing prices of Brent and West Texas Intermediate (“WTI”) remained relatively flat when compared with the prior quarter as a result of the spread of Omicron towards the end of the year, although the average price increased over the quarter. Production continues to remain slow and inventories continue to be drawn upon.

The Company’s oil exposures relate primarily to its mining operations in West Africa and South America. The Company’s hedging strategy was designed to mitigate the risk of oil price appreciation given it is a significant input cost in the production of gold. See “Market Risk”.

	Q4 2021	Q3 2021	Q4 2020	2021	2020	2019
Average rates
USDCAD	1.2606	1.2594	1.3027	1.2537	1.3409	1.3268
EURUSD	1.1436	1.1787	1.1930	1.1828	1.1419	1.1194
Closing rates
USDCAD	1.2656	1.2674	1.2754	1.2656	1.2754	1.2963
EURUSD	1.1377	1.1578	1.2228	1.1377	1.2228	1.1227

Average Brent price ($/barrel)	$80	$73	$45	$71	$43	$64
Closing Brent price ($/barrel)	$78	$79	$52	$78	$52	$66
Average WTI price ($/barrel)	$77	$71	$43	$68	$39	$57
Closing WTI price ($/barrel)	$75	$75	$49	$75	$49	$61

Sensitivity Impact

The following table provides estimated cost per ounce sensitivities around certain inputs, excluding the impact of the Company’s hedging program which can affect the Company’s operating results, assuming guided 2022 updated production and costs levels:

	Change of	Annualized impact on Cost of Sales $/oz	Annualized impact on Cash Costs[1] $/oz	Annualized impact on AISC[1] $/oz
Gold price[2]	$100/oz	$7	$7	$7
Oil price	$10/barrel	$15	$15	$19
USDCAD	$0.10	$19	$19	$29
EURUSD	$0.10	$14	$14	$23

1.

This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”. Cash costs and AISC per ounce of gold sold consist of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.

2.	Gold price sensitivities include royalties and additional costs with a gold price link, which are included in total cost of sales, cash costs and AISC.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	28

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition. The Company establishes trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

Currency Exchange Rate Risk

The Company’s functional currency is the U.S. dollar which creates currency exchange risk exposure primarily associated with its expenditures denominated in Canadian dollars and euros. To manage this risk, the Company uses various hedging strategies, including holding some of its cash and cash equivalents in Canadian dollar or euro denominated bank accounts creating a natural off-set to the exposure and derivative contracts such as forwards or options. Option contracts can be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices.

Oil Contracts and Fuel Market Price Risk

Brent and WTI are components of diesel and fuel oil which are among the key inputs impacting the Company’s costs. To manage the risk associated with the fluctuation in the costs of these commodities, the Company uses various hedging strategies, such as the use of options. Option contracts can be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices.

Gold Contracts and Market Price Risk

The Company’s primary source of revenue is gold. The Company’s hedging strategy is designed to mitigate gold price risk during the Côté Gold construction period. To manage such risk, the Company uses various hedging strategies, such as the use of call option contracts. Option contracts can also be combined with the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices.

Summary of Hedge Portfolio

At December 31, 2021, the Company’s outstanding hedge derivative contracts, derivative contracts and gold sale prepayment arrangements were as follows:

	2022	2023	2024
Foreign Currency[1]
Canadian dollar contracts[2] (millions of C$)	612	185	120
Rate range (USDCAD)	1.28-1.48	1.30-1.46	1.32
Hedge ratio[3]	55%	34%	14%

Commodities[4]
Brent oil contracts (thousands of barrels)	520	428	270
Contract price range ($/barrel of crude oil)	50-65	41-65	41-55
Hedge ratio[3]	67%	56%	36%

WTI oil contracts (thousands of barrels)	573	473	270
Contract price range ($/barrel of crude oil)	38-62	36-60	38-50
Hedge ratio[3]	90%	75%	39%
Gold bullion contracts (thousands of ounces)[5]	38	93	—
Gold sale prepayment arrangements (thousands of ounces)[6]	150	—	150
Contract price range ($/ounce)	1,300- 3,000	1,700 -2,700	1,700-2,100
Hedge ratio[3]	26%	10%	14%

1.	2022 Canadian dollar hedges excludes Canadian dollars on hand which functions as a natural hedge for the Company’s 2022 Canadian dollar expenditures.
2.

The Company executed Canadian dollar collar options, which consist of Canadian dollar call and put options within the given range in 2022 through 2024. The Company will recognize a gain from the difference between a lower market price and the Canadian dollar call strike price. The Company will incur a loss from the difference between a higher market price and the Canadian dollar put strike price. 2022 includes the Target Accrual Redemption Forward (“TARF”) and a forward with an extension feature discussed below. The Company expects the TARF will be exercised 12 times in 2022 and therefore will terminate after 12 months. Includes hedged exposure at Côté Gold in 2022, 2023 and 2024, with a hedge ratio of 70%, 60% and 24%, respectively.

3.

The Company calculates hedge ratios based on future estimates of operating and capital expenditures (such as its Canadian dollar operating and capital expenditures at Westwood and its corporate office, and Canadian dollar capital expenditures at Côté Gold during the construction period), future estimated uses of commodities and future estimated production. Outstanding hedge derivative contracts and derivative contracts are allocated based on a specified allocation methodology.

4.

The Company executed Brent and WTI collar options, which consist of Brent and WTI put and call options with strike prices within the given range in 2022 through 2024. The Company will incur a loss from the difference between a lower market price and the put strike price. The Company will recognize a gain from the difference between a higher market price and the call strike price. Includes hedged exposure for WTI at Côté Gold in 2022 and 2023, with a hedge ratio of 100% and 57%, respectively.

5.

The Company executed gold collar options, which consist of gold put and call options with strike prices within the given range in 2022 and 2024. The Company will incur a loss from the difference between a higher market price and the call strike price. The 6 Company will recognize a gain from the difference between a lower market price and the put strike price.

6.	Includes a collar instrument on 100,000 ounces in relation to the 2022 Prepayment Arrangements which settles in 2024. See “Financial Condition - Liquidity and Capital Resources”.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	29

In connection with the construction of Côté Gold, the Company entered into a TARF structure as part of its strategy to manage exposure to the Canadian dollar. The Company has not designated the TARF financial derivative contract as a hedge for accounting purposes, although the Company does consider this arrangement to be an effective economic hedge. The derivative structure includes a termination feature as well as a leverage component. Contractual terms of the TARF include the following:

•	On any monthly option fixing date, if the USDCAD exchange rate is below the strike price of 1.30675, the Company expects to exercise its option and deliver $7.7 million and receive CAD$10 million.

•

On any monthly option fixing date, if the USDCAD exchange rate is above the strike price of 1.30675, the Company expects that the counterparty will exercise its option in which case the Company will deliver $15.3 million and receive CAD$20 million.

•

The term of the arrangement is 30 months from January 2022 to June 2024. If the contract is exercised for a total of 12 times when the USDCAD is below 1.30675, the arrangement will be cancelled. The contract was exercised in January and February 2021, meaning that there are 10 knockouts remaining.

In connection with the construction of Côté Gold, the Company entered into a forward contract with an extendable feature to purchase CAD$10 million per month during 2022 for a total of $120 million at a forward exchange rate of 1.32 USDCAD. The counterparty has an option, at its sole discretion, to extend the contract for twelve months, which would require the Company to purchase CAD$10 million per month during 2024 at the forward exchange rate. The option expires in November 2023.

The Company’s cost metrics were impacted as follows by realized derivative gains and losses:

	Q4 2021	Q3 2021	2021	2020	2019
Cost of sales per ounce sold before hedging	$1,629	$1,270	$1,289	$1,029	$948
Realized derivative gains (losses) per ounce sold	32	22	19	(28)	(2)

Cost of sales per ounce sold	$1,597	$1,247	$1,270	$1,057	$950

Cash cost per ounce sold before hedging	$1,217	$1,231	$1,150	$960 $	$903
Realized derivative gains (losses) per ounce sold	32	22	19	(28)	(2)

Cash cost per ounce sold	$1,184	$1,208	$1,132	$988 $	$904

All-in sustaining costs per ounce sold before hedging	$1,573	$1,535	$1,449	$1,201	$1,139
Realized derivative gains (losses) per ounce sold	35	27	24	(30)	(2)

All-in sustaining costs per ounce sold	$1,537	$1,508	$1,426	$1,232	$1,141

Figures may not be calculated based on amounts presented in this table due to rounding.

Related Party Transactions

The Company had non-interest bearing receivables from Sadiola and Yatela which were repaid during the year ended December 31,2020.

Compensation of Key Management Personnel

Compensation breakdown for key management personnel, comprising of the Company’s directors and executive officers, is as follows:

	2021	2020	2019
Salaries and other benefits	$6.0	$5.7	$5.6
Retirement benefits	0.3	6.1	—
Share-based payments	3.1	2.5	5.1

	$9.4	$14.3	$10.7

Shareholders’ Equity

Number issued and outstanding (millions)	December 31, 2021	February 22, 2022
Common shares	477.0	477.0
Share options[1]	5.1	5.1

1.	Refer to note 35 of the annual consolidated financial statements for all outstanding equity awards.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	30

QUARTERLY FINANCIAL REVIEW

	2021				2020
($ millons, except where noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$294.6	$294.1	$265.6	$297.4	$347.5	$335.1	$284.6	$274.5
Net earnings (loss) from continuing operations[1]	$(204.0)	$(72.5)	$(0.3)	$21.7	$68.0	$(7.7)	$27.3	$(32.9)
Net earnings (loss) from discontinued operations	$—	$—	$—	$—	$4.1	$—	$—	$—
Net earnings (loss) attributable to equity holders	$(194.1)	$(75.3)	$(4.5)	$19.5	$63.1	$(11.6)	$25.5	$(34.4)
Basic and diluted earnings (loss) per share attributable to equity holders	$(0.41)	$(0.16)	$(0.01)	$0.04	$0.13	$(0.02)	$0.05	$(0.07)

1.	In the fourth quarter 2021, net loss from continuing operations was higher primarily due to impairment charge.

The reasons for the variances between the current year-to-date operating performance compared with the prior year year-to-date operating performance are similar to the reasons explained for the variances between the current quarter and prior year quarter operating performance and discussed in more detail above.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2021 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Interim CEO and CFO concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2021 providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.

Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of consolidated financial statements in compliance with IFRS as issued by the International Accounting Standards Board (“IASB”). The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB;

•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated financial statements.

An evaluation of the effectiveness of the Company’s internal control over financial reporting, including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal controls over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted as of December 31, 2021 by the Company’s management, including the Interim CEO and CFO. Based on this evaluation, management, including the Interim CEO and CFO, has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2021.

Limitations of Control and Procedures

The Company’s management, including the Interim CEO and CFO believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	31

CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments, estimates and assumptions applied in the preparation of the Company’s consolidated financial statements are reflected in note 3 of the Company’s audited annual consolidated financial statements for the year ended December 31, 2021.

Qualified Person and Technical Information

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Executive Vice President, Growth, IAMGOLD. Mr. MacDougall is a “qualified person” as defined by NI 43-101 (a “QP”).

Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news release disclosures either by the Company or the project operator as the case may be (see referenced news releases) and have been prepared in accordance with NI 43-101. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the project geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are 1.0 to 1.5 metres in length and reverse circulation holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company’s producing mines and at accredited regional laboratories for the Company’s exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge; fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING DISCLOSURE OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

The mineral resource and reserve estimates contained in this report have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These standards are similar to those used by the United States Securities and Exchange Commission (the “SEC”) Industry Guide No. 7, as interpreted by SEC staff (“Industry Guide 7”). However, the definitions in NI 43-101 and the CIM Standards differ in certain respects from those under Industry Guide 7. Accordingly, mineral resource and reserve information contained in this report may not be comparable to similar information disclosed by United States companies. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

As a result of the adoption of amendments to the SEC’s disclosure rules (the “SEC Modernization Rules”), which more closely align its disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101 and the CIM Standards, and which became effective on February 25, 2019, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended definitions of “proven mineral reserves” and “probable mineral reserves” in its amended rules, with definitions that are substantially similar to those used in NI 43-101 and the CIM Standards. Issuers must begin to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System (“MJDS”) may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC’s MJDS registration statement and annual report forms.

United States investors are cautioned that while the SEC now recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under the SEC Modernization Rules, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances.

Investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that the Company reports in this report are or will be economically or legally mineable. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	32

The mineral resource estimates contained in this MD&A have been prepared in accordance with NI 43-101 and Joint Ore Reserves Committee.

Lisa Ragsdale, P.Geo (Director, Mining Geology, IAMGOLD Corporation), is the QP responsible for the review and approval of all mineral resource estimates contained herein, as at December 31, 2021. Guy Bourque, Eng. (Director, Mining, IAMGOLD Corporation), is the QP responsible for the review and approval of all mineral reserve estimates contained herein, as at December 31,2021.

The technical information has been included herein with the consent and prior review of the above noted QPs, who have verified the data disclosed, and data underlying the information or opinions contained herein.

NEW ACCOUNTING STANDARDS

For a discussion of new accounting standards adopted and new accounting standards issued but not yet effective that may impact the Company, refer to note 4 of the Company’s audited annual consolidated financial statements for the year ended December 31, 2021.

RISKS AND UNCERTAINTIES

The Company is subject to various business, financial, operational and other risks, uncertainties, contingencies and other factors which could materially adversely affect the Company’s future business, operations, and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described under the heading “Cautionary Statement On Forward-Looking Information”.

Readers of this MD&A should consider the information included or incorporated by reference in this document and the Company’s consolidated financial statements and related notes for the year ended December 31, 2021. The nature of the Company’s activities and the locations in which it operates mean that the Company’s business generally is exposed to significant risk factors, known and unknown, many of which are beyond its control. Managing these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (“ERM”) system. The Company’s view of risks is not static. An important component of the ERM approach is to ensure key risks which are evolving or emerging are appropriately identified, managed and incorporated into existing ERM assessment, measurement, monitoring and reporting processes.

These practices ensure management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, while pursuing business approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board of Directors level.

The Company is subject to various risks, known and unknown, arising from factors within or outside of its control. For a comprehensive discussion of these risks and uncertainties that may have an adverse effect on the Company’s business, operations and financial results, refer to the Company’s latest Annual Information Form (“AIF”), filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The AIF, which is filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company, and is incorporated by reference into this MD&A.

NON-GAAP1 FINANCIAL MEASURES

The Company uses certain non-GAAP financial measures in its MD&A which are described in the following section. The Company believes that, in addition to conventional financial measures prepared in accordance with IFRS, certain investors use these non-GAAP financial measures to assess the performance of the Company. These non-GAAP financial measures do not have any standardized meaning prescribed by IFRS, may not be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The definitions of these measures, the reconciliation to the amounts presented in the consolidated financial statements, and the reasons for the presentation of these measures are included below. The non-GAAP financial measures are consistent with those presented previously and there have been no changes to the basis of calculation, except for the change to the presentation of cash cost per ounce sold described in more detail below.

Average Realized Gold Price per Ounce Sold

Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits, which, in the Company’s case, are not significant and to enable investors to understand the Company’s financial performance based on the average realized proceeds of selling gold production in the reporting period.

1.	GAAP - Generally accepted accounting principles.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	33

The following table provides a reconciliation of average realized gold price per ounce sold to revenues as per the consolidated financial statements.

($ millions, except where noted)	Q4 2021	Q3 2021	2021	2020	2019
Revenues	$294.6	$294.1	$1,151.7	$1,241.7	$1,065.3
By-product credit and other revenues	(0.4)	(0.4)	(1.4)	(3.1)	(2.4)

Revenues – adjusted	$294.2	$293.7	$1,150.3	$1,238.6	$1,062.9
Sales (000s oz) – 100%	164	165	643	696	761

Average realized gold price per ounce [1,2] ($/oz)	$1,794	$1,787	$1,790	$1,778	$1,397

1.	Average realized gold price per ounce sold may not be calculated based on amounts presented in this table due to rounding.
2.	Average realized gold price per ounce sold is calculated based on sales from the Company’s Westwood, Rosebel and Essakane mines.

Cash Costs, Cash Costs per Ounce Sold, AISC and AISC per Ounce Sold

The Company reports cash costs, cash costs per ounce sold, AISC and AISC per ounce sold in order to provide investors with information about key measures used by management to monitor performance of mine sites in commercial production and its ability to generate positive cash flow.

Cash costs include mine site operating costs such as mining, processing, administration, royalties, production taxes and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. AISC include cost of sales exclusive of depreciation expense, sustaining capital expenditures, which are required to maintain existing operations, capitalized exploration, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits and corporate general and administrative costs. These costs are then divided by the Company’s attributable gold ounces sold by mine sites in commercial production in the period to arrive at the cash costs per ounce sold and the AISC per ounce sold. The Company reports the AISC measure with and without a deduction for by-product credits and reports the measure for the Essakane, Rosebel and Westwood mines.

Prior to the second quarter 2021, for cash costs, the Company divided these costs by its attributable gold ounces produced in the period. Commencing with the second quarter 2021, the Company divides these costs by its attributable sales in the period. This change has been completed in order to better align with peer companies that present these metrics on ounces sold basis. All comparative periods have been restated and updated accordingly.

The following table provides a reconciliation of cash costs and cash costs per ounce sold on an attributable basis to cost of sales as per the consolidated financial statements.

($ millions, except where noted)	Q4 2021	Q3 2021	2021	2020	2019
Cost of sales[1]	$370.9	$287.2	$1,149.0	$991.4	$995.7
Depreciation expense[1]	(111.0)	(85.1)	(339.8)	(256.7)	(275.1)

Cost of sales[1], excluding depreciation expense	$259.9	$202.1	$809.2	$734.7	$720.6

Adjust for:
Revised estimate for water tax settlement	—	—	—	(7.2)	—
Stockpiles and finished goods adjustment	(62.9)	—	(62.9)	—	—
Normalization of costs	—	—	—	—	(20.9)
Other mining costs[2]	(5.2)	(6.4)	(26.5)	(41.2)	(12.4)
Cost attributed to non-controlling interests[3]	(12.7)	(13.9)	(52.5)	(48.4)	(48.0)

Cash costs – attributable	$179.1	$181.8	$667.3	$637.9	$639.3
Total gold sales[4] (000 oz) – attributable	152	150	590	646	707

Cash costs[5] ($/oz sold) – attributable	$1,184	$1,208	$1,132	$988	$904

1.	As per note 36 of the consolidated financial statements for cost of sales and depreciation expense.
2.	Other mining costs include certain taxes and permits related costs, community development costs and prior period operating costs, partially offset by by-product credits.
3.	Adjustments for the consolidation of Essakane (90%) and Rosebel (95%) to their attributable portion of cost of sales.
4.	Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.
5.	Cash costs per ounce sold may not be calculated based on amounts presented in this table due to rounding.

The NRV write-down of the long-term portion of ore stockpile inventories of $62.9 million was excluded from cash costs for the fourth quarter. Accounting profits at our long-term price assumptions are not expected to be realized based on the estimated cost of completion of ore stockpile inventories in addition to the book value of these inventories. The NRV write-down brings the book value of these inventories to a break-even position with respect to accounting profits, however, these ore stockpiles may still generate positive future cash flows, excluding any sunk costs. These adjustments relate to long-term ore stockpiles that also includes low grade ore stockpiles that will only be processed after twelve or more months and were excluded from cash cost as a result.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	34

The following table provides a reconciliation of AISC and AISC per ounce sold on an attributable basis to cost of sales as per the consolidated financial statements.

($ millions, attributable, except where noted)	Q4 2021	Q3 2021	2021	2020	2019
Cost of sales[1]	$370.9	$287.2	$1,149.0	$991.4	$995.7
Depreciation expense[1]	(111.0)	(85.1)	(339.8)	(256.7)	(275.1)

Cost of sales, excluding depreciation expense	$259.9	$202.1	$809.2	$734.7	$720.6

Adjust for:
Sustaining capital expenditures	41.4	26.4	105.4	79.1	95.9
Corporate general and administrative costs[2]	6.8	11.2	38.2	45.1	40.6
Stockpiles and finished goods adjustment	(62.9)	—	(62.9)	—	—
Other costs[3]	3.7	3.4	13.8	(6.6)	6.5
Cost attributable to non-controlling interests[4]	(16.3)	(16.4)	(63.1)	(57.0)	(57.4)

All-in sustaining costs – attributable	$232.6	$226.7	$840.6	$795.3	$806.2

Total gold sales[5] (000s oz) – attributable	152	150	590	646	707

All-in sustaining costs[6] ($/oz sold) – attributable	$1,537	$1,508	$1,426	$1,232	$1,141

All-in sustaining costs excluding by-product credit[6] ($/oz sold) – attributable	$1,540	$1,510	$1,428	$1,236	$1,144

1.	As per note 36 of the consolidated financial statements for cost of sales and depreciation expense.
2.	Corporate general and administrative costs exclude depreciation expense.
3.	Other costs include certain taxes and permits related costs, community development costs and prior period operating costs, partially offset by by-product credits.
4.	Adjustments for the consolidation of Essakane (90%) and Rosebel (95%) to their attributable portion of cost of sales.
5.	Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.
6.	AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

The Company presents its sustaining capital expenditures in its AISC to reflect the capital related to producing and selling gold from its mine operations. The distinctions between sustaining and expansion capital used by the Company align with the guidelines set out by the World Gold Council. Expansion capital is capital expenditures incurred at new projects and capital expenditures related to major projects or expansion at existing operations where these projects will materially benefit the operations. This non-GAAP financial measure provides investors with transparency regarding the capital expenditures required to support the ongoing operations at its mines, relative to its total capital expenditures.

($ millions, except where noted)	Q4 2021	Q3 2021	2021	2020	2019
Capital expenditures for property, plant and equipment	$231.3	$138.7	$623.8	$292.1	$248.1
Capital expenditures for exploration and evaluation assets	0.2	0.7	1.9	0.6	3.3

	$231.5	$139.4	$625.7	$292.7	$251.4

Capital expenditures - sustaining	41.4	26.4	105.4	79.1	95.9
Capital expenditures - expansion	$190.1	$113.0	$520.3	$213.6	$155.5

($ millions, except where noted)[1]	Q4 2021	Q3 2021	2021	2020	2019
Essakane	$22.9	$11.6	$51.2	$37.3	$39.0
Rosebel	13.3	10.8	42.2	29.3	42.7
Westwood	5.1	3.8	11.4	11.7	13.8

	$41.3	$26.2	$104.8	$78.3	$95.5
Corporate	0.1	0.2	0.6	0.8	0.4

Capital expenditures - sustaining	$41.4	$26.4	$105.4	$79.1	$95.9

($ millions, except where noted)[1]	Q4 2021	Q3 2021	2021	2020	2019
Essakane	$24.1	$27.2	$84.4	$76.4	$62.0
Rosebel	17.1	12.8	56.4	38.5	41.0
Westwood	0.3	0.8	2.9	9.5	17.9

	$41.5	$40.8	$143.7	$124.4	$120.9
Côté Gold (70%)	142.6	67.3	343.0	73.1	31.3
Boto Gold	6.0	4.9	33.6	16.1	3.3

Capital expenditures - expansion	$190.1	$113.0	$520.3	$213.6	$155.5

1.	Figures may not be calculated based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	35

Net Cash from Operating Activities before Changes in Working Capital

The Company makes reference to net cash from operating activities before changes in working capital which is calculated as net cash from operating activities less non-cash working capital items and non-current ore stockpiles. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories. Management believes that this non-GAAP measure, which excludes these non-cash items, provides investors with the ability to better evaluate the operating cash flow performance of the Company.

The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities.

($ millions, except where noted)	Q4 2021	Q3 2021	Q4 2020	2021	2020	2019
Net cash from operating activities	$67.5	$78.5	$128.7	$285.0	$347.6	$363.0
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	9.0	(0.3)	4.5	(17.0)	24.4	(12.3)
Inventories and non-current ore stockpiles	0.8	13.0	(13.3)	36.7	3.4	22.2
Accounts payable and accrued liabilities	(1.3)	(11.6)	(11.9)	(11.7)	(7.3)	(5.4)

Net cash from operating activities before changes in working capital	$76.0	$79.6	$108.0	$293.0	$368.1	$367.5

Mine-Site Free Cash Flow

Mine-site free cash flow is calculated as cash flow from mine-site operating activities less mine-site related property, plant and equipment expenditures. The Company believes this measure is useful to investors in assessing the Company’s ability to operate its mine sites without reliance on additional borrowing or usage of existing cash.

($ millions, except where noted)	Q4 2021	Q3 2021	Q4 2020	2021	2020	2019
Net cash from operating activities	$67.5	$78.5	$128.7	$285.0	$347.6	$363.0
Add:
Operating cash flow used by non-mine site activities	27.6	20.4	10.8	97.3	78.3	(87.9)

Cash flow from operating mine sites	$95.1	$98.9	$139.5	$382.3	$425.9	$275.1

Capital expenditures for property, plant and equipment	$231.5	$139.4	$106.4	$625.7	$292.7	$251.4
Less:
Capital expenditures from construction and development projects and corporate	(148.7)	(72.4)	(44.6)	(377.2)	(90.0)	(35.0)

Capital expenditure from operating mine-sites	$82.8	$67.0	$61.8	$248.5	$202.7	$216.4

Mine-site free cash flow	$12.3	$31.9	$77.7	$133.8	$223.2	$58.7

Available Liquidity and Net Cash

Available liquidity is defined as cash and cash equivalents, short-term investments and the credit available to be drawn under the Credit Facility. Net cash is calculated as cash, cash equivalents and short-term investments less long-term debt, lease liabilities and the drawn portion of the Credit Facility. The Company believes these measures provide investors with additional information regarding the liquidity position of the Company.

($ millions, except where noted)	December 31, 2021	December 31, 2020	December 31, 2019
Cash and cash equivalents	$544.9	$941.5	$830.6
Short-term investments	7.6	6.0	6.1
Available Credit Facility	498.3	498.3	499.6

Available liquidity	$1,050.8	$1,445.8	$1,336.3

($ millions, except where noted)	December 31, 2021	December 31, 2020	December 31, 2019
Cash and cash equivalents	$544.9	$941.5	$830.6
Short-term investments	7.6	6.0	6.1
Lease liabilities	(65.6)	(66.8)	(58.8)
Long-term debt[1]	(468.9)	(478.2)	(420.7)
Drawn Letters of Credit issued under Credit Facility	(1.7)	(1.7)	(0.4)

Net cash	$16.3	$400.8	$356.8

1.

Includes principal amount of the Notes of $450 million and equipment loans of $18.9 million ( December 31, 2020 - $450 million and $28.2 million, respectively and December 31, 2019 - $400 million and $20.7 million, respectively). Excludes deferred transaction costs and embedded derivative on the Notes.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	36

EBITDA and Adjusted EBITDA

EBITDA (earnings before income taxes, depreciation and amortization of finance costs), is an indicator of the Company’s ability to produce operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures.

Adjusted EBITDA represents EBITDA excluding certain impacts such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature such as gain on sale of INV Metals as such items are not indicative of recurring operating performance. Management believes this additional information is useful to investors in understanding the Company’s ability to generate operating cash flow by excluding from the calculation these non-cash amounts and cash amounts that are not indicative of the recurring performance of the underlying operations for the periods presented.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to the consolidated financial statements:

($ millions, except where noted)	Q4 2021	Q3 2021	Q4 2020	2021	2020	2019
Earnings (loss) before income taxes	$(292.6)	$(70.1)	$84.9	$(319.6)	$98.8	$(328.3)
Add:
Depreciation	111.4	85.4	69.9	341.5	258.2	276.6
Finance costs	(12.2)	4.3	6.0	5.2	23.3	14.4

EBITDA	$(193.4)	$19.6	$160.8	$27.1	$380.3	$(37.3)
Adjusting items:
Loss on redemption of 7% Senior notes	—	—	—	—	22.5	—
Unrealized (gain) loss on embedded derivatives - prepayment options on 7% Senior Notes	—	—	(4.2)	—	7.8	(11.3)
Unrealized (gain) loss on embedded derivatives - 5.75% Senior Notes	(0.1)	12.5	—	6.9	—	—
Unrealized (gain) loss on embedded derivatives - Rosebel power purchase agreement	9.0	(0.9)	(3.6)	5.9	23.3	—
Unrealized (gain) loss on warrants and time value of derivatives	—	—	—	—	12.4	(4.1)
Gain on sale of royalties	—	—	—	(45.9)	—	—
Gain on the establishment of the Rosebel UJV	—	—	—	—	(16.9)	—
Rosebel temporary suspension costs	—	—	—	—	16.0	—
COVID-19 expenses, net of subsidy	2.4	4.2	4.2	16.0	22.0	—
Care and maintenance costs at Westwood	—	—	14.6	24.5	19.8	—
Write-down of assets	2.7	0.7	1.0	4.9	2.0	10.7
Foreign exchange (gain) loss	0.8	5.9	(3.4)	6.0	(2.2)	4.1
Revised estimate for water tax settlement	—	—	—	—	7.2	—
Unrealized (gain) loss on bond investments	(0.2)	0.2	—	(0.1)	—	—
Restructuring costs	—	—	—	1.0	—	3.2
NRV write-down	70.3	13.6	—	93.3	—	—
Impairment charge (reversal)	205.1	—	(45.8)	205.1	(45.8)	287.8
Unrealized (gain) loss on TARF	(1.9)	3.8	—	3.0	—	—
Insurance recoveries	—	—	—	(10.2)	—	—
Gain on sale of interest in Eastern Borosi property	—	—	—	—	(4.1)	—
Normalization of costs	—	—	—	—	—	29.5
Reversal of stockpile impairment	—	—	—	—	—	(15.6)
Gain on sale of INV	—	(16.1)	—	(16.1)	—	—
Changes in estimates of asset retirement obligations at closed sites	0.3	40.4	6.1	40.7	6.1	21.0
Unrealized gain on extendible forward arrangement	(0.4)	(1.4)	—	(1-8)	—	—
Fair value of deferred consideration from sale of Sadiola	(4.6)	—	—	(4.6)	—	—

Adjusted EBITDA	$90.0	$82.5	$129.7	$355.7	$450.4	$288.0

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	37

Adjusted Net Earnings (Loss) Attributable to Equity Holders

Adjusted net earnings (loss) attributable to equity holders represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature such as gain on sale of INV Metals as such items are not indicative of recurring operating performance. This measure is not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS. Management believes this measure better reflects the Company’s performance for the current period and is a better indication of its expected performance in future periods. As such, the Company believes that this measure is useful to investors in assessing the Company’s underlying performance. The following table provides a reconciliation of loss before income taxes and non-controlling interests as per the consolidated statements of earnings (loss) of $292.6 million, to an adjusted net earnings attributable to equity holders of the Company of $44.3 million in the fourth quarter 2021.

($ millions, except where noted)	Q4 2021	Q3 2021	Q4 2020	2021	2020	2019
Earnings (loss) before income taxes and non-controlling interests	$(292.6)	$(70.1)	$84.9	$(319.6)	$98.8	$(328.3)
Adjusting items:
Unrealized (gain) loss on embedded derivatives - 5.75% senior notes	(0.1)	12.5	—	6.9	—	—
Gain on the establishment of the Rosebel UJV	—	—	—	—	(16.9)	—
Insurance recoveries	—	—	—	(10.2)	—	—
Rosebel temporary suspension costs	—	—	—	—	16.0	—
COVID-19 expenses, net of subsidy	2.4	4.2	4.2	16.0	22.0	—
Loss on redemption of 7% Senior notes	—	—	—	—	22.5	—
Care and maintenance costs at Westwood	—	—	14.6	24.5	19.8	—
Write-down of assets	2.7	0.7	1.0	4.9	2.0	10.7
Unrealized (gain) loss on embedded derivatives - prepayment options on 7% Senior Notes	—	—	(4.2)	—	7.8	(11.3)
Unrealized (gain) loss on embedded derivatives - Rosebel power purchase agreement	9.0	(0.9)	(3.6)	5.9	23.3	—
Gain on sale of royalties	—	—	—	(45.9)	—	—
Foreign exchange (gain) loss	0.8	5.9	(3.4)	6.0	(2.2)	4.1
Restructuring costs	—	—	—	1.0	—	3.2
NRV write-down	111.2	16.2	—	138.6	—	—
Impairment charge (reversal)	205.1	—	(45.8)	205.1	(45.8)	287.8
Unrealized (gain) loss on TARF	(1.9)	3.8	—	3.0	—	—
Unrealized (gain) loss on bond investments	(0.2)	0.2	—	(0.1)	—	—
Unrealized (gain) loss on warrants and time value of derivatives	—	—	—	—	12.4	(4.1)
Normalization of costs	—	—	—	—	—	29.5
Reversal of stockpile impairment	—	—	—	—	—	(15.6)
Gain on sale of interest in Eastern Borosi property	—	—	—	—	(4.1)	—
Revised estimate for water tax settlement	—	—	—	—	7.2	—
Gain on sale of INV	—	(16.1)	—	(16.1)	—	—
Changes in estimates of asset retirement obligations at closed sites	0.3	40.4	6.1	40.7	6.1	21.0
Unrealized gain on extendible forward arrangement	(0.4)	(1.4)	—	(1.8)	—	—
Fair value of deferred consideration from sale of Sadiola	(4.6)	—	—	(4.6)	—	—

Adjusted earnings (loss) before income taxes and non-controlling interests	$31.7	$(4.6)	$53.8	$54.3	$168.9	$(3.0)
Income taxes	88.6	(2.4)	(16.9)	64.5	(44.1)	(30.4)
Tax on foreign exchange translation of deferred income tax balances	15.6	(2.4)	(18.0)	11.2	(12.1)	3.1
Tax impact of adjusting items	(101.5)	(7.9)	9.2	(103.9)	(8.8)	14.9
Non-controlling interests	9.9	(2.8)	(9.0)	0.7	(16.2)	(14.6)

Adjusted net earnings (loss) attributable to equity holders	$44.3	$(20.1)	$19.1	$26.8	$87.7	$(30.0)
Adjusted net earnings (loss) per share attributable to equity holders	$0.09	$(0.04)	$0.04	$0.06	$0.19	$(0.06)
Basic weighted average number of common shares outstanding (millions)	476.9	476.8	474.7	476.5	472.6	468.0

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	38

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Statements included in this MD&A, including any statements with respect to the Company’s future financial or operating performance and other statements that express management’s expectations or estimates of future performance, including statements in respect of the prospects and/or development of the Company’s projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as “forward-looking statements”) and such forward-looking statements are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by the use of words such as “may”, “will”, “should”, “continue”, “expect”, “budget”, “forecast”, “anticipate”, “estimate”, “believe”, “intend”, “plan”, “schedule”, “guidance”, “outlook”, “potential”, “transformational”, “best-in-class”, “top-tier”, “seek”, “targets”, “suspended”, “superior return(s)”, “superior shareholder return(s)”, “cover”, “strategy”, “superior” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: the Company’s guidance for production, including timing and amounts thereof; costs of production; costs of sales; cash costs; all-in sustaining costs; construction costs and site expenditures; the impact of COVID-19 on the Company, including its operations, the project schedule for Côté Gold, key inputs, staffing and contractors; depreciation expense; effective tax rate; expected capital expenditures; operations outlook; expected benefits from the operational improvements and de-risking strategies enacted by the Company; the Company’s plan achieve net zero emissions; the resumption of strategic mine development activities; development and expansion projects; exploration; impairment assessments and estimates; the expected receipt of permits; permitting timelines; sale transactions; the future price of gold and other commodities; foreign exchange rates and currency fluctuations; requirements for additional capital; the Company’s capital allocation; the estimation of mineral reserves and mineral resources; the realization of mineral reserve and mineral resource estimates; the timing for completion of construction of Côté Gold and the commencement of commercial production; and government regulation of mining operations.

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this MD&A, including with respect to: the Company’s present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the economic environment in which the Company will operate in the future; legal and political developments in the jurisdictions in which the Company operates; the price of gold and other key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company’s projects.

Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the Company’s business strategies and its ability to execute thereon; political and legal risks; the ongoing impact of COVID-19 and its variants on the Company and its workforce, the availability of labour and contractors, key inputs for the Company and global supply chains; the volatility of the Company’s securities; potential engagements with activist shareholders; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company’s assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company’s operations; business risks, including pandemics, adverse environmental conditions and hazards; unexpected geological conditions; potential shareholder dilution; increasing competition in the mining sector; ability to successfully integrate acquired assets; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold and certain other commodities (such as diesel and electricity); consolidation in the gold mining industry; legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; government actions taken in response to COVID-19, including new variants of COVID-19, and any worsening thereof; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure, such as a conveyor belt breakdown; seismic activity; the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with a gold sale prepayment arrangement; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company’s level of indebtedness; the Company’s ability to satisfy covenants under its Credit Facility; movements in interest rates; adverse changes in the Company’s credit rating; the Company’s choices in capital allocation; effectiveness of the Company’s ongoing cost containment efforts; the ability to execute on the Company’s de-risking activities and measures to improve operations; risks related to third-party contractors, including reduced control over aspects of the Company’s operations and/or the failure of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company’s assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	39

exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; security risks, including civil unrest, war or terrorism; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment; employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, such as extreme weather or seismic events; potential for failure of the hydrostatic plug at the Westwood mine; lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather conditions; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be agreed to; the availability of qualified contractors and the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company’s operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases or pandemics, such as the COVID-19 outbreak, or adverse weather conditions; and the inherent risks involved in the exploration, development and mining business generally. Please see the Company’s AIF or Form 40-F available on www.sedar.com or www.sec.gov/edgar.shtml for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION Annual Management’s Discussion and Analysis - December 31, 2021	40

CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2021

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	41

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

To the Shareholders and Board of Directors of IAMGOLD Corporation

The accompanying consolidated financial statements of IAMGOLD Corporation (the “Company”), their presentation and the information contained in Management’s Discussion and Analysis including information determined by specialists, are the responsibility of management. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial information of the Company presented in Management’s Discussion and Analysis is consistent with that in the consolidated financial statements.

The integrity of the consolidated financial reporting process is the responsibility of management. Management maintains systems of internal controls designed to provide reasonable assurance that transactions are authorized, assets are safeguarded, and reliable financial information is produced. Management selects accounting principles and methods that are appropriate to the Company’s circumstances, and makes certain determinations of amounts reported in which estimates or judgments are required.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting. The Board of Directors carries out this responsibility principally through its Audit and Finance Committee which consists of independent directors. The Board of Directors has also designated the Chairman of the Audit and Finance Committee as the Board’s financial expert. The Audit and Finance Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting requirements. The Audit and Finance Committee satisfies itself that each party is properly discharging its responsibilities; reviews the quarterly and annual consolidated financial statements and any reports by the external auditors; and recommends the appointment of the external auditors for review by the Board of Directors and approval by the shareholders.

The external auditors audit the consolidated financial statements annually on behalf of the shareholders of the Company. The external auditors have full and free access to management and the Audit and Finance Committee.

Daniella Dimitrov

President, Chief Financial Officer (“CFO”) and interim Chief Executive Officer (“CEO”)

February 23, 2022

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	42

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with IFRS as issued by the IASB.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The CEO and CFO conducted an evaluation of the design, implementation and operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2021. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2021, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2021 has been audited by KPMG LLP, Chartered Professional Accountants, as stated in their report located on page 46 of the consolidated financial statements.

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	43

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of IAMGOLD Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of IAMGOLD Corporation (the Company) as of December 31, 2021 and 2020, the related consolidated statements of earnings (loss), comprehensive income (loss), changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 23, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.

Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit and finance committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recoverable amount of the Côté Gold, Doyon, and Rosebel Cash Generating Units (CGU)

As discussed in Note 3(g) to the consolidated financial statements, the carrying amounts of the Company’s non-current assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indicator exists, the Company performs an impairment test. As discussed in Note 7 the updated Mineral Reserves and Resources estimates and life-of-mine plan for Rosebel were considered by the Company to be an indicator of impairment for the Rosebel CGU. An increase in estimated costs over the life-of-mine based on the Company’s current plans and an increase in the asset retirement obligation were considered by the Company to be an indicator of impairment for the Doyon CGU, which includes the Westwood mine. An increase in the estimated project costs was considered by the Company to be an indicator of impairment for the Côté Gold CGU. The recoverable amounts of the CGUs were determined by calculating the FVLCD. The FVLCD was determined by calculating the net present value of the estimated future cash flows (level 3 of the fair value hierarchy). The significant estimates and assumptions used in determining the FVLCD for the CGUs were the life-of-mine production profile, future capital and operating expenditures, future gold prices, future foreign exchange rates, reserves and resources, discount rate and value of un-modeled mineralization.

We identified the assessment of the recoverable amounts of the Côté Gold, Doyon and Rosebel CGUs as a critical audit matter. A high degree of auditor judgment was required to evaluate the estimated future cash flows used to estimate the recoverable amounts of the Côté Gold, Doyon and Rosebel CGUs in particular certain key assumptions of future gold prices, future foreign exchange rates, discount rate, future costs and value of un-modeled mineralization. In addition, auditor judgment was required to assess the mineral reserves and resources which form the basis of the life of mine plans.

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	44

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s impairment assessment process. This included controls related to the determination of each of certain key assumptions used in the estimates of the recoverable amounts and controls related to the determination of estimated mineral reserves and resources. We compared the future costs in the discounted cash flow models to technical reports and to actual historical costs incurred. We assessed the competence, capabilities and objectivity of the Company’s personnel who prepared the mineral reserves and resources estimates, including the industry and regulatory standards they applied. We evaluated the Company’s estimates of mineral reserves and resources by comparing the Company’s historical estimates to actual production results. We involved valuation professionals with specialized skills and knowledge, who assisted in:

•

evaluating the future gold prices, discount rate, and future foreign exchange rate assumptions, by comparing to estimates that were independently developed using publicly available third-party sources and data for comparable entities; and

•

assessing the value of un-modeled mineralization, by comparing the assumptions to the implied value per ounce from comparable market transactions and the implied value per ounce of the mineral reserves and resources in the discounted cash flow.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 1998.

Toronto, Canada
February 23, 2022

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	45

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of IAMGOLD Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited IAMGOLD Corporation’s (the Company) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of earnings (loss), comprehensive income (loss), changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 23, 2022 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of lnternal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 23, 2022

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	46

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

		Years ended December 31,
(In millions of U.S. dollars, except per share amounts)	Notes	2021	2020
Continuing Operations
Revenues		$1,151.7	$1,241.7
Cost of sales	5	1,149.0	991.4

Gross profit		2.7	250.3
General and administrative expenses	6	(42.0)	(46.8)
Exploration expenses		(38.1)	(27.9)
Impairment (charge) reversal	7	(205.1)	45.8
Other expenses	8	(92.0)	(76.0)

Earnings (loss) from operations		(374.5)	145.4

Share of net loss from investment in associate, net of income taxes	19	(0.6)	(1.6)
Finance costs	9	(5.2)	(23.3)
Foreign exchange gain (loss)		(6.0)	2.2
Interest income, derivatives and other investment gains (losses)	10	66.7	(23.9)

Earnings (loss) before income taxes		(319.6)	98.8
Income tax (expense) recovery	12	64.5	(44.1)

Net earnings (loss) from continuing operations		(255.1)	54.7
Net earnings from discontinued operations	20	—	4.1

Net earnings (loss)		$(255.1)	$58.8

Net earnings (loss) from continuing operations attributable to
Equity holders		$(254.4)	$38.5
Non-controlling interests		(0.7)	16.2

Net earnings (loss) from continuing operations		$(255.1)	$54.7

Net earnings (loss) attributable to Equity holders		$(254.4)	$42.6
Non-controlling interests		(0.7)	16.2

Net earnings (loss)		$(255.1)	$58.8

Attributable to equity holders
Weighted average number of common shares outstanding (in millions)
Basic	13	476.5	472.6
Diluted	13	476.5	478.0

Basic and diluted earnings (loss) per share from continuing operations	13	$(0.53)	$0.08
Basic and diluted earnings (loss) per share from discontinued operations	13	$—	$0.01
Basic and diluted earnings (loss) per share	13	$(0.53)	$0.09

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	47

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Years ended December 31,
(In millions of U.S. dollars)	Notes	2021	2020
Net earnings (loss)		$(255.1)	$58.8

Other comprehensive income (loss), net of income taxes
Items that will not be reclassified to the statements of earnings (loss)
Movement in marketable securities fair value reserve
Net unrealized change in fair value of marketable securities		(4.4)	4.9
Net realized change in fair value of marketable securities	30(b)	0.2	(4.9)
Tax impact	12	0.4	(0.3)

		(3.8)	(0.3)

Items that may be reclassified to the statements of earnings (loss)
Movement in cash flow hedge fair value reserve
Effective portion of changes in fair value of cash flow hedges	30(c)(i)	57.8	18.8
Time value of options contracts excluded from hedge relationship	30(c)(i)	3.3	(3.3)
Net change in fair value of cash flow hedges reclassified to the statements of earnings(loss)	30(c)(ii)	(11.5)	21.2
Tax impact	12	(2.6)	0.2

		47.0	36.9

Currency translation adjustment		2.5	0.6

		49.5	37.5
Total other comprehensive income	19	45.7	37.2

Comprehensive income (loss)		$(209.4)	$96.0

Comprehensive income (loss) attributable to:
Equity holders		$(208.7)	$79.8
Non-controlling interests		(0.7)	16.2

Comprehensive income (loss)		$(209.4)	$96.0

Comprehensive income (loss) from:
Continuing operations		$(209.4)	$91.9
Discontinued operations		—	4.1

Comprehensive income (loss)		$(209.4)	$96.0

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	48

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31,
(In millions of U.S. dollars)	Notes	2021	2020
Operating activities
Net earnings (loss)		$(255.1)	$58.8
Adjustments for:
Depreciation expense		349.1	268.0
Impairment charge (reversal)	7	205.1	(45.8)
Income tax expense (recovery)	12	(64.5)	44.1
Other non-cash items	14(a)	81.6	89.4
Adjustments for cash items:
Proceeds from insurance claim		10.2	—
Dividends from related parties		—	8.2
Settlement of derivatives		15.3	(16.4)
Disbursements related to asset retirement obligations	25(a)	(2.3)	(2.2)
Movements in non-cash working capital items and non-current ore stockpiles	14(b)	(8.0)	(20.6)

Cash from operating activities, before income taxes paid		331.4	383.5
Income taxes paid	12	(46.4)	(35.9)

Net cash from operating activities		285.0	347.6

Investing activities
Capital expenditures for property, plant and equipment		(623.8)	(292.1)
Capitalized borrowing costs	9	(31.4)	(24.5)
Proceeds from sale of royalties	10	45.9	—
Proceeds on the establishment of the Rosebel UJV		—	34.0
Other investing activities	14(c)	(21.4)	36.4

Net cash used in investing activities		(630.7)	(246.2)

Financing activities
Interest paid	9	—	(6.9)
Payment of lease obligations	26	(18.9)	(16.5)
Dividends paid to non-controlling interests		(9.3)	(1.9)
Proceeds from equipment loan	28(c)	—	10.9
Repayment of equipment loans		(7.7)	(6.2)
Redemption of 7% senior notes	28(b)	—	(421.3)
Net proceeds from issuance of 5.75% senior notes	28(a)	—	443.6
Common shares issued for cash on exercise of stock options		0.6	5.0
Other financing activities		(5.9)	(5.9)

Net cash (used in) generated from financing activities		(41.2)	0.8

Effects of exchange rate fluctuation on cash and cash equivalents		(9.7)	8.7

Increase (decrease) in cash and cash equivalents		(396.6)	110.9
Cash and cash equivalents, beginning of the year		941.5	830.6

Cash and cash equivalents, end of the year		$544.9	$941.5

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	49

CONSOLIDATED BALANCE SHEETS

(In millions of U.S. dollars)	Notes	December 31, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	15	$544.9	$941.5
Short-term investments		7.6	6.0
Receivables and other current assets	17	96.5	120.7
Inventories	18	302.1	327.3

		951.1	1,395.5

Non-current assets
Investment in associate	19	—	9.0
Property, plant and equipment	21	2,587.9	2,362.0
Exploration and evaluation assets	22	61.7	54.8
Restricted cash	16	42.2	38.6
Inventories	18	124.1	198.3
Other assets	23	204.6	96.1

		3,020.5	2,758.8

		$3,971.6	$4,154.3

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$304.4	$244.7
Income taxes payable		29.5	29.6
Other current liabilities	24	218.9	34.6
Current portion of lease liabilities	26	21.4	18.0
Current portion of long-term debt	28	7.5	7.9

		581.7	334.8

Non-current liabilities
Deferred income tax liabilities	12	61.2	168.8
Provisions	25	470.2	388.0
Lease liabilities	26	44.2	48.8
Long-term debt	28	456.9	458.7
Deferred revenue	29	—	179.8
Other liabilities	27	40.3	29.9

		1,072.8	1,274

		1,654.5	1,608.8

Equity
Attributable to equity holders
Common shares		2,719.1	2,710.8
Contributed surplus		59.1	60.6
Accumulated deficit		(562.2)	(307.9)
Accumulated other comprehensive income (loss)		23.8	(5.3)

		2,239.8	2,458.2
Non-controlling interests		77.3	87.3

		2,317.1	2,545.5
Contingencies and commitments	25(b), 37

		$3,971.6	$4,154.3

The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of Board of Directors,

Ronald Gagel, Director	Deborah Starkman, Director

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	50

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Years ended December 31,
(In millions of U.S. dollars)	Notes	2021	2020
Common shares
Balance, beginning of the year		$2,710.8	$2,686.8
Issuance of common shares for share-based compensation		8.3	12.4
Issuance of common shares for exploration and evaluation asset acquisition	22	—	11.6

Balance, end of the year		2,719.1	2,710.8

Contributed surplus
Balance, beginning of the year		60.6	54.0
Issuance of common shares for share-based compensation		(8.3)	(7.4)
Share-based compensation	35	6.9	11.7
Other		(0.1)	2.3

Balance, end of the year		59.1	60.6

Accumulated deficit
Balance, beginning of the year		(307.9)	(350.2)
Net earnings (loss) attributable to equity holders		(254.4)	42.6
Other		0.1	(0.3)

Balance, end of the year		(562.2)	(307.9)

Accumulated other comprehensive income (loss)
Marketable securities fair value reserve
Balance, beginning of the year		(32.2)	(31.9)
Net change in fair value of marketable securities, net of income taxes		(3.8)	(0.3)

Balance, end of the year		(36.0)	(32.2)

Cash flow hedge fair value reserve
Balance, beginning of the year		29.4	(9.5)
Net change in fair value and time value of cash flow hedges recognized in property, plant and equipment	30(c)(ii)	(16.6)	2.0
Net change in fair value of cash flow hedges recognized in other comprehensive income (loss), net of income taxes		47.0	36.9

Balance, end of the year		59.8	29.4

Currency translation adjustment
Balance, beginning of the year		(2.5)	(3.1)
Change for the year	19	(0.7)	0.6
Sale of investment	19	3.2	—

Balance, end of the year		—	(2.5)

Total accumulated other comprehensive loss		23.8	(5.3)

Equity attributable to equity holders		2,239.8	2,458.2

Non-controlling interests
Balance, beginning of the year		87.3	72.7
Net earnings attributable to non-controlling interests		(0.7)	16.2
Dividends to non-controlling interests		(9.3)	(1.9)
Transaction with equity holders		—	0.3

Balance, end of the year		77.3	87.3

		$2,317.1	$2,545.5

The accompanying notes are an integral part of these consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2021 and 2020

(Amounts in notes and in tables are in millions of U.S. dollars, except where otherwise indicated)

1.	Corporate information

IAMGOLD Corporation (“IAMGOLD” or the “Company”) is a corporation governed by the Canada Business Corporations Act whose shares are publicly traded on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG). The address of the Company’s registered office is 401 Bay Street, Suite 3200, Toronto, Ontario, Canada, M5H 2Y4.

The principal activities of the Company are the exploration, development and operation of gold mining properties.

2.	Basis of Preparation

(a)	Statement of compliance

These consolidated financial statements of IAMGOLD and all of its subsidiaries, joint venture and associate as at and for the years ended December 31, 2021 and 2020, have been prepared in accordance with IFRS as issued by the IASB.

These consolidated financial statements were prepared on a going concern basis. The significant accounting policies applied in these consolidated financial statements are presented in note 3 and have been consistently applied in each of the years presented.

These consolidated financial statements of IAMGOLD were authorized for issue in accordance with a resolution of the Board of Directors on February 23, 2022.

(b)	Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for items measured at fair value as discussed in note 31.

(c)	Basis of consolidation

Subsidiaries and divisions related to significant properties of the Company are accounted for as outlined below.

Name	Property (Location)	December 31, 2021	December 31, 2020	Type of Arrangement	Accounting Method
IAMGOLD Essakane S.A. (“Essakane S.A.”)	Essakane mine (Burkina Faso)	90%	90%	Subsidiary	Consolidation

Rosebel Gold Mines N.V.[1]	Rosebel mine (Suriname)	95%	95%	Subsidiary	Consolidation

Doyon division including the Westwood mine[2]	Doyon division (Canada)	100%	100%	Division	Consolidation

Côté Gold division[2,3]	Côté Gold project (Canada)	70%	70%	Division	Proportionate share

IAMGOLD Boto S.A.	Boto Gold project (Senegal)	90%	90%	Subsidiary	Consolidation

Euro Ressources S.A.	France	90%	90%	Subsidiary	Consolidation

Merrex Gold Inc.	Diakha-Siribaya Gold project (Mali)	100%	100%	Subsidiary	Consolidation

1.

On April 22, 2020, Rosebel Gold Mines N.V. (“Rosebel”) signed an Unincorporated Joint Venture (“Rosebel UJV”) agreement with Staatsolie Maatschappij Suriname N.V. (“Staatsolie”) relating to the concession areas within the Rosebel UJV Area of Interest, which includes Saramacca. The Rosebel UJV excludes the existing Rosebel mining concession, which is 95% owned by Rosebel and 5% owned by the Republic of Suriname. Rosebel holds a 70% participating interest and Staatsolie holds a 30% participating interest in the Rosebel UJV on behalf of the Republic of Suriname.

2.	Part of lAMGOLD Corporation.
3.

The Company holds a 70% participating interest in the assets, liabilities, revenues and expenses through an unincorporated joint venture with Sumitomo Metal Mining Co. Ltd. with respect to the Côté Gold project. A third party holds various net profit interests and net participation interests in the mineral tenure comprising the project. The net interest of IAMGOLD in the mineral tenure comprising the current pit shell is approximately 64.75%.

(i)	Subsidiaries

Subsidiaries are entities over which the Company has the ability to exercise control. Control of an entity is defined to exist when the Company is exposed to variable returns from involvement with the entity and has the ability to affect those returns through power over the entity. Specifically, the Company controls an entity if the Company has all of the following: power over the entity (i.e. existing rights that give the Company the current ability to direct the relevant activities of the entity); exposure, or rights, to variable returns from involvement with the entity; and the ability to use power over the entity to affect its returns. Subsidiaries are consolidated from the acquisition date, which is the date on which the Company obtains control of the acquired entity. Where the Company’s interest in a

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	52

subsidiary is less than 100%, the Company recognizes a non-controlling interest. All intercompany balances, transactions, income, expenses and profits or losses have been eliminated on consolidation.

(ii)	Associate

An associate is an entity over which the Company has significant influence but neither control nor joint control. Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights, but can also arise where the Company has less than 20% of voting rights but has the power to be actively involved and influence in policy decisions affecting the entity. The Company’s share of net assets and net income or loss of associate is accounted for in the consolidated financial statements using the equity method from the date significant influence commences until the date significant influence ceases or investment is sold. The Company had concluded that it had significant influence over its investment in INV Metals Inc. (“INV Metals”) through the level of ownership of voting rights until the date the investment was sold (note 19).

Share of net losses from the associate is recognized in the consolidated financial statements until the carrying amount of the interest in the associate is reduced to nil. Thereafter, losses are recognized only to the extent that the Company has an obligation to fund the associate’s operations or has made payments on behalf of the associate.

(iii)	Joint arrangements

Joint arrangements are those arrangements over which the Company has joint control established by contractual agreement and requiring unanimous consent of the joint venture parties for financial and operating decisions. The Company’s significant joint arrangements consist of a joint venture, which is structured through a separate legal entity. The financial results of the joint venture is accounted for using the equity method from the date that joint control commences until the date that joint control ceases or investment is classified as held for sale, and are prepared for the same reporting period as the Company, using consistent accounting policies.

Share of net losses from the joint venture is recognized in the consolidated financial statements until the carrying amount of the interest in the joint venture is reduced to nil. Thereafter, losses are recognized only to the extent that the Company has an obligation to fund the joint venture’s operations or has made payments on behalf of the joint venture.

Dividends received from the Company’s joint venture are presented in the Company’s consolidated statements of cash flows as operating activities.

(iv)	Unincorporated arrangements

The Company participates in unincorporated arrangements and has rights to its share of the undivided assets, liabilities, revenues and expenses of the properties, subject to the arrangements, rather than a right to a net return, and does not share joint control. All such amounts are measured in accordance with the terms of the arrangements, which is usually in proportion to the Company’s interest in the assets, liabilities, revenues and expenses of the properties. These amounts are recorded in the Company’s consolidated financial statements on the appropriate lines. The Cote division and Saramacca are treated as unincorporated arrangements.

(d)	Functional and presentation currency

The functional currency of the Company’s subsidiaries and joint venture is the U.S. dollar. The functional currency of the associate (INV Metals) was the Canadian dollar. The presentation currency of the Company’s consolidated financial statements is the U.S. dollar.

For the associate, assets and liabilities to July 2021 were translated at the exchange rate in effect at the balance sheet date. Revenues and expenses were translated at average exchange rates throughout the reporting period or at rates that approximate the actual exchange rates. Foreign exchange gains or losses on translation were included in other comprehensive income (“OCI”). The cumulative amount of the exchange differences is presented as a separate component of equity until disposal of the foreign operation.

Transactions denominated in foreign currencies are translated into the entity’s functional currency as follows:

•	Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date;

•	Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date;

•	Deferred tax assets and liabilities are translated at the exchange rate in effect at the balance sheet date with translation gains and losses recorded in income tax expense; and

•

Revenues and expenses are translated at the average exchange rates throughout the reporting period, except depreciation, which is translated at the rates of exchange applicable to the related assets, and share-based compensation expense, which is translated at the rates of exchange applicable at the date of grant of the share-based compensation.

Exchange gains or losses on translation of transactions are included in the consolidated statements of earnings (loss). When a gain or loss on certain non-monetary items, such as financial assets at fair value through OCI, is recognized in OCI, the translation differences are also recognized in OCI.

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3.	Summary of Significant Accounting Policies

The accounting policies set out below have been applied consistently by the Company, for its subsidiaries, joint venture and associate in all periods presented in these consolidated financial statements.

(a)	Financial instruments

The Company recognizes financial assets and financial liabilities on the date the Company becomes a party to the contractual provisions of the instruments. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, canceled or expired. Certain financial instruments are recorded at fair value in the consolidated balance sheets. Refer to note 31 on fair value measurements.

(i)	Non-derivative financial instruments

Non-derivative financial instruments are recognized initially at fair value plus attributable transaction costs, where applicable for financial instruments not classified as fair value through profit or loss (“FVTPL”). Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.

Financial assets at FVTPL

Cash and cash equivalents, restricted cash, short-term investments, bond fund investments and warrants are classified as financial assets at FVTPL and are measured at fair value. Cash equivalents are short-term investments with initial maturities of three months or less. Short-term investments have initial maturities of more than three months and less than 12 months. The unrealized gains or losses related to changes in fair value are reported in interest income and derivatives and other investment gains (losses) in the consolidated statements of earnings (loss).

Amortized cost

Trade and other receivables and fixed rate investments are classified as and measured at amortized cost using the effective interest rate method, less impairment losses, if any.

Financial assets at fair value through OCI

The Company’s investments in equity marketable securities are designated as financial assets at fair value through OCI and are recorded at fair value on the trade date with directly attributable transaction costs included in the recorded amount. Subsequent changes in fair value are recognized in OCI.

Non-derivative financial liabilities

Accounts payable, accrued liabilities, senior notes, equipment loans, and borrowings under the credit facility are accounted for at amortized cost, using the effective interest rate method. The amortization of senior notes issue costs and equipment loans transaction costs is calculated using the effective interest rate method, and the amortization of credit facility issue costs is calculated on a straight-line basis over the term of the credit facility.

(ii)	Non-hedge derivatives

The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations of other currencies compared to the U.S. dollar, and fluctuations in commodity prices such as for gold, oil and fuel. All derivative financial instruments not designated in a hedge relationship that qualify for hedge accounting are classified as financial instruments at FVTPL. Derivative financial instruments at FVTPL, including embedded derivatives, requiring separation from its host contract are recorded in the consolidated balance sheets at fair value.

Changes in the estimated fair value of non-hedge derivatives at each reporting date are included in the consolidated statements of earnings (loss) as non-hedge derivative gain or loss.

Embedded derivatives in financial liabilities measured at amortized cost are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related.

(iii)	Hedge derivatives

The Company uses derivative financial instruments to hedge its exposure to exchange rate fluctuations on foreign currency denominated revenues, operating expenses and purchases of non-financial assets and its exposure to price fluctuations of consumable purchases.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivative hedging instruments to forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in fair value is recognized in OCI, net of tax. For hedged items other than the purchase of non-financial assets, the amounts accumulated in OCI are reclassified to the consolidated statements of earnings (loss) when the underlying hedged transaction, identified at contract inception, affects profit or loss. When hedging a forecasted transaction that results

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in the recognition of a non-financial asset, the amounts accumulated in equity are removed and added to the carrying amount of the non-financial asset.

Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statements of earnings (loss). The Company has elected to exclude the time value component of options and the forward element of forward contracts from the hedging relationships, with changes in these amounts recorded in OCI and treated as a cost of hedging. For hedged items other than the purchase of non-financial assets, the cost of hedging amounts is reclassified to the consolidated statements of earnings (loss) when the underlying hedged transaction affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset, the cost of hedging is added to the carrying amount of the non-financial asset.

When derivative contracts designated as cash flow hedges are terminated, expired, sold or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Any amounts recorded in OCI until the time the contracts do not qualify for hedge accounting remain in OCI. Amounts recognized in OCI are recognized in the consolidated statements of earnings (loss) in the period in which the underlying hedged transaction is completed. Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period incurred in the consolidated statements of earnings (loss).

If the forecasted transaction is no longer expected to occur, then the amounts accumulated in OCI are reclassified to the consolidated statements of earnings (loss) immediately.

(b)	Inventories

Finished goods and ore stockpiles are measured at the lower of weighted average production cost and net realizable value. Mine supplies are measured at the lower of average purchase cost and net realizable value. Net realizable value is calculated as the difference between the estimated selling price and estimated costs to complete processing into a saleable form plus variable selling expenses.

Production costs include the cost of materials, labour, mine site production overheads and depreciation to the applicable stage of processing. Production overheads are allocated to inventory based on the normal capacity of production facilities.

The cost of ore stockpiles is increased based on the related current cost of production for the period, and decreases in stockpiles are charged to cost of sales using the weighted average cost per ounce. Stockpiles are segregated between current and non-current inventories in the consolidated balance sheets based on the period of planned usage.

The cost of inventory is reduced to net realizable value to reflect changes in grades, quantity or other economic factors and to reflect current intentions for the use of redundant or slow-moving items. Provisions for redundant and slow-moving supplies inventory are made by reference to specific items of inventory. The Company reverses write-downs when there is a subsequent increase in net realizable value and where the inventory is still on hand.

Spare parts, stand-by and servicing equipment held are generally classified as inventories. Major capital spare parts and stand-by equipment (insurance spares) are classified as a component of property, plant and equipment.

(c)	Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment charges.

The initial cost of an asset comprises its purchase or construction cost, any costs directly attributable to bringing the asset to a working condition for its intended use, the initial estimate of the asset retirement obligation (“ARO”), and for qualifying assets, borrowing costs.

The purchase price or the construction cost is the aggregate cash paid and the fair value of any other consideration given to acquire the asset.

Gains or losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in the consolidated statements of earnings (loss) in other expenses.

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is de-recognized. Costs of the day-to-day servicing of property, plant and equipment are recognized in the consolidated statements of earnings (loss) as incurred.

Property, plant and equipment presented in the consolidated balance sheets represents the capitalized expenditures related to: construction in progress, mining properties, stripping costs, and plant and equipment, including corporate assets.

(i)	Construction in progress

Upon determination of technical feasibility and commercial viability of extracting a mineral resource, the related exploration and evaluation assets (note 4(e)) are transferred to construction in progress costs. These amounts plus all subsequent mine development costs are capitalized. Costs are not depreciated until the project is ready for use as intended by management.

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Mine construction costs include expenditures to develop new ore bodies, define further mineralization in existing ore bodies, and construct, install and complete infrastructure facilities.

Borrowing costs are capitalized and allocated specifically to qualifying assets when funds have been borrowed, either to specifically finance a project or for general borrowings during the period of construction.

Qualifying assets are defined as assets that require more than six months to be brought to the location and condition intended by management. Capitalization of borrowing costs ceases when such assets are ready for their intended use.

The date of transition from construction to production accounting is based on both qualitative and quantitative criteria such as substantial physical project completion, sustained level of mining, sustained level of processing activity, and passage of a reasonable period of time. Upon completion of mine construction activities (based on the determination of the commencement of production), costs are removed from construction in progress assets and classified into the appropriate categories of property, plant and equipment.

(ii)	Mining properties

Capitalized costs for evaluation on or adjacent to sites where the Company has mineral deposits, are classified as mining properties within property, plant and equipment.

(iii)	Stripping costs

Costs associated with stripping activities in an open pit mine are expensed within cost of sales unless the stripping activity can be shown to improve access to further quantities of ore that will be mined in future periods, in which case, the stripping costs are capitalized to mining properties within property, plant and equipment. Furthermore, stripping costs are capitalized to inventory to the extent that the benefits of the stripping activity relate to gold production inventories or ore stockpiles.

(iv)	Plant and equipment

Plant and equipment located at corporate locations includes the following categories of assets: furniture and equipment, computer equipment, software, scientific instruments and equipment, vehicles and leasehold improvements and at the mine site includes land and buildings, plant equipment, capital spares, and other equipment.

(d)	Depreciation

Effective from the point an asset is available for its intended use, property, plant and equipment are depreciated using either the straight-line or units-of-production methods over the shorter of the estimated economic life of the asset or the mining operation. Depreciation is determined based on the method which best represents the use of the assets.

The reserve and resource estimates for each mining operation are the prime determinants of the life of a mine. In general, when the useful life of property, plant and equipment is akin to the life of the mining operation and the ore body’s mineralization is reasonably well defined, the asset is depreciated on a units-of-production basis over its proven and probable mineral reserves. Non-reserve material may be included in depreciation calculations in limited circumstances where there is a high degree of confidence in its economic extraction. The Company evaluates the estimate of mineral reserves and resources at least on an annual basis and adjusts the units-of-production method calculation prospectively. In 2021 and 2020, the Company has not incorporated any non-reserve material in its depreciation calculations on a units-of-production basis. When property, plant and equipment are depreciated on a straight-line basis, the useful life of the mining operation is determined based on the most recent life of mine (“LOM”) plan. LOM plans are typically developed annually and are based on management’s current best estimates of optimized mine and processing plans, future operating costs and the assessment of capital expenditures of a mine site.

Estimated useful lives normally vary from three to fifteen years for items of plant and equipment to a maximum of twenty years for buildings.

Amounts related to expected economic conversions of resources to reserves recorded in an asset acquisition or business combination are not depreciated until resources are converted into reserves. Amounts related to capitalized costs of exploration and evaluation assets and construction in progress are not depreciated as the assets are not available for use.

Capitalized stripping costs are depreciated over the reserves that directly benefit from the specific stripping activity using the units-of-production method.

Capitalized borrowing costs are depreciated over the useful life of the related asset.

Residual values, useful lives and depreciation methods are reviewed at least annually and adjusted if appropriate. The impact of changes to the estimated useful lives, depreciation method or residual values is accounted for prospectively.

(e)	Mineral exploration and evaluation expenditures

Exploration activities relate to the collection of exploration data which consists of geological, geophysical, geochemical, sampling, drilling, trenching, analytical test work, assaying, mineralogical, metallurgical, and other similar information that is derived from activities undertaken to locate, investigate, define or delineate a mineral prospect or mineral deposit. Mineral exploration costs are expensed as incurred.

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Evaluation costs are capitalized and relate to activities to evaluate the potential technical feasibility and commercial viability of extracting a mineral resource on sites where the Company does not have mineral deposits already being mined or constructed. The technical feasibility and commercial viability is based on management’s evaluation of the geological properties of an ore body based on information obtained through evaluation activities, including metallurgical testing, resource and reserve estimates and economic assessment whether the ore body can be mined economically. Exploration properties acquired through asset acquisitions are also recognized as exploration and evaluation assets.

(f)	Assets and liabilities held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale if their carrying value will be recovered principally through a sale transaction rather than through continuing use. The criteria for held for sale classification is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset or disposal group and the sale expected to be completed within one year from the date of the classification.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell (“FVLCS”). If the FVLCS is lower than the carrying amount, an impairment loss is recognized in the consolidated statement of earnings (loss). Non-current assets are not depreciated or amortized once classified as held for sale. Equity accounting ceases for the investment in associate and incorporated joint venture once classified as held for sale. Assets and liabilities classified as held for sale are presented separately as current items in the Company’s consolidated balance sheets.

A disposal group qualifies as a discontinued operation if it is a component of the Company that either has been disposed of, or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operations; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (iii) is a subsidiary acquired exclusively with a view to resale. A component of the Company comprises an operation and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the consolidated statement of earnings (loss).

(g)	Impairment and reversal of impairment

(i)	Financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the financial asset is no longer credit-impaired and the improvement can be related objectively to an event occurring after the impairment was recognized.

(ii)	Non-financial assets

The carrying amounts of the Company’s non-current assets, including property, plant and equipment and exploration and evaluation assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indicator exists, the Company performs an impairment test.

An impairment test requires the Company to determine the recoverable amount of an asset or group of assets. For non-current assets, including property, plant and equipment and exploration and evaluation assets, the recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, the individual assets are grouped together into a cash generating unit (“CGU”) for impairment testing purposes. A CGU for impairment testing is typically considered to be an individual mine site or a development project.

The recoverable amount is determined as the higher of the CGU’s fair value less costs of disposal (“FVLCD”) and value in use (“VIU”). If the carrying amount of the asset or CGU exceeds its recoverable amount, an impairment charge is recorded to the other long-lived assets in the CGU on a pro rata basis.

An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses may no longer exist or may be reduced. If it has been determined that the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount to a maximum of the carrying amount that would have been determined had no impairment charge been recognized in prior periods. An impairment charge reversal is recognized in the consolidated statements of earnings (loss). Impairment charges recognized in relation to goodwill are not reversed for subsequent increases in a CGU’s recoverable amount.

In the absence of market related comparative information, the FVLCD is generally determined based on the present value of estimated future cash flows from each long-lived asset or CGU. The significant assumptions used in determining the FVLCD for the CGUs are typically LOM production profiles, long-term commodity prices,

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	57

reserves and resources, discount rates, foreign exchange rates, values of known reserves and resources not included in the LOM (i.e. un-modeled mineralization), operating and capital expenditures, net asset value (“NAV”) multiples and expected commencement of production for exploration and evaluation and development projects. Management’s assumptions and estimates of future cash flows are subject to risks and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company’s control. Therefore, it is reasonably possible that changes could occur with evolving economic conditions, which may affect the recoverability of the Company’s long-lived assets. If the Company fails to achieve its valuation assumptions or if any of its long-lived assets or CGUs experience a decline in their fair value, this may result in an impairment charge in future periods, which would reduce the Company’s earnings.

(iii)	Investments in associate and incorporated joint venture

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate or incorporated joint venture is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the investee’s operations. When there is objective evidence that an investment is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its FVLCD and VIU. If the recoverable amount of an investment is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period in which the relevant circumstances are identified. When an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in the consolidated statement of earnings (loss) in the period in which the reversal occurs.

(h)	Asset retirement obligations

The Company records legal and constructive obligations required to restore locations in the period in which the obligation is incurred with a corresponding increase in the carrying amount of the related property, plant and equipment, and if the effect of discounting is material, measures it at its present value. For locations where mining activities have ceased, changes to obligations are charged directly to the consolidated statements of earnings (loss). The obligation is generally considered to have been incurred when mine assets are constructed or the ground environment is disturbed at the production location. The discounted liability is adjusted at the end of each period to reflect the passage of time, based on a risk-free discount rate that reflects current market assessments, and changes in the estimated future cash flows underlying the obligation.

The Company also estimates the timing of the outlays, which are subject to change depending on continued operation or newly discovered reserves.

The periodic unwinding of the discount is recognized in earnings as accretion expense included in finance costs in the consolidated statements of earnings (loss). Additional disturbances or changes in restoration costs or in discount rates are recognized as changes to the corresponding assets and ARO when they occur. Environmental costs at operating mines, as well as changes to estimated costs and discount rates for closed mines, are charged to earnings in the period during which they occur.

(i)	Other provisions

Provisions are recognized when a legal or constructive present obligation exists as a result of a past event, for which it is probable that an outflow of economic resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures in respect of the obligation for which the provision was originally recognized.

Certain conditions may exist as of the date of the consolidated financial statements, which may result in a loss to the Company, but which will only be resolved when one or more future events will occur or fail to occur. If the assessment of a contingency determines that a loss is probable, and the amount can be reliably estimated, then a provision is recorded. When a contingent loss is not probable but is reasonably possible, then the contingent liability is disclosed in the consolidated financial statements.

(j)	Income taxes

(i)	Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	58

Current income tax assets and current income tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis or to realize the asset and settle the liability simultaneously.

Current income taxes related to items recognized directly in equity are recognized directly in equity.

(ii)	Deferred income tax

Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities in the consolidated balance sheets and tax bases.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•

Where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss); and

•

In respect of taxable temporary differences associated with investments in subsidiaries, associate and joint venture, where the timing of the reversal of the temporary differences can be controlled by the parent or the joint venture and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carry forward of unused tax credits and unused tax losses can be used, except:

•

When the temporary difference results from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss); and

•

In respect of deductible temporary differences associated with investments in subsidiaries, associate and joint venture, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be used.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be used. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

A translation gain or loss may arise for deferred income tax purposes where the local tax currency is not the same as the functional currency for non-monetary assets. A deferred tax asset or liability is recognized on the difference between the carrying amount for accounting purposes (which reflects the historical cost in the entity’s functional currency) and the underlying tax basis (which reflects the current local tax cost, translated into the functional currency using the current foreign exchange rate). The translation gain or loss is recorded in income taxes in the consolidated statements of earnings (loss).

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is expected to be realized or the liability settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred income taxes related to items recognized directly in equity are recognized directly in equity.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

There is no certainty that future income tax rates will be consistent with current estimates.

(k)	Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share data for its common shares. Basic earnings (loss) per share are calculated by dividing earnings (loss) attributable to equity holders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated using the treasury method for stock options and warrants, and the if converted method for equity settled share units. The treasury method assumes that outstanding stock options and warrants with an average exercise price below the market price of the underlying shares are assumed to be exercised and the assumed proceeds are used to purchase common shares of the Company from treasury at the average market price of the common shares for the period. The if converted method assumes that all equity settled share units have been converted in determining diluted (earnings) loss per share if they are in-the- money, except where such conversion would be anti-dilutive.

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	59

(l)	Share-based compensation

The Company has the following share-based compensation plans with related costs included in general and administrative expenses.

(i)	Share incentive plan

The Company has a number of equity-settled share-based compensation plans in respect to its directors and employees. Share-based compensation costs are measured based on the grant date fair value of the equity-settled instruments and recognized upon grant date over the related service period in the consolidated statements of earnings (loss) and credited to contributed surplus within shareholders’ equity. The Company uses the graded vesting method for attributing share option expense over the vesting period.

The grant date fair value is based on the underlying market price of the common shares of the Company taking into account the terms and conditions upon which those equity-settled instruments were granted. The fair value of equity-settled instruments granted is estimated using the Black-Scholes model or other appropriate method and assumptions at grant date. Equity-settled awards are not re-measured subsequent to the initial grant date.

Determination of the grant date fair value requires management estimates such as risk-free interest rate, volatility and weighted average expected life. Share option expense incorporates an expected forfeiture rate which is estimated based on historical forfeiture rates and expectations of future forfeiture rates. The Company makes adjustments if the actual forfeiture rate differs from the expected rate.

The weighted average grant date fair value is the basis for which share-based compensation is recognized in earnings.

Upon exercise of options and/or issuance of shares, consideration paid by the holder, as well as the grant date fair value of the equity-settled instruments, are transferred to common shares.

(ii)	Share purchase plan

The Company has adopted a share purchase plan where the Company contributes towards the purchase of shares on the open market. The Company’s contribution vests on December 31 of each year and is charged to earnings in the year of contribution.

(m)	Revenue recognition

Revenues include sales of gold and by-products.

The Company recognizes revenue when it transfers control of a product to the customer. The principal activity from which the Company generates its revenue is the sale of gold to third parties. Delivery of the gold is considered to be the only performance obligation. Revenue is measured based on the consideration specified in the contract with the customer.

(n)	Deferred revenue

Deferred revenue is recognized in the consolidated balance sheets when a cash prepayment is received from a customer prior to the sale of gold. Revenue is subsequently recognized in the consolidated statement of earnings (loss) when control has been transferred to the customer.

The Company recognizes the time value of money, where there is a significant financing component and the period between the payment by the customer and the transfer of the contracted goods exceeds one year. Interest expense on deferred revenue is recognized in finance costs in the consolidated statement of earnings (loss), unless capitalized to construction in progress in accordance with the Company’s policy on capitalized borrowing costs.

The Company determines the current portion of deferred revenue based on quantities anticipated to be delivered over the next twelve months.

(o)	Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease by determining whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. A right-of-use (“ROU”) asset and lease liability is recognized at the lease commencement date. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any lease incentives received.

The ROU asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, including periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option. In addition, the ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. The lease payments are discounted using the implicit interest rate in the lease. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability. If the rate cannot be readily determined, the Company’s incremental rate of borrowing is used. Generally, the Company uses its incremental borrowing rate as the discount rate.

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	60

The lease liability is subsequently measured at amortized cost using the effective interest method whereby the balance is increased by interest expense and decreased by lease payments. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

The Company presents ROU assets within property, plant and equipment.

The Company has elected not to recognize ROU assets and lease liabilities for leases that have a lease term of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(p)	Segmented information

The Company’s operating segments are those operations whose operating results are reviewed by the Company’s chief operating decision maker (“CODM”) to make resource allocation decisions and assess their performance. The Company’s CODM is its executive leadership team. Operating segments whose revenues, net earnings or losses or assets exceed 10% of the total consolidated revenues, net earnings or losses or assets, are reportable segments.

In order to determine the reportable operating segments, various factors are considered, including geographical location and managerial structure. It was determined that the Company’s gold segment is divided into reportable geographic segments. The Company’s other reportable segments have been determined to be the Côté Gold project, exploration and evaluation and development and corporate operating segments, which includes royalty interests and investments in associate and joint venture.

(q)	Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities, within the next financial year. The most significant judgments and sources of estimation uncertainty that the Company believes could have a significant impact on the amounts recognized in its consolidated financial statements are described below.

(i)	Mineral reserves and resources

Key sources of estimation uncertainty

Mineral reserves and resources have been estimated by qualified persons as defined in accordance with Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements. Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity and the future cost of operations. The mineral reserve and resource estimates are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in metal prices and operating costs subsequent to the date of an estimate, may justify revision of such estimate.

A number of accounting estimates, as described in the relevant accounting policy notes, are impacted by the mineral reserve and resource estimates, which form the basis of the Company’s LOM plans:

•	Capitalization and depreciation of stripping costs (note 3(c)(iii));

•	Determination of the useful life of property, plant and equipment and measurement of the depreciation expense (note 3(d));

•

Exploration and evaluation of mineral resources and determination of technical feasibility and commercial viability (note 3(e)). The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether future economic benefits may be realized, which are based on assumptions about future events and circumstances;

•	Consideration of whether assets acquired meet the definition of a business or should be accounted for as an asset acquisition;

•	Impairment and reversal of impairment analysis of non-financial assets including evaluation of estimated future cash flows of CGUs (note 3(g)(ii)); and

•	Estimates of the outlays and their timing for AROs (note 3(h)).

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	61

(ii)	Impairment and reversal of impairment assessment of non-financial assets

Key sources of estimation uncertainty

Management’s assumptions and estimates of future cash flows used in the Company’s impairment assessment of non-financial assets are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company’s control.

If an indication of impairment or reversal of a previous impairment charge exists, or if an exploration and evaluation asset is determined to be technically feasible and commercially viable, an estimate of a CGU’s recoverable amount is calculated. The recoverable amount is based on the higher of FVLCD and VIU using a discounted cash flow methodology taking into account assumptions that would be made by market participants, unless there is a market price available based on a recent purchase or sale of a mine. Cash flows are for periods up to the date that mining is expected to cease which depends on a number of variables including recoverable mineral reserves and resources, expansion plans and the forecasted selling prices for such production (note 7).

In estimating the net realizable value of inventories, a significant estimate is made regarding the quantities of saleable metals included in stockpiles based on the quantities of ore, the grade of ore, the estimated recovery percentage, cost to complete and long-term commodity prices. There can be no assurance that actual quantities will not differ significantly from estimates used (note 18).

Judgments made in relation to accounting policies

Both internal and external sources of information are required to be considered when determining the presence of an impairment indicator or an indicator of reversal of a previous impairment. Judgment is required around significant adverse changes in the business climate which may be indicators of impairment such as a significant decline in the asset’s market value, decline in resources and/or reserves including as a result of geological reassessment or change in timing of extraction of resources and/or reserves which would result in a change in the discounted cash flow, and lower metal prices or higher input cost prices than would have been expected since the most recent valuation. Judgment is also required when considering whether significant positive changes in any of these items indicate a previous impairment may have reversed.

Judgment is required to determine whether there are indications that the carrying amount of an exploration project is unlikely to be recovered in full from the successful development or the sale of the project.

(iii)	Derivative financial instruments

Judgments made in relation to accounting policies

Judgment is required to determine if an effective hedging relationship exists throughout the financial reporting period for derivative financial instruments classified as cash flow hedges. Management assesses the relationships on an ongoing basis to determine if hedge accounting is appropriate.

Key sources of estimation uncertainty

The Company monitors on a regular basis its hedge position for its risk exposure to fluctuations of the U.S. dollar compared to other currencies, and fluctuations in prices of commodities such as oil and gold. Forecasts are based on estimates of future transactions. For its derivative contracts, valuations are based on forward rates considering the market price, rate of interest and volatility, and take into account the credit risk of the financial instrument. Refer to note 30 for more detailed information and sensitivity analyses based on changes in currencies and commodity prices.

(iv)	Provisions and recognition of a liability for loss contingencies

Judgments made in relation to accounting policies

Judgments are required to determine if a present obligation exists at the end of the reporting period by considering all available evidence, including the opinion of experts. The most significant provisions that require judgment to determine if a present obligation exists are contingent losses related to claims and AROs. This includes an assessment of how to account for obligations based on the most recent closure plans and environmental regulations.

Key sources of estimation uncertainty

Provisions related to present obligations, including AROs, are management’s best estimate of the amount of probable future outflow, expected timing of payments, and discount rates if the effect of discounting is material. Refer to note 25(a).

(v)	Deferred revenue

Judgments made in relation to accounting policies

In assessing the accounting for the Company’s forward gold sale arrangement (note 29), the Company used judgment to determine that the upfront cash prepayment received was not a financial liability as the sale is expected to be settled through the delivery of gold, which is a non-financial item rather than through cash or other

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	62

financial assets. It is the Company’s intention to settle this arrangement through its own production. If such settlement is not expected to occur, the forward gold sale arrangement would become a financial liability as a cash settlement may be required.

4.	New Accounting Standards Issued but Not Yet Effective

The following new accounting standards were not yet effective for the year ended December 31, 2021, and have not been applied in preparing these consolidated financial statements.

IAS 16, Property, Plant and Equipment

The IASB issued an amendment to IAS 16, Property, Plant and Equipment to prohibit deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The amendment is effective for annual periods beginning on or after January 1, 2022, with earlier application permitted. The amendment is applicable to the accounting for the Company’s Côté Gold project and the Company will recognize any sales proceeds and related costs of producing and selling the incidental ounces in profit or loss effective January 1, 2022.

5.	Cost of Sales

	Years ended December 31,
	2021	2020
Operating costs[1]	$748.6	$675.5
Royalties	60.6	59.2
Depreciation expense[2]	339.8	256.7

	$1,149.0	$991.4

1.	Operating costs include mine production, transport and smelter costs, and site administrative expenses.
2.	Depreciation expense excludes depreciation related to corporate office assets, which is included in general and administrative expenses.

6.	General and Administrative Expenses

		Years ended December 31,
	Notes	2021	2020
Salaries		$22.8	$24.2
Directors’ fees and expenses		1.1	1.1
Professional and consulting fees		8.3	5.2
Other administration costs		4.5	2.2
Share-based compensation		6.1	10.7
(Gain) loss on cash flow hedges	30(c)(ii)	(2.6)	1.8
Depreciation expense		1.8	1.6

		$42.0	$46.8

7.	Impairment (Charge) Reversal

	Years ended December 31,
	2021	2020
Rosebel CGU[1]
Property, plant and equipment	$205.1	$—
Essakane CGU
Property, plant and equipment	—	(45.8)

	$205.1	$(45.8)

1.	The Rosebel CGU consists of Rosebel and the Rosebel royalty payable to Euro Ressources S.A by the Company.

The Company performs impairment testing for its property, plant and equipment when indicators of potential impairment or reversal of previously recognized impairment are identified.

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	63

Rosebel CGU - December 31, 2021

The updated Mineral Reserves and Mineral Resources estimates and life-of-mine plan for Rosebel were considered by the Company to be an indicator of impairment for the Rosebel CGU.

Doyon CGU - September 30, 2021

An increase in estimated costs over the life-of-mine based on the Company’s current plans and an increase in the asset retirement obligation were considered by the Company to be an indicator of impairment for the Doyon CGU, which includes the Westwood mine.

Côté Gold CGU - June 30, 2021

An increase in the estimated project costs was considered by the Company to be an indicator of impairment for the Côté Gold CGU.

Impairment tests

The recoverable amounts of the CGUs were determined by calculating the FVLCD. The FVLCD was determined by calculating the net present value of the estimated future cash flows (level 3 of the fair value hierarchy). The significant estimates and assumptions used in determining the FVLCD for the CGUs were the life-of-mine production profile, future capital and operating expenditures, future gold prices, future foreign exchange rates, reserves and resources, discount rate and value of un-modeled mineralization.

The estimates of future cash flows were derived from the most recent life-of-mine plans or technical reports. Management estimated gold prices based on observable market data, including spot price and industry analysts’ forecast consensus. The Company used an estimated gold price of $1,750 per ounce for 2022 and 2023, $1,700 per ounce for 2024 and 2025, and $1,500 thereafter. The future cash flows used to calculate the FVLCD were discounted using a real weighted average cost of capital of 7.0% for Rosebel, 7.0% for Doyon and 5.5% for Côté Gold which reflected specific market risk factors for the mines. Un-modeled measured and indicated resources and a portion of un-modeled inferred resources, where applicable, were valued at $45 per ounce, based on recent market transactions.

An impairment test was performed for the Rosebel CGU and it was determined that the carrying amount exceeded its estimated recoverable amount of $373.8 million. This resulted in an impairment charge of $205.1 million (post-tax impairment charge of $132.9 million) being recognized in the consolidated statements of earnings (loss).

An impairment test was performed for the Doyon and Côté Gold CGUs, and it was determined that no impairment or reversal of impairment was required.

Essakane CGU - December 31, 2020

In the consolidated statements of earnings (loss) for the year ended December 31, 2020, the Company recorded a $45.8 million reversal of the previous impairment charge recorded in 2013. As a result of the continued increase in the spot price of gold and the significant increase in analysts’ consensus for future gold prices, the Company increased its long-term gold price estimates as at December 31,2020, which was considered to be an indicator of reversal of previously recognized impairment, as the gold price represented a significant change in the key inputs used to determine the Essakane CGU’s recoverable amount. As a result, an assessment was performed for the Essakane CGU, and it was determined that the recoverable amount exceeded its carrying amount of $701.6 million. This resulted in a full reversal of the remaining provision for the previously recognized impairment.

8.	Other Expenses

		Years ended December 31,
	Notes	2021	2020
COVID-19 expenses[1]		$16.0	$27.4
Temporary suspension costs[2]		—	16.0
Care and maintenance costs[3]		24.5	18.6
Write-down of assets		4.7	2.5
Consulting costs		0.5	1.5
Changes in asset retirement obligations at closed mines[4]	25(a)	40.7	6.1
Restructuring costs		1.0	—
Other		4.6	3.9

		$92.0	$76.0

1.

COVID-19 expenses pertain to incremental costs resulting from the impact of COVID-19 on the operations of the Company, including costs related to incremental labour, transportation, safety and other operational measures and processes implemented to manage the impact of COVID-19.

2.	Temporary suspension costs pertain to the temporary work stoppage at Rosebel from June 12 to July 24, 2020.
3.

Westwood mine was on care and maintenance between March 25, 2020 and April 15, 2020 as directed by the Government of Quebec in response to the global COVID-19 crisis. Westwood mine was on care and maintenance between October 30, 2020 and June 1, 2021 due to a seismic event.

4.	Changes in asset retirement obligations at closed mines primarily relates to an increase in the ARO for Doyon based on the updated closure plan.

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	64

9.	Finance Costs

		Years ended December 31,
	Notes	2021	2020
Interest expense[1]		$—	$9.1
Credit facility fees		5.2	4.8
Accretion expense - gold prepayment[1]	29	—	9.3
Accretion expense - other		—	0.1

		$5.2	$23.3

1.	Capitalized interest expense of $30.6 million and accretion expense for gold prepayment of $9.9 million to qualifying assets.

Total interest paid during the year ended December 31, 2021 was $31.4 million (December 31, 2020 - $31.4 million). Interest paid relates to interest charges on the Company’s 5.75% senior notes, credit facility, equipment loans and leases.

10.	Interest Income, Derivatives and Other Investment Gains (Losses)

		Years ended December 31,
	Notes	2021	2020
Gain on sale of royalties[1]		$45.9	$—
Interest income		4.2	8.9
Gains (losses) on non-hedge derivatives and warrants	30(d)	(13.9)	(31.8)
Insurance recoveries [2]		10.2	—
Gain on sale of investment in INV Metals	19	16.1	—
Fair value of deferred consideration from the sale of Sadiola		4.6	—
Gain on establishment of the Rosebel UJV[3]		—	16.9
Gain on sale of 70% interest in the Eastern Borosi property		—	4.1
Loss on redemption of 7% senior notes		—	(22.5)
Other gains (losses)		(0.4)	0.5

		$66.7	$(23.9)

1.

The Company sold 35 royalties on various non-core exploration and development properties for cash consideration of $46.2 million. After transaction costs of $0.3 million, the Company recognized a gain of $45.9 million.

2.	Rosebel Gold Mines received a business interruption insurance payment of $10.2 million related to the interruption of its operations in the third quarter 2019.
3.

Upon the establishment of the Rosebel UJV, the Company derecognized 30% of the assets and liabilities related to the Area of Interest as defined in the Rosebel UJV and recorded a gain of $16.9 million.

11.	Expenses by Nature

The following employee benefits expenses are included in cost of sales, general and administrative expenses, exploration expenses and other expenses.

	Years ended December 31,
	2021	2020
Salaries, short-term incentives, and other benefits	$219.6	$228.3
Share-based compensation	6.3	11.5
Other	5.6	5.7

	$231.5	$245.5

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	65

12.	Income Taxes

The effective tax rates for the years ended December 31, 2021 and 2020 were 20.2% and 44.6%, respectively.

Income tax expenses/(recoveries) consisted of the following components:

	Years ended December 31,
	2021	2020
Current income taxes:
Canadian current income taxes	$0.3	$2.9
Foreign current income taxes	45.0	52.9

	45.3	55.8

Deferred income taxes:
Canadian deferred income taxes - origination and reversal of temporary differences	—	—
Foreign deferred income taxes - origination and reversal of temporary differences	(109.8)	(11.7)

	(109.8)	(11.7)

Total income tax expense (recovery)	$(64.5)	$44.1

The Company is subject to income tax in several jurisdictions, at various tax rates. A number of factors other than the current year tax rates affect the relationship between the income or losses in a jurisdiction for financial accounting reporting purposes and the income tax provision required to be recognized for those same reporting purposes.

These factors are illustrated below on all of the consolidated earnings (loss) before income taxes after applying a tax rate of 26.5%, reflecting the combined Canadian statutory corporate income tax rate which applies to the Company as a legal entity for the year ended December 31, 2021 and December 31, 2020:

	Years ended December 31,
	2021	2020
Earnings (loss) before income taxes	$(319.6)	$98.8

Income tax provision - 26.5%	$(84.7)	$26.2
Increase (reduction) in income taxes resulting from:
Earnings in foreign jurisdictions subject to a different tax rate than 26.5%	(34.8)	(9.0)
Permanent items that are not included in income / losses for tax purposes:
Non-deductible expenses	(2.5)	3.4
Income/(losses) not recognized for tax purposes	(5.0)	5.7
Tax provisions not based on legal entity income or losses for the year:
Provincial mining duty tax	0.3	3.0
Non-resident withholding tax	12.1	2.7
Under/(over) tax provisions	(2.2)	(0.5)
Other	1.9	(1.0)
Other adjustments:
Unrecognized recoveries in deferred tax provisions	39.0	25.1
Foreign exchange related to deferred income taxes	11.2	(12.1)
Other	0.2	0.6

Total income tax expense (recovery)	$(64.5)	$44.1

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	66

The components that give rise to deferred income tax assets and liabilities are as follows:

	Years ended December 31,
	2021	2020
Deferred income tax assets:
Non-capital losses	$210.4	$58.6
Asset retirement obligations	1.7	1.2
Other assets	37.2	30.8

	249.3	90.6
Deferred income tax liabilities:
Property, plant and equipment	(281.0)	(225.6)
Royalty interests	(0.4)	(4.6)
Marketable securities	—	(0.2)
Inventory and reserves	(7.4)	(18.5)
Other liabilities	(21.7)	(10.5)

	(310.5)	(259.4)

Net deferred income tax liabilities	$(61.2)	$(168.8)

Classification:
Non-current assets	$—	$—
Non-current liabilities	(61.2)	(168.8)

	$(61.2)	$(168.8)

Income tax expenses/(recoveries) related to OCI consisted of the following components:

	Years ended December 31,
	2021	2020
Unrealized change in fair value of marketable securities	$(0.4)	$0.3
Hedges	2.6	(0.2)

Total income taxes related to OCI	$2.2	$0.1

Unrecognized Deferred Income Tax Assets

As at December 31, 2021, the Company did not recognize the benefit related to the following deferred income tax assets for the above related items in its consolidated financial statements, as management did not consider it probable that the Company would be able to realize these deferred income tax assets in the future.

Deferred income tax assets have not been recognized in respect of the following deductible temporary differences:

	Years ended December 31,
	2021	2020
Non-capital losses	$457.2	$886.1
Net capital losses	67.9	77.7
Exploration and evaluation assets	996.0	638.3
Deduction for future mining duty taxes	13.8	13.5
Asset retirement obligations	254.2	186.5
Other deductible temporary differences	29.4	29.2

	$1,818.5	$1,831.3

The net capital loss carry forwards are restricted in use against capital gains but may be carried forward indefinitely. The exploration and evaluation assets may be carried forward indefinitely. At December 31, 2021, the non-capital loss carry forwards expire as follows:

Expiry Date	2022	2023	2024	2025	2026+	No Expiry	Total
Total unrecognized losses	$1.6	$2.0	$1.9	$51.2	$298.0	$102.5	$457.2

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	67

The Company has not recognized a deferred income tax liability on temporary differences of $724.1 million (December 31, 2020 - $717.0 million) related to investments in certain subsidiaries and joint venture because the Company can control the reversal of the temporary differences and the temporary differences are not expected to reverse in the foreseeable future.

The Company designates all dividends paid to its shareholders to be eligible dividends.

The 2021 movement for net deferred income tax liabilities is summarized as follows:

	December 31, 2020	Statements of earnings	OCI	Other	December 31, 2021
Deferred income tax assets:
Non-capital losses	$58.6	$151.8	$—	$—	210.4
Asset retirement obligations	1.2	0.5	—	—	1.7
Other assets	30.8	9.0	(2.6)	—	37.2
Deferred income tax liabilities:
Property, plant and equipment	(225.6)	(55.4)	—	—	(281.0)
Royalty interests	(4.6)	4.2	—	—	(0.4)
Marketable securities	(0.2)	(0.2)	0.4	—	—
Inventories and reserves	(18.5)	11.1	—	—	(7.4)
Other liabilities	(10.5)	(11.2)	—	—	(21.7)

	$(168.8)	$109.8	$(2.2)	$—	$(61.2)

The 2020 movement for net deferred income tax liabilities is summarized as follows:

	December 31, 2019	Statements of earnings	OCI	Other	December 31, 2020
Deferred income tax assets:
Non-capital losses	$22.5	$36.1	$—	$—	$58.6
Asset retirement obligations	—	1.2	—	—	1.2
Other assets	28.1	2.5	0.2	—	30.8
Deferred income tax liabilities:
Property, plant and equipment	(197.1)	(28.5)	—	—	(225.6)
Royalty interests	(5.3)	0.7	—	—	(4.6)
Marketable securities	—	0.1	(0.3)	—	(0.2)
Inventories and reserves	(26.4)	7.9	—	—	(18.5)
Other liabilities	(2.4)	(8.3)	—	0.2	(10.5)

	$(180.6)	$11.7	$(0.1)	$0.2	$(168.8)

13.	Earnings (Loss) Per Share

(a)	Basic earnings (loss) per share computation

	Years ended December 31,
	2021	2020
Numerator
Net earnings (loss) from continuing operations attributable to equity holders	$(254.4)	$38.5
Net earnings from discontinued operations attributable to equity holders	$—	$4.1

Net earnings (loss) attributable to equity holders	$(254.4)	$42.6

Denominator (in millions)
Weighted average number of common shares (basic)	476.5	472.6

Basic earnings (loss) from continuing operations per share attributable to equity holders	$(0.53)	$0.08
Basic earnings from discontinued operations per share attributable to equity holders	$—	$0.01
Basic earnings (loss) per share attributable to equity holders	$(0.53)	$0.09

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	68

(b)	Diluted earnings (loss) per share computation

	Years ended December 31,
	2021	2020
Denominator (in millions)
Weighted average number of common shares (basic)	476.5	472.6
Dilutive effect of options[1]	—	0.4
Dilutive effect of share units[1]	—	5.0

Weighted average number of common shares (diluted)	476.5	478.0

Diluted earnings (loss) from continuing operations per share attributable to equity holders	$(0.53)	$0.08
Diluted earnings from discontinued operations per share attributable to equity holders	$—	$0.01
Diluted earnings (loss) per share attributable to equity holders	$(0.53)	$0.09

1.	The impact of outstanding potentially dilutive instruments is excluded from the diluted share calculation for loss per share amounts as they are antidilutive.

Equity instruments excluded from the computation of diluted earnings (loss) per share which could be dilutive in the future were as follows:

	Years ended December 31,
(in millions)	2021	2020
Options	5.1	3.3
Share units	6.9	—

	12.0	3.3

14.	Cash Flow Items

(a)	Adjustments for other non-cash items within operating activities

		Years ended December 31,
	Notes	2021	2020
Finance costs	9	$5.2	$23.3
Share-based compensation	35	6.9	11.7
Derivative loss	30(b), 30(c)	2.4	53.0
Write-down of assets		4.9	3.4
Write-down of inventories		98.2	5.7
Changes in estimates of asset retirement obligations at closed sites	8	40.7	6.1
Gain on sale of 70% interest in Eastern Borosi property		—	(4.1)
Share of net loss from investment in associate, net of income taxes	19	0.6	1.6
Interest income	10	(4.2)	(8.9)
Fair value of deferred consideration from the sale of Sadiola		(4.6)	—
Effects of exchange rate fluctuation on cash and cash equivalents		9.7	(8.7)
Effects of exchange rate fluctuation on restricted cash		2.9	(2.7)
Loss on redemption of 7% senior notes	10	—	22.5
Gain on establishment of the Rosebel UJV	10	—	(16.9)
Gain on sale of Sadiola	20	—	(4.1)
Gain on sale of royalties	10	(45.9)	—
Gain on sale of investment in INV Metals	10	(16.1)	—
Insurance recoveries	10	(10.2)	—
Employee service provision		2.8	2.2
Other		(11.7)	5.3

		$81.6	$89.4

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	69

(b)	Movements in non-cash working capital items and non-current ore stockpiles

	Years ended December 31,
	2021	2020
Receivables and other current assets	$17.0	$(24.4)
Inventories and non-current ore stockpiles	(36.7)	(3.4)
Accounts payable and accrued liabilities	11.7	7.2

	$(8.0)	$(20.6)

(c)	Other investing activities

		Years ended December 31,
	Notes	2021	2020
Advances to Staatsolie		$(48.5)	$(30.9)
Repayment from Staatsolie		45.5	44.7
Cash received on sale of Sadiola		1.8	25.0
Acquisition of investments		(0.2)	(2.2)
Interest received		3.8	7.1
Increase in restricted cash		(6.0)	(6.4)
Purchase of additional common shares of associate	19	(1.7)	—
Capital expenditures for exploration and evaluation assets		(1.9)	(0.6)
Acquisition of exploration and evaluation assets	22	(5.0)	(0.4)
Acquisition of royalty interests		(7.2)	—
Repayment for other assets		(0.3)	0.2
Advances to related parties	38	—	(0.1)
Repayments from related parties	38	—	0.1
Other		(1.7)	(0.1)

		$(21.4)	$36.4

(d)	Reconciliation of long-term debt arising from financing activities

	Notes	Equipment loans	5.75% senior notes	7% senior notes	Total
Balance, January 1,2020		$20.4	$—	$388.1	$408.5
Cash changes:
Gross proceeds	28(a), 28(c)	10.9	450.0	—	460.9
Deferred transaction costs		—	(7.5)	—	(7.5)
Repayments		(6.2)	—	(421.3)	(427.5)
Non-cash changes:
Amortization of deferred financing charges		0.1	0.3	0.5	0.9
Foreign currency translation		2.8	—	—	2.8
Change in fair value of embedded derivative		—	(4.2)	12.0	7.8
Loss on redemption		—	—	22.5	22.5
Other		—	—	(1.8)	(1.8)

Balance, December 31, 2020		$28.0	$438.6	$—	$466.6
Cash changes:
Repayments		(7.7)	—	—	(7.7)
Non-cash changes:
Amortization of deferred financing charges		—	0.9	—	0.9
Foreign currency translation		(1.6)	—	—	(1.6)
Change in fair value of embedded derivative		—	6.9	—	6.9
Other		—	(0.7)	—	(0.7)

Balance, December 31, 2021		$18.7	$445.7	$—	$464.4

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	70

15.	Cash and Cash Equivalents

	December 31, 2021	December 31, 2020
Cash	$429.7	$920.9
Short-term deposits with initial maturities of three months or less	115.2	20.6

	$544.9	$941.5

16.	Restricted Cash

The Company had long-term restricted cash of $42.2 million as at December 31, 2021 (December 31, 2020 - $38.6 million), in support of environmental closure costs obligations related to the Essakane mine.

17.	Receivables and Other Current Assets

	Notes	December 31, 2021	December 31, 2020
Income taxes receivable		$0.5	$8.3
Receivables from governments[1]		40.0	56.7
Receivable from Staatsolie		—	7.5
Receivable from the sale of Sadiola		—	1.8
Deferred consideration from the sale of Sadiola		1.2	1.2
Other receivables		6.7	5.2

Total receivables		48.4	80.7
Prepayment for other assets		0.3	—
Prepaid expenses		17.1	19.6
Hedge derivatives	30(c)(i)	30.7	20.4

		$96.5	$120.7

1.	Receivables from governments relate primarily to value added and sales taxes.

18.	Inventories

	December 31, 2021	December 31, 2020
Finished goods	$95.2	$74.4
Ore stockpiles	33.6	80.1
Mine supplies	173.3	172.8

	302.1	327.3
Non-current ore stockpiles	124.1	198.3

	$426.2	$525.6

For the year ended December 31, 2021, the Company recognized a net realizable value write-down in finished goods amounting to $28.1 million (December 31, 2020 - $nil).

For the year ended December 31,2021, the Company recognized a net realizable value write-down in current ore stockpiles amounting to $9.4 million (December 31, 2020 - $nil) and non-current ore stockpiles amounting to $101.1 million (December 31, 2020 - $nil).

For the year ended December 31, 2021, the Company recognized a write-down in mine supplies inventories amounting to $4.9 million (December 31, 2020 - $5.7 million).

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	71

19.	Investment in Associate

The Company had an investment in INV Metals, which was accounted for under the equity method.

INV Metals[1]
Balance, January 1, 2020	$10.0
Currency translation adjustment	0.6
Share of net earnings (loss), net of income taxes	(1.6)

Balance, December 31, 2020	9.0
Purchase of additional shares of associate[2]	17
Currency translation adjustment	(0.7)
Share of net loss, net of income taxes	(0.6)
Sale of investment	(9.4)

Balance, December 31, 2021	$—

1.	Latest publicly available information for INV Metals.
2.

Associate relates to INV Metals. The Company’s ownership interest in INV Metals as at December 31, 2021 was 0% (December 31, 2020 - 35.5%). On January 28, 2021, the Company participated in a private placement and acquired an additional 4.8 million common shares of INV Metals at a price of CAD$0.45 per share for an aggregate amount of $1.7 million (CAD$2.2 million) to maintain a 35.5% ownership interest.

Dundee Precious Metals Inc. (“DPM”) acquired all of the issued and outstanding shares of INV Metals in exchange for 0.0910 common shares of DPM for each common share of INV Metals. The Company received 4.9 million common shares of DPM with a fair value of $28.7 million, recorded as marketable securities. The transaction resulted in a gain of $16.1 million calculated as the difference between the fair value of the DPM common shares ($28.7 million) and the carrying amount of the investment ($9.4 million) and the amount reclassified from Currency translation adjustment ($3.2 million).

20.	Disposition of Sadiola

On December 30, 2020, the Company together with its joint venture partner AngloGold Ashanti Limited (“AGA”) completed the sale of their collective interest in Sadiola. Upon closing, the Company and AGA received $50.0 million ($25.0 million each). In addition, on January 4, 2021, the Company and AGA received additional consideration of $3.6 million ($1.8 million each).

Following closing, the Company and AGA remain entitled to the following deferred consideration:

•	$25.0 million ($12.5 million each) upon the production of the first 250,000 ounces from the Sadiola Sulphides Project (“SSP”) (“milestone payment”);

•	$25.0 million ($12.5 million each) upon the production of a further 250,000 ounces from the SSP (“milestone payment”); and

•	$2.5 million ($1.25 million each) in the event a favourable settlement is achieved by Sadiola in ongoing litigation pending before the Malian courts (“litigation settlement”).

Upon disposal, the Company recognized a gain of $4.1 million, net of transaction costs as calculated below, which has been included in net earnings from discontinued operations in the consolidated statements of earnings (loss).

Year Ended December 31, 2020
Cash consideration upon closing	$25.0
Additional consideration	1.8
Deferred consideration - milestone payments[1]	14.3
Deferred consideration - litigation settlement	1.2

$42.3

1.

Fair value ascribed to the contingent milestone payments. The significant estimates and assumptions used in determining the fair value of the contingent payments were the production profile and discount rate (level 3 of the fair value hierarchy).

Year Ended December 31, 2020
Consideration	$42.3
Investment in Sadiola, net of dividend received	(37.4)

Gain on disposal	4.9
Transaction costs	(0.8)

$4.1

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	72

21.	Property, Plant and Equipment

	Construction in progress	Mining properties	Plant and equipment	Right-of-use assets[1]	Total
Cost
Balance, January 1, 2020	$504.2	$2,961.0	$1,964.0	$68.1	$5,497.3
Additions	164.2	130.4	70.0	26.1	390.7
Changes in asset retirement obligations	—	7.6	—	—	7.6
Disposals	—	—	(67.8)	(2.2)	(70.0)
Derecognition on the establishment of the Rosebel UJV[2]	(2.0)	(32.1)	(1.3)	—	(35.4)
Transfers within property, plant and equipment	(41.6)	39.7	1.7	0.2	—

Balance, December 31, 2020	$624.8	$3,106.6	$1,966.6	$92.2	$5,790.2
Additions	474.8	142.3	83.2	21.4	721.7
Changes in asset retirement obligations	—	42.0	—	—	42.0
Disposals	—	—	(79.4)	(4.4)	(83.8)
Transfers within property, plant and equipment	(21.0)	14.1	7.5	(0.6)	—

Balance, December 31, 2021	$1,078.6	$3,305.0	$1,977.9	$108.6	$6,470.1

	Construction in progress	Mining properties	Plant and equipment	Right-of-use assets[1]	Total
Accumulated Depreciation and Impairment
Balance, January 1, 2020	$—	$1,987.4	$1,261.8	$8.5	$3,257.7
Depreciation expense[3]	—	143.3	127.8	12.5	283.6
Disposals	—	—	(65.5)	(1.6)	(67.1)
Derecognition on the establishment of the Rosebel UJV[2]	—	(0.1)	(0.1)	—	(0.2)
Reversal of impairment	—	(45.8)	—	—	(45.8)
Balance, December 31, 2020	$—	$2,084.8	$1,324.0	$19.4	$3,428.2
Depreciation expense[3]	—	180.4	131.6	15.4	327.4
Disposals	—	—	(74.3)	(4.2)	(78.5)
Impairment charge	—	154.1	37.3	13.7	205.1

Balance, December 31, 2021	$—	$2,419.3	$1,418.6	$44.3	$3,882.2

Carrying amount, December 31, 2020	$624.8	$1,021.8	$642.6	$72.8	$2,362.0

Carrying amount, December 31, 2021	$1,078.6	$885.7	$559.3	$64.3	$2,587.9

1.	Right-of-use assets consist of property, plant and equipment related to assets leased and accounted for under IFRS 16.
2.

Upon the establishment of the Rosebel UJV, the Company derecognized 30% of the assets and liabilities related to the Rosebel UJV Area of Interest and recorded a gain of $16.9 million, which has been included under interest income and derivatives and other investment gains (losses) in the consolidated statements of earnings (loss).

3.	Excludes depreciation expense related to corporate office assets, included within other non-current assets, which is included in general and administrative expenses.

In 2021, borrowing costs attributable to qualifying assets associated with the Essakane, Rosebel and Westwood mines and the Côté Gold and Saramacca projects totaling $40.5 million (2020 - $24.0 million) were capitalized using a weighted average interest rate of 5.80% (2020 - 6.42%). The weighted average interest rate was based on the 5.75% senior notes, equipment loans, gold prepayment and leases.

As at December 31, 2021, mining properties included capitalized stripping costs of $276.3 million (December 31, 2020 - $230.8 million). Stripping costs of $127.3 million were capitalized during 2021 (2020 - $86.0 million), and $81.8 million were depreciated during 2021 (2020 - $66.5 million).

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	73

22.	Exploration and Evaluation Assets

	Diakha- Siribaya Gold project	Fayolle property	Monster Lake project	Other	Total
Balance, January 1, 2020	$36.6	$—	$2.5	$3.1	$42.2
Acquired exploration and evaluation assets[1,2]	—	7.3	5.3	—	12.6

Balance, December 31, 2020	$36.6	$7.3	$7.8	$3.1	$54.8
Exploration and evaluation expenditures	—	1.9	—	—	1.9
Acquired exploration and evaluation asset	—	—	—	5.0	5.0

Balance, December 31, 2021	$36.6	$9.2	$7.8	$8.1	$61.7

1.

The Company acquired the Fayolle Property in exchange for 1,851,145 common shares of IAMGOLD (note 33). The value of the share consideration of $6.7 million, fees and subsequent exploration expenditures of $0.6 million were capitalized to exploration and evaluation assets.

2.

The Company acquired the remaining 25% interest of the Monster Lake project from Tomagold Corporation in exchange for 1,464,377 common shares of IAMGOLD (note 33), valued at $4.9 million, and cash consideration of $0.4 million. The total value of the consideration of $5.3 million was capitalized to exploration and evaluation assets.

23.	Other Non-Current Assets

	Notes	December 31, 2021	December 31, 2020
Marketable securities and warrants	31(a)	$40.4	$16.4
Deferred consideration from the sale of Sadiola	31(a)	18.9	14.3
Advances for the purchase of capital equipment[1]		44.6	9.1
Receivable from Staatsolie		10.7	—
Income taxes receivable		27.0	9.3
Bond fund investments	31(a)	4.7	6.2
Royalty interests[2]		12.8	5.6
Long-term prepayment[3]		4.0	4.3
Hedge derivatives	30(c)(i)	34.0	26.3
Non-hedge derivatives	31(a)	1.8	—
Other		5.7	4.6

		$204.6	$96.1

1.	Includes advances related to the Cõté Gold project of $33.0 million (December 31, 2020 - $nil).
2.

The Company, through its 90%-owned subsidiary EURO Ressources S.A. (“EURO”), entered into an agreement with a subsidiary of Orezone Gold Corporation (“Orezone”) whereby EURO is entitled to receive 50% of the payable silver production over the life of mine on Orezone’s Bomboré Project for $7.15 million. The agreement also stipulates a minimum guaranteed delivery obligation in favour of EURO of 37,500 ounces of silver per annum subject to a catch-up payment on a shortfall on specified timelines, until delivery of 375,000 ounces of payable silver after which the minimum annual payment guarantee will no longer apply. The agreement is accounted for as a royalty interest. The royalty interest is recorded at cost and subsequently measured at cost less accumulated depreciation.

3.

On March 6, 2017, the Company signed an agreement with a third-party for the construction of a solar power plant to deliver power to the Essakane mine for a period of 15 years upon commissioning for active use. The solar power plant was commissioned for active use on June 1, 2018. A prepayment of $4.9 million was made in 2017 towards the purchase of power in connection with the agreement, and for the year ended December 31, 2021, $0.3 million (year ended December 31, 2020 - $0.3 million) was utilized.

24.	Other Current Liabilities

	Notes	December 31, 2021	December 31, 2020
Current portion of provisions	25	$6.5	$6.7
Current portion of deferred revenue	29	189.7	—
Current portion of other liabilities	27	22.7	27.9

		$218.9	$34.6

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	74

25.	Provisions

	Notes	December 31, 2021	December 31, 2020
Asset retirement obligations	(a)	$460.4	$380.0
Other		16.3	14.7

		$476.7	$394.7

Current portion of provisions		$6.5	$6.7
Non-current provisions		470.2	388.0

		$476.7	$394.7

(a)	Asset retirement obligations

The Company’s activities are subject to various laws and regulations regarding environmental restoration and closure for which the Company estimates future costs and recognizes a provision. These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information, such as changes in reserves corresponding to a change in the LOM, changes in discount rates, approved closure plans, estimated costs of reclamation activities and acquisition or construction of a new mine. The Company makes a provision based on the best estimate of the future cost of rehabilitating mine sites and related production facilities on a discounted basis.

The following table presents the reconciliation of the provision for asset retirement obligations:

		Years ended December 31,
	Notes	2021	2020
Balance, beginning of the year		$380.0	$368.4
Revision of estimated cash flows and discount rates:
Capitalized in property, plant and equipment	21	42.0	7.6
Changes in asset retirement obligations at closed mines	8	40.7	6.1
Accretion expense	9	—	0.1
Disbursements		(2.3)	(2.2)

Balance, end of the year		$460.4	$380.0
Less current portion		(6.5)	(6.7)

Non-current portion		$453.9	$373.3

As at December 31, 2021, the Company had letters of credit worth $1.7 million for the guarantee of certain environmental obligations (December 31, 2020 - $1.7 million). In addition, the Company had restricted cash of $42.2 million (December 31, 2020 - $38.6 million) in support of environmental closure costs obligations related to the Essakane mine (note 16).

As at December 31, 2021, the Company had CAD$167.4 million ($132.3 million; December 31, 2020 - CAD$167.4 million ($131.2 million)) of uncollateralized surety bonds, issued pursuant to arrangements with insurance companies, in support of environmental closure costs obligations related to the Doyon division (note 28(e)).

As at December 31, 2021, the Company had CAD$47.9 million ($37.8 million; December 31, 2020 - CAD$47.9 million ($37.6 million)) of uncollateralized surety bonds, issued pursuant to arrangements with insurance companies, in support of environmental closure costs obligations related to the Côté Gold project.

As at December 31, 2021, the schedule of estimated undiscounted future disbursements for rehabilitation was as follows:

	CAD$[1]	$[1]
2022	$4.0	$3.3
2023	12.4	3.3
2024	14.3	—
2025	10.1	—
2026	3.2	0.2
2027 onwards	258.2	199.2

	$302.2	$206.0

1.	Disbursements in US$ relate to the Essakane and Rosebel mines, and CAD$ disbursements relate to the Doyon division, including Westwood mine and other Canadian sites.

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	75

As at December 31, 2021, estimated undiscounted amounts of cash flows required to settle the obligations and expected timing of payments assumed in measuring the asset retirement obligations were as follows:

	Undiscounted Amounts Required (CAD$)	Undiscounted Amounts Required ($)	Expected Timing of Payments
Rosebel mine	$—	$116.2	2022-2066
Essakane mine	—	89.8	2022-2073
Doyon division, including Westwood mine	262.3	—	2022-2060
Other Canadian sites	39.9	—	2022-2121

	$302.2	$206.0

(b)	Provisions for litigation claims and regulatory assessments

The Company is from time to time involved in legal proceedings and regulatory inquiries, arising in the ordinary course of business. Typically the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect the Company’s financial position, results of operations or cash flows.

The Attorney General of Burkina Faso commenced proceedings against Essakane S.A. and certain of its employees generally relating to its practice of exporting carbon fines containing gold and silver from Burkina Faso to a third-party facility in Canada for processing and eventual sale. From the sale of gold and silver extracted from carbon fines, Essakane S.A. has paid (and would pay in respect of the shipment that is currently embargoed) the royalty applicable under the Burkina Faso Mining Code to other gold and silver produced by Essakane. An internal review of the veracity of the allegations was undertaken and, other than in respect of certain notification and other relatively immaterial regulatory violations, the Company believes it is in a position to vigorously defend against the allegations. At this time, the Company cannot predict the outcome and any resulting penalties with any certainty, accordingly, no amounts have been recorded for any potential liability arising from the proceedings.

Subsequent to the sale of the Company’s indirect interest in the Sadiola mine, its wholly-owned subsidiary that held the partial interest therein received a claim from tax authorities that taxes are owed on the proceeds. For a variety of reasons, including the fiscal stability provision in the mining convention, the subsidiary is of the view that the claim is without merit and is vigorously defending it.

Essakane S.A. received correspondence from the Burkina Faso customs authorities regarding the rate applied to imports during an expansion in 2012. The Company is in discussions with authorities on the matter and the amount the Company may be required to pay is not yet known.

26.	Leases

	Years ended December 31,
	2021	2020
Balance, beginning of year	$66.8	$58.8
Additions	18.1	24.4
Interest expense	2.6	2.9
Foreign exchange impact	(0.4)	0.2
Principal lease payments	(18.9)	(16.5)
Interest payments	(2.6)	(3.0)

Balance, end of year	$65.6	$66.8

Current portion	$21.4	$18.0
Non-current portion	44.2	48.8

	$65.6	$66.8

Leases are entered into and exist to meet specific business requirements, considering the appropriate term and nature of the leased asset.

Extension options

Some property leases contain extension options exercisable by the Company up to one year before the end of the non-cancellable contract period. The extension options held are exercisable only by the Company and not by the lessors. The Company assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. The Company reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	76

Some mobile equipment leases contain extension options which are exercisable by the Company, but require renegotiation or mutual agreement with the lessor. As these extension options are not exercisable only by the Company, the lease terms do not reflect the extension options and this resulted in some of the leases being classified as short-term.

Short-term and low-value leases and variable lease payments

Short-term leases are leases with a lease term of twelve months or less and leases of low-value assets are comprised of miscellaneous equipment. Such items are recognized in cost of sales or general and administrative expenses in the consolidated statements of earnings (loss).

Some lease payments are driven by variable rates which are based on time, usage or a combination of both. Variable lease payments are not included in the lease liability and are recognized in cost of sales or exploration expenses in the consolidated statements of earnings (loss) when incurred.

	Years ended December 31,
	2021	2020
Amounts recognized in statement of earnings (loss):
Short-term and low-value leases	$42.7	$47.2
Variable lease payments	$26.6	$30.1

27.	Other Liabilities

	Notes	December 31, 2021	December 31, 2020
Embedded derivative - Rosebel power purchase agreement	(a), 31(a)	$29.2	$23.3
Hedge derivatives	30(c)(i)	0.7	12.0
Non-hedge derivatives	31(a)	3.0	—
Yatela liability	(b)	18.5	18.5
Other liabilities		11.6	4.0

		$63.0	$57.8

Current portion of other liabilities		$22.7	$27.9
Non-current portion of other liabilities		40.3	29.9

		$63.0	$57.8

(a)	Embedded derivative - Rosebel power purchase agreement

Rosebel has a power purchase agreement with the Government of Suriname. This agreement specifies both the quantity of power Rosebel is expected to purchase as well as the price per kilowatt hour. An embedded derivative exists in the Rosebel power purchase agreement as increases in electricity prices are linked to the price of gold. This embedded derivative is accounted for separately from the host contract at FVTPL as the economic characteristics and risks of the host contract and the embedded derivative are not closely related. The Company recognized an embedded derivative liability of $29.2 million as at December 31, 2021 due primarily to the forward price of gold exceeding the minimum price threshold set in the agreement.

(b)	Yatela liability

On February 14, 2019, Sadiola Exploration Limited (“SADEX”), a subsidiary jointly held by the Company and AGA, entered into a share purchase agreement with the Government of Mali, as amended from time to time, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Société d’Exploitation des Mines d’Or de Yatela (“Yatela”), for a consideration of $1. The transaction remains subject to the fulfillment of a number of conditions precedent as specified in the transaction. As part of the transaction, and upon its completion, SADEX will make a onetime payment of approximately $37.0 million to the dedicated state account, corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela mine, and also financing certain outstanding social programs. Upon completion and this payment being made, SADEX and its affiliated companies will be released of all obligations relating to the Yatela mine. The Company will fund approximately $18.5 million of the payment.

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	77

28.	Long-term Debt and Credit Facility

	Notes	December 31, 2021	December 31, 2020
5.75% senior notes	(a)	$445.7	$438.6
Equipment loans	(c)	18.7	28.0

		$464.4	$466.6

Current portion of long-term debt		$7.5	$7.9
Non-current portion of long-term debt		456.9	458.7

		$464.4	$466.6

(a)	5.75% senior notes (“Notes”)

On September 23, 2020, the Company completed the issuance of $450 million aggregate principal amount of Notes with an interest rate of 5.75% per annum. The Notes are denominated in U.S. dollars and mature on October 15, 2028. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on April 15, 2021. The Notes are guaranteed by certain of the Company’s subsidiaries.

The Company incurred transaction costs of $7.5 million which have been capitalized and offset against the carrying amount of the Notes within long-term debt in the consolidated balance sheets and are being amortized using the effective interest rate method.

Prior to October 15, 2023, the Company has the right to redeem some or all of the Notes at a price equal to 100% of the principal amount of the Notes plus a “make-whole” premium, plus accrued and unpaid interest, if any, up to the redemption date.

After October 15, 2023, the Company has the right to redeem the Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the Notes) plus accrued and unpaid interest, if any, up to the redemption date. The redemption price for the Notes during the 12-month period beginning on October 15 of each of the following years is: 2023 – 104.313%; 2024 – 102.875%; 2025 - 101.438%; 2026 and thereafter -100%.

Prior to October 15, 2023, using the cash proceeds from an equity offering, the Company has the right to redeem up to 40% of the original aggregate principal amount of the Notes at a redemption price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, up to the redemption date.

The prepayment options are options that represent an embedded derivative asset to the Company and are presented as an offset to the Notes on the consolidated balance sheets. The debt component was initially recognized at $454.2 million, which represented the difference between the fair value of the financial instrument as a whole and the fair value of the embedded derivative at inception.

Subsequently, the debt component is recognized at amortized cost using the effective interest rate method. The embedded derivative is classified as a financial asset at FVTPL. The fair value of the embedded derivative as at December 31,2021 was $1.5 million (December 31,2020 - $8.4 million) (note 31(a)).

The following are the contractual maturities related to the Notes, including interest payments:

Payments due by period
Notes balance as at	Carrying amount[1]	Contractual cash flows	<1 yr	1-2 yrs	3-4 yrs	>4 yrs
December 31,2021	$450.0	$631.1	$25.9	$51.8	$51.8	$501.6
December 31,2020	$450.0	$658.7	$27.5	$51.8	$51.8	$527.6

1.	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $6.3 million as at December 31, 2021 (December 31, 2020 - $7.2 million) and the embedded derivative.

(b)	7% senior notes

On September 8, 2020, the Company issued a notice to redeem its 7% senior notes for a total amount of $421.3 million, funded the redemption on September 29, 2020 and the indenture governing the 2025 Notes was satisfied and discharged on this date. The resulting loss of $22.5 million was recognized in interest income and derivatives and other investment gains (loss) in the consolidated statements of earnings (loss) (note 10).

(c)	Equipment loans

On June 27, 2019, the Company executed a €20.5 million ($23.3 million) loan agreement with an interest rate of 5.23% per annum, secured by certain mobile equipment. This loan matures on June 27, 2024 and is repayable in quarterly installments beginning on September 27, 2019. The Company incurred transaction costs of $0.3 million which have been capitalized and offset against the carrying amount of the equipment loan within long-term debt in the consolidated balance sheets and are being amortized using the effective interest rate method.

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On May 12, 2020, the Company executed a CFA6.545 billion ($10.9 million) loan agreement with an interest rate of 5.95% per annum, secured by certain mobile equipment. This loan matures on May 31, 2024 and is repayable in monthly installments beginning on June 30, 2020.

The equipment loans are carried at amortized cost on the consolidated balance sheets.

The following are the contractual maturities related to the equipment loans, including interest payments:

Payments due by period
Equipment loans balance as at	Carrying amount[1]	Contractual cash flows	<1 yr	1-2 yrs	3-4 yrs	>4 yrs
December 31, 2021	$18.9	$20.5	$8.5	$12.0	$—	$—
December 31, 2020	$28.2	$31.3	$9.4	$17.9	$4.0	$—

1.	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $0.2 million as at December 31, 2021 (December 31, 2020 – $0.2million).

(d)	Credit facility

The Company has a $500 million secured revolving credit facility, which was entered into in December 2017 and was amended, from time to time, including in February 2021 to primarily extend the maturity date from January 31, 2023 to January 31, 2025 for $490 million of the available credit. As of December 31, 2021, the Company had letters of credit worth $1.7 million drawn against the credit facility for the guarantee of certain environmental obligations (December 31, 2020 - $1.7million).

The credit facility provides for an interest rate margin above London Interbank Offered Rate, banker’s acceptance prime rate and base rate advances which vary according to the total net debt ratio of the Company. Fees related to the credit facility vary according to the total net debt ratio of the Company. This credit facility is secured by certain of the Company’s real assets, guarantees by certain of the Company’s subsidiaries and pledges of shares of certain of the Company’s subsidiaries. The key terms of the credit facility include certain limitations on incremental debt, certain restrictions on distributions and financial covenants including Net Debt to Earnings Before Interest, Taxes, Depreciation and Amortization, and Interest Coverage. The Company was in compliance with its credit facility covenants as at December 31, 2021.

(e)	Uncollateralized surety bonds

As at December 31, 2021, the Company had CAD$215.3 million (December 31, 2021 - $170.1 million; December 31, 2020 - CAD$215.3 million, $168.8 million) of uncollateralized surety bonds, issued pursuant to arrangements with insurance companies, in support of environmental closure costs obligations related to the Doyon division and the Côté Gold project.

(f)	Uncollateralized performance bonds

As at December 31, 2021, uncollateralized performance bonds of CAD$39.1 million (December 31, 2021 - $30.9 million; December 31, 2020 - CAD$39.1 million, $30.7 million) were outstanding in support of certain obligations related to the construction of the Côté Gold project.

29.	Deferred Revenue

On January 15, 2019, the Company entered into a gold sale prepayment arrangement with a syndicate of banks whereby the Company received a cash prepayment of $169.8 million in exchange for delivering 12,500 ounces of gold per month in 2022 for a total of 150,000 ounces, with a gold floor price of $1,300 per ounce and a cap price of $1,500 per ounce.

This arrangement has been accounted for as a contract in the scope of IFRS 15 Revenue from Contracts with Customers whereby the cash prepayment has been recorded as deferred revenue in the consolidated balance sheets and will be recognized as revenue when deliveries are made. The prepayment was made on the basis of $1,300 per ounce. If the spot price on delivery of the gold ounces exceeds $1,300 per ounce, the Company will receive in cash the difference between the spot price and $1,300 per ounce, capped at $1,500 per ounce, which also will be recognized as revenue when the gold is delivered.

An interest cost of 5.38% per annum, representing the financing component of the cash prepayment, was recognized as part of finance costs.

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	79

The following table summarizes the change in deferred revenue:

	Notes
Balance, January 1, 2020		$170.5
Finance costs	9	9.3

Balance, December 31, 2020		$179.8
Finance costs	9	9.9

Balance, December 31, 2021		$189.7

Current portion of deferred revenue		$189.7
Non-current deferred revenue		—

		$189.7

The Company entered into further gold sale prepayment arrangements at a weighted average cost of 4.45% per annum in respect of 150,000 gold ounces. These arrangements have an average forward contract price of $1,753 per ounce on 50,000 gold ounces and a collar range of $1,700 to $2,100 per ounce on 100,000 gold ounces. This will result in a total prepayment to the Company of $236 million over the course of 2022 and the requirement on the part of the Company to physically deliver such ounces to the counterparties over the course of 2024. The gold sale prepayment arrangements will be recorded as deferred revenue in the consolidated balance sheets when the prepayments are received and will be recognized as revenue in the consolidated statements of earnings (loss) when deliveries are made.

30.	Financial Instruments

(a)	Risks

The Company is subject to various financial risks that could have a significant impact on profitability, levels of operating cash flow and financial conditions. Ongoing financial market conditions may have an impact on interest rates, gold prices and currency rates.

The Company is exposed to various liquidity, credit and market risks associated with its financial instruments, and manages those risks as follows:

(i)	Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company’s approach to managing this risk is to ensure that there is sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damages.

As at December 31, 2021, the Company’s cash and cash equivalents and short-term investments balance was $552.5 million (December 31, 2020 - $947.5 million) and it had $498.3 million available under its credit facility (note 28(d)). As at December 31, 2021, the Company had accounts payable and accrued liabilities of $304.4 million (December 31, 2020 - $244.7 million), total lease liabilities of $65.6 million (December 31, 2020 - $66.8 million), Notes payable of $445.7 million (December 31, 2020 - $438.6 million) and equipment loans payable of $18.7 million (December 31, 2020 - $28.0 million).

The Company has a treasury policy designed to support management of liquidity risk as follows:

•	Evaluate, review and monitor on a periodic basis, credit ratings and limits for counterparties with whom funds are invested;

•	Monitor cash balances within each operating entity;

•	Perform short to medium-term cash flow forecasting, as well as medium and long-term forecasting incorporating relevant budget information; and

•	Determine market risks inherent in the business, including currency, fuel and gold commodities and evaluate, implement and monitor hedging strategies through the use of derivative instruments.

Under the terms of the Company’s derivative agreements, counterparties cannot require the immediate settlement of outstanding derivatives, except upon the occurrence of customary events of default such as covenant breaches, including financial covenants, insolvency or bankruptcy. The Company generally mitigates liquidity risk associated with these instruments by spreading out the maturity of its derivatives over time.

(ii)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The maximum amount of credit risk is equal to the balance of cash and cash equivalents, receivables, short-term investments, derivative assets and restricted cash. Where applicable, the measurement of the fair value of derivatives accounts for counterparty credit risk.

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The Company holds cash and cash equivalents, short-term investments and restricted cash in creditworthy financial institutions that comply with the Company’s investment policy and its credit risk parameters.

For derivatives, the Company mitigates credit risk by entering into derivatives with high quality counterparties, limiting the exposure per counterparty, and monitoring the financial condition of the counterparties.

Credit risk related to gold receivables is considered minimal as gold is sold to creditworthy counterparties and settled promptly, usually within the following month.

Credit risk is also related to receivables from Staatsolie and governments and the deferred consideration receivable from the sale of Sadiola. The receivables from governments primarily relate to value added and sales taxes. The Company has rights to these receivables based on application of tax laws and regularly monitors collection of the amounts. Receivables from Staatsolie relate to the amount outstanding from Staatsolie, in addition to ongoing operating and capital expenditures, which will be paid out of Staatsolie’s gold entitlement from the Saramacca property and the Company monitors collection in line with the terms of the underlying agreements.

(iii)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates, and that this in turn affects the Company’s financial condition.

The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, establishing trading agreements with counterparties under which there are no requirements to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative. Market risk comprises the following types of risks: share and commodity market price risk, currency risk, and interest rate risk.

Currency exchange rate risk

Movements in the Canadian dollar (CAD) against the U.S. dollar (USD) have a direct impact on the Company’s consolidated financial statements.

The Company manages its exposure to the Canadian dollar by executing option and forward contracts. The Company’s objective is to hedge its exposure to the Canadian dollar resulting from operating and capital expenditure requirements at some of its mine sites, corporate offices and development projects.

The Company has designated option and forward contracts as cash flow hedges for its highly probable forecasted Canadian dollar expenditure requirements. The Company has elected to only designate the change in the intrinsic value of options in the hedging relationships. The change in fair value of the time value component of options is recorded in OCI as a cost of hedging (note 30(c)).

As at December 31, 2021, the Company’s outstanding derivative contracts which qualified for hedge accounting and the periods in which the cash flows are expected to occur and impact the consolidated statements of earnings (loss) and property, plant and equipment balance on the consolidated balance sheets are as follows:

	2022	2023	Total
Cash flow hedges
Exchange rate risk
Canadian dollar forward and option contracts (CADM)	372	185	557
Rate range (USDCAD)[1]	1.28 - 1.48	1.30 - 1.46

1.

The Company executed Canadian dollar collar options, which consist of Canadian dollar call and put options within the given range in 2022 through 2024. The Company will recognize a gain from the difference between a lower market price and the Canadian dollar call strike price. The Company will incur a loss from the difference between a higher market price and the Canadian dollar put strike price.

The table below sets out the fair value of the Company’s outstanding derivative contracts which qualified for hedge accounting as at December 31, 2021, and what the fair value would have been based on an increase or decrease of 10% in the U.S. dollar exchange rate. The entire change in fair value would be recorded in the consolidated statements of comprehensive income (loss) as OCI.

	December 31, 2021	Increase of 10%	Decrease of 10%
Canadian dollar (CAD$)	$24.6	$72.3	$(11.2)

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The Company entered into a Target Accrual Redemption Forward (“TARF”) structure as part of its strategy to manage exposure to the Canadian dollar. The Company has not designated the TARF financial derivative contract as a hedge for accounting purposes, although the Company does consider this arrangement to be an effective economic hedge. The derivative structure includes a termination feature as well as a leverage component. Contractual terms of the TARF include the following:

•	On any monthly option fixing date, if the USDCAD exchange rate is below the strike price of 1.30675, the Company expects to exercise its option and deliver $7.7 million and receive CAD$10 million.

•

On any monthly option fixing date, if the USDCAD exchange rate is above the strike price of 1.30675, the Company expects that the counterparty will exercise its option in which case the Company will deliver $15.3 million and receive CAD$20 million.

•	The term of the arrangement is 30 months from January 2022 to June 2024. If the contract is exercised for a total of 12 times when the USDCAD is below 1.30675, the arrangement will be cancelled.

In connection with the construction of the Cote Gold project, the Company entered into a forward contract with an extendable feature to purchase CAD$10 million per month during 2022 for a total of CAD$120 million at a forward exchange rate of 1.32 USDCAD. The counterparty has an option, at its sole discretion, to extend the contract for twelve months, which would require the Company to purchase CAD$10 million per month during 2024 at the forward exchange rate. The option expires in November 2023 (note 30(d)).

Oil and fuel market price risk

Low sulfur diesel and fuel oil are key inputs to extract tonnage and, in some cases, to wholly or partially power operations, and construction and development activities. Brent crude oil and West Texas Intermediate (“WTI”) crude oil prices are components of diesel and fuel oil costs, respectively, such that changes in the price of crude oil directly impact diesel and fuel oil costs. The Company established a hedging strategy to economically hedge future consumption of diesel and fuel oil at the Rosebel and Essakane mines for operating purposes and at the Côté Gold project for construction purposes. The Company has designated option contracts as cash flow hedges for the crude oil component of its highly probable forecasted low sulfur diesel and fuel oil purchases.

As at December 31, 2021, the Company’s outstanding crude oil derivative contracts, which qualified for hedge accounting, and the periods in which the cash flows are expected to occur and impact on the consolidated statements of earnings (loss) and the property, plant and equipment balance on the consolidated balance sheets are as follows:

	2022	2023	2024	Total
Brent crude oil option contracts (barrels)[1]	520	428	270	1,218
Option contracts with strike prices at ($/barrel)[2]	50 - 65	41 - 65	41 - 55
WTI crude oil option contracts (barrels)[1]	573	473	270	1,316
Option contracts with strike prices at ($/barrel)[2]	38 - 62	36 - 60	38 - 50

1.	Quantities of barrels are in thousands.
2.

The Company executed Brent and WTI collar options, which consist of Brent and WTI put and call options with strike prices within the given range in 2022 through 2025. The Company will incur a loss from the difference between a lower market price and the put strike price. The Company will recognize a gain from the difference between a higher market price and the call strike price.

The table below sets out the fair value of the Company’s outstanding crude oil derivative contracts which qualified for hedge accounting as at December 31, 2021, and what the fair value would have been based on an increase or a decrease of 10% of the price. The entire change in fair value would be recorded in the consolidated statements of comprehensive income as OCI.

	December 31, 2021	Increase of 10%	Decrease of 10%
Brent crude oil option contracts	$18.7	$26.7	$10.9
WTI crude oil option contracts	$19.7	$27.9	$11.6

Gold bullion market price risk

Movements in the spot price of gold have a direct impact on the Company’s consolidated financial statements as gold bullion is sold at prevailing market prices which fluctuate in line with market forces. The Company’s hedging strategy is designed to mitigate gold price risk during the Côté Gold project construction period.

The Company has designated option contracts as cash flow hedges for its highly probable forecasted gold bullion sales. The Company has elected to only designate the change in the intrinsic value of options in the hedging relationships. The changes in fair value of the time value component of options is recorded in OCI as a cost of hedging and reclassified to earnings (loss) when revenue for the underlying gold sale is recognized. During the second quarter 2021, the Company entered into a gold prepayment arrangement (note 29) which included a collar instrument as part of the broader arrangement. The collar introduced a gold floor price of $1,700 per ounce and a cap price of $2,100 per ounce allowing the Company to participate in price increases to $2,100 per ounce. The

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	82

Company has designated this collar as a cash flow hedge in relation to the highly probable gold sale commitments during 2024.

As at December 31, 2021, the Company’s outstanding gold bullion derivative contracts, which qualified for hedge accounting, and the periods in which the cash flows are expected to occur and impact the consolidated statements of earnings (loss), are as follows:

	2022	2023	2024 [1]	Total
Gold bullion option contracts (ounces)[2]	38	93	100	231
Price range ($/ounce)[3]	1,700 - 3,000	1,700 - 2,700	1,700 - 2,100

1.	Part of the gold sale prepayment arrangement entered into in the second quarter 2021.
2.	Quantities of gold bullion are in thousands of ounces.
3.

The Company executed gold collar options, which consist of gold put and call options with strike prices within the given range from 2022 to 2025. The Company will incur a loss from the difference between a higher market price and the call strike price. The Company will recognize a gain from the difference between a lower market price and the put strike price.

The table below sets out the fair value of the Company’s outstanding gold bullion derivative contracts which qualified for hedge accounting as at December 31, 2021, and what the fair value would have been based on an increase or decrease of 10% in the price of gold. The entire change in fair value would be recorded in the consolidated statements of comprehensive income (loss) as OCI.

	December 31, 2021	Increase of 10%	Decrease of 10%
Gold bullion option contracts	$1.0	$(7.9)	$15.0

(b)	Marketable securities fair value reserve

Share market price exposure risk is related to the fluctuation in the market price of marketable securities. The Company’s portfolio of marketable securities is not part of its core operations, and accordingly, gains and losses from these marketable securities are not representative of the Company’s performance during the year. Consequently, the Company has designated all of its investments in marketable securities to be measured at fair value through OCI. The Company’s portfolio of marketable securities is primarily focused on the mining sector and relates entirely to investments in equity securities.

	Years ended December 31,
	2021	2020
Proceeds from sale of marketable securities	$0.5	$10.4
Acquisition date fair value of marketable securities sold	—	(10.3)

Gain (loss) on sale of marketable securities recorded in OCI	0.5	0.1
Reduction in value of marketable securities	—	(5.0)
Impairment loss on OCI realized on marketable securities sold	(0.3)	—

Net realized change in fair value of marketable securities	$0.2	$(4.9)

At December 31, 2021, the impact of an increase of 10% in the fair value of marketable securities would have resulted in an increase in unrealized gains, net of tax of $3.9 million that would have been included in OCI with no impact on net earnings (loss). The impact of a decrease of 10% in the fair value of marketable securities would have resulted in a decrease in unrealized gains, net of tax, of $3.9 million that would have been included in OCI with no impact on net earnings (loss).

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	83

(c)	Cash flow hedge fair value reserve

(i)	Reconciliation of cash flow hedge assets (liabilities)

	Canadian dollar contracts	Oil contracts	Gold price contracts	Total
Balance, January 1,2020	$1.4	$1.4	$—	2.8
Unrealized gain (loss) recognized in cash flow hedge reserve	32.3	(13.5)		18.8
Realized (gain) loss reclassified or adjusted from cash flow hedge reserve	0.3	9.5		9.8
Premiums paid	—	—	6.6	6.6
Time value excluded from hedge relationship	1.1	(5.8)	1.4	(3.3)

Balance, December 31, 2020	$35.1	$(8.4)	$8.0	$34.7
Unrealized gain (loss) recognized in cash flow hedge reserve	11.4	44.3	2.1	57.8
Realized (gain) loss reclassified or adjusted from cash flow hedge reserve	(20.6)	(10.9)	(2.1)	(33.6)
Premiums paid	—	—	1.8	1.8
Time value excluded from hedge relationship	(1.4)	13.5	(8.8)	3.3

Balance, December 31, 2021	$24.5	$38.5	$1.0	$64.0

Consisting of:
Current portion of hedge asset	$13.6	$15.7	$1.4	$30.7
Non-current portion of hedge asset	10.9	22.8	0.3	34.0

Current portion of hedge liability	$—	$—	$—	$—
Non-current portion of hedge liability	—	—	(0.7)	(0.7)

	$24.5	$38.5	$1.0	$64.0

Additional information on hedging instruments and hedged forecast transactions related to oil and fuel market price risk as at December 31, 2021 and December 31, 2020 was as follows:

	Canadian dollar contracts	Oil contracts	Gold price contracts	Total
Balance, December 31, 2020
Accumulated cash flow hedge fair reserve (before tax)	$32.7	$(2.1)	$—	$30.6
Hedging instruments	$32.7	$(2.1)	$—	$30.6
Hedged items premiums paid	$(32.7)	$2.1	$—	$(30.6)

Balance, December 31, 2021
Accumulated cash flow hedge fair reserve (before tax)	$23.4	$31.3	$—	$54.7
Hedging instruments	$23.4	$31.3	$—	$54.7
Hedged items premiums paid	$(23.4)	$(31.3)	$—	$(54.7)

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	84

(ii)	Allocation of realized hedge (gain) loss reclassified from cash flow hedge reserve

	Years ended December 31,
	2021	2020
Consolidated balance sheets
Property, plant and equipment	$(16.6)	$2.0
Consolidated statements of earnings (loss)
Revenues	3.5	—
Cost of sales	(11.8)	19.4
General and administrative expenses	(2.6)	1.8
Other expenses	(0.6)	—

	(11.5)	21.2

	$(28.1)	$23.2

Realized hedge losses allocated to revenues includes $5.5 million (2020 - $nil) of losses related to premiums previously paid and realized during the year. There was no hedge ineffectiveness for the years ended December 31, 2021 and 2020.

(d)	Gain (loss) on non-hedge derivatives and warrants

Non-hedge derivatives and warrants are accounted for at FVTPL and these gains and losses, including embedded derivatives and warrants, are included in interest income, derivatives and other investment gains (losses) (note 10) in the consolidated statement of earnings (loss).

These gains and losses relate to the Company’s fair value movements of the embedded derivative related to prepayment options for the Notes (note 28(a)), the embedded derivative related to the Rosebel power purchase agreement (note 27), the TARF, the extendible forward arrangement and warrants associated with investments in marketable securities.

	Notes	Years ended December 31,
		2021	2020
Embedded derivatives - Notes		$(6.9)	$(7.8)
Embedded derivatives - Rosebel power purchase agreement		(5.9)	(23.3)
TARF		(3.0)	—
Extendible forward arrangement		1.8	—
Warrants and other		0.1	(0.7)

	10	$(13.9)	$(31.8)

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	85

31.	Fair Value Measurements

The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities which the entity can access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 which are observable for the asset or liability, either directly or indirectly such as those derived from prices.

•	Level 3 inputs are unobservable inputs for the asset or liability.

There have been no changes in the classification of the financial instruments in the fair value hierarchy since December 31, 2020.

(a)	Financial assets and liabilities measured at fair value on a recurring basis

The Company’s fair values of financial assets and liabilities were as follows:

		December 31, 2021			Total Fair Value
	Carrying Amount	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$544.9	$544.9	$—	$—	$544.9
Short-term investments	7.6	7.6	—	—	7.6
Restricted cash	42.2	42.2	—	—	42.2
Marketable securities and warrants	40.4	40.0	—	0.4	40.4
Bond fund investments	4.7	4.7	—	—	4.7
Deferred consideration from the sale of Sadiola	18.9	—	—	18.9	18.9
Derivatives
Currency contracts	24.5	—	24.5	—	24.5
Crude oil contracts	38.5	—	38.5	—	38.5
Gold bullion contracts	1.7	—	1.7	—	1.7
Extendible forward arrangement[1]	3.7	—	3.7	—	3.7
Embedded derivative - prepayment options on Notes	1.5	—	1.5	—	1.5

	$728.6	$639.4	$69.9	$19.3	$728.6
Liabilities
Derivatives
Gold bullion contracts	$(0.7)	$—	$(0.7)	$—	$(0.7)
TARF	(3.0)	—	(3.0)	—	(3.0)
Embedded derivative - Rosebel power purchase agreement	(29.2)	—	(29.2)	—	(29.2)
Long-term debt - Notes[2]	(453.5)	(446.0)	—	—	(446.0)
Long-term debt - equipment loans[3]	(18.9)	—	(19.1)	—	(19.1)

	$(505.3)	$(446.0)	$(52.0)	$—	$(498.0)

1.	The carrying amount excludes unamortized deferred gains of $1.9 million.
2.	The carrying amount excludes unamortized deferred transaction costs of $6.3 million and the embedded derivative.
3.	The carrying amount excludes unamortized deferred transaction costs of $0.2 million.

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	86

		December 31, 2020
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	$941.5	$941.5	$—	$—	$941.5
Short-term investments	6.0	6.0	—	—	6.0
Restricted cash	38.6	38.6	—	—	38.6
Marketable securities and warrants	16.4	16.0	—	0.4	16.4
Bond fund investments	6.2	6.2	—	—	6.2
Deferred consideration from the sale of Sadiola	14.3	—	—	14.3	14.3
Derivatives
Currency contracts	35.1	—	35.1	—	35.1
Crude oil contracts	3.5	—	3.5	—	3.5
Gold bullion contracts	8.1	—	8.1	—	8.1
Embedded derivative - prepayment options on
Notes	8.4	—	8.4	—	8.4

	$1,078.1	$1,008.3	$55.1	$14.7	$1,078.1
Liabilities
Derivatives
Crude oil contracts	$(12.0)	$—	$(12.0)	$—	$(12.0)
Embedded derivative - Rosebel power purchase agreement	(23.3)	—	(23.3)	—	(23.3)
Long-term debt - Notes[1]	(454.2)	(460.4)	—	—	(460.4)
Lonq-term debt - equipment loan[2]	(28.2)	—	(28.9)	—	(28.9)

	$(517.7)	$(460.4)	$(64.2)	$—	$(524.6)

1.	The carrying amount excludes unamortized deferred transaction costs of $7.2 million and the embedded derivative.
2.	The carrying amount excludes unamortized deferred transaction costs of $0.2 million.

(b)	Valuation techniques

Cash, cash equivalents, short-term investments and restricted cash

Cash, cash equivalents, short-term investments and restricted cash are included in Level 1 due to the short-term maturity of these financial assets.

Marketable securities and warrants

The fair value of marketable securities included in Level 1 is determined based on a market approach. The closing price is a quoted market price from the exchange market which is the principal active market for the particular security. The fair value of investments in equity instruments which are not actively traded is determined using valuation techniques which require inputs that are both unobservable and significant, and therefore were categorized as Level 3 in the fair value hierarchy. The Company uses the latest market transaction price for these securities, obtained from the entity, to value these marketable securities.

Marketable securities included in level 3
Balance, December 31, 2020	$ 0.4
Reduction in value of marketable securities	—
Change in fair value reported in OCI, net of income taxes	—

Balance, December 31, 2021	$ 0.4

Bond fund investments

The fair value of bond fund investments included in Level 1 is measured using quoted prices (unadjusted) in active markets.

Deferred consideration from the sale of Sadiola

The significant estimates and assumptions used in determining the fair value of the contingent payments were the production profile and discount rate and therefore classified within Level 3 of the fair value hierarchy.

Derivatives - options and forwards

For derivative contracts, the Company obtains a valuation of the contracts from counterparties of those contracts. The Company assesses the reasonableness of these valuations through internal methods and third-party valuations. The Company then calculates a credit valuation adjustment to reflect the counterparty’s or the Company’s own default risk. Valuations are based on market valuations considering interest rate and volatility, taking into account the credit risk of

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	87

the financial instrument. Valuations of derivative contracts are therefore classified within Level 2 of the fair value hierarchy.

Derivative - TARF

The fair value of the TARF as at December 31, 2021 was $3.0 million (December 31, 2020 - $nil) and is accounted for at FVTPL. The TARF contractually obligates the Company to future sales of U.S. dollars that are determined by future USDCAD exchange rates in line with notional amounts established by the arrangement. The valuation is based on the discounted estimated cash flows resulting from prevailing USDCAD rates at each future monthly option fixing date. Key inputs used in the valuation include the credit spread, volatility parameter, the risk-free rate curve and future USDCAD exchange rates. Valuation of the TARF is therefore classified within Level 2 of the fair value hierarchy.

Derivative - Extendible forward arrangement

The fair value of the extendible forward arrangement as at December 31, 2021 was $3.7 million (December 31, 2020 - $nil) and is accounted for at FVTPL. For both forward contracts and the extension option within this arrangement, the Company obtains a valuation of the contracts from the counterparty. The Company assesses the reasonableness of these valuations through internal methods and third-party valuations. The Company calculates a credit valuation adjustment to reflect the default risk of the counterparty or the Company. Valuations are based on market valuations considering interest rate and volatility, taking into account the credit risk of the financial instrument. Valuations of derivative contracts are therefore classified within Level 2 of the fair value hierarchy.

Embedded derivatives - Prepayment options on the Notes

The fair value of the embedded derivatives as at December 31, 2021 was $1.5 million (December 31, 2020 - $8.4 million) and is accounted for at FVTPL. The valuation is based on the discounted cash flows at the risk-free rate to determine the present value of the prepayment option. Key inputs used in the valuation include the credit spread, volatility parameter and the risk-free rate curve. Valuation of the prepayment option is therefore classified within Level 2 of the fair value hierarchy.

Embedded derivative - Rosebel power purchase agreement

The fair value of the embedded derivative on Rosebel’s power purchase agreement as at December 31, 2021 was $29.2 million (December 31, 2020 - $23.3 million) and is accounted for at FVTPL. Included in the power purchase agreement is a price escalator which results in increases in electricity prices linked to the price of gold. The valuation is based on the discounted estimated incremental cash flows above the baseline power price at the risk-free rate to determine the present value of the price escalator. Key inputs used in the valuation include the credit spread, volatility parameter, the risk-free rate curve and future gold price estimates. Valuation of the price escalator is therefore classified within Level 2 of the fair value hierarchy.

Notes

The fair value of the Notes as at December 31, 2021 was $446 million (December 31, 2020 - $460.4 million). The fair value of the Notes is determined using quoted prices (unadjusted) in active markets, and is therefore classified within Level 1 of the fair value hierarchy.

Eguipment loans

The fair value of the equipment loans as at December 31, 2021 was $19.1 million (December 31, 2020 - $28.9 million). The fair value of the equipment loans is determined by applying a discount rate, reflecting the credit spread based on the Company’s credit ratings to future cash flows and is therefore classified within Level 2 of the fair value hierarchy.

Other financial assets and liabilities

The fair value of all other financial assets and liabilities of the Company approximate their carrying amounts.

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	88

32.	Capital Management

lAMGOLD’s objectives when managing capital are to:

•	Ensure the Company has sufficient financial capacity to support its operations, current mine development plans, construction project, and long-term growth strategy;

•	Ensure the Company complies with its long-term debt covenants; and

•	Protect the Company’s value with respect to market and risk fluctuations.

	Notes	December 31, 2021	December 31, 2020
Cash and cash equivalents	15	$544.9	$941.5
Short-term investments		7.6	6.0

		$552.5	$947.5

Capital items:
Long-term debt - Notes[1]	28(a)	$450.0	$450.0
Long-term debt - equipment loans[2]	28(c)	18.9	28.2
Credit facility available for use	28(d)	498.3	498.3
Common shares		2,719.1	2,710.8

		$3,686.3	$3,687.3

1.	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $6.3 million as at December 31,2021 (December 31, 2020 - $7.2 million) and the embedded derivative.
2.	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $0.2 million as at December 31,2021 (December 31, 2020 - $0.2 million).

The Company is in a capital intensive industry that experiences lengthy development lead times as well as risks associated with capital costs and timing of project completion. Factors affecting these risks, which are beyond the Company’s control, include the availability of resources, the issuance of necessary permits, costs of various inputs and the volatility of the gold price.

The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company’s strategy, the forward gold price, the mining industry, the capital requirements of the Company’s operations and projects, economic conditions and associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, adjust the amount of dividend distributions, issue new shares, purchase shares for cancellation pursuant to normal course issuer bids, extend its credit facility, issue new debt, repay existing debt, sell all or a portion of one or more of its assets, purchase or sell gold bullion or enter into forward gold sale arrangements.

The Notes indenture contains a restriction on the use of proceeds from the sale of certain assets.

The credit facility agreement contains certain restrictions on the assumption of certain additional debt and the sale of certain assets.

33.	Share Capital

The Company is authorized to issue an unlimited number of common shares, first preference shares issuable in series and second preference shares issuable in series.

		Years ended December 31,
Number of common shares (in millions)	Notes	2021	2020
Outstanding, beginning of the year		475.3	469.0
Issuance of shares		—	3.3
Issuance of shares for share-based compensation	35	1.7	3.0

Outstanding, end of the year		477.0	475.3

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	89

34.	Non-Controlling Interests

Financial information of subsidiaries that have material non-controlling interests are provided below:

	December 31,2021			December 31,2020
	Essakane	Rosebel[1]	Boto	Essakane	Rosebel	Boto
Percentage of voting rights held by non-controlling interests	10%	5%	10%	10%	5%	10%
Accumulated non-controlling interest	$59.2	$14.4	$0.2	$55.2	$27.3	$0.3
Net earnings (loss) attributable to non-controlling interests	$7.1	$(8.6)	$(0.1)	$13.0	$1.6	$—
Dividends paid to non-controlling interests[2]	$3.1	$4.3	$—	$0.5	$—	$—

1.	The 5% non-controlling interest for Rosebel is based on the consolidated results of Rosebel which includes 70% of Saramacca.
2.	For the year ended December 31,2021, dividends paid to other non-controlling interests amounted to $1.9 million (December 31,2020 - $1.4 million).

Selected summarized information relating to these subsidiaries are provided below, before any intercompany eliminations:

	December 31,2021			December 31,2020
	Essakane	Rosebel	Boto	Essakane	Rosebel	Boto
Current assets	$294.4	$144.2	$2.6	$355.6	$304.5	$5.1
Non-current assets	849.7	569.6	61.8	975.1	697.6	25.3
Current liabilities	(128.9)	(98.6)	(2.7)	(130.6)	(92.0)	(7.4)
Non-current liabilities	(257.4)	(275.3)	(58.7)	(480.8)	(312.1)	(19.4)

Net assets	$757.8	$339.9	$3.0	$719.3	$598.0	$3.6

	Year ended			Year ended
	December 31,2021			December 31,2020
Revenues	$816.3	$277.2	$—	$715.0	$380.5	$—
Net earnings (loss) and OCI	$69.3	$(173.0)	$(0.7)	$128.5	$31.8	$—

Net cash from (used in) operating activities	$388.5	$32.9	$(0.6)	$252.0	$144.5	$(0.1)
Net cash used in investing activities	(142.2)	(101.5)	(33.7)	(120.3)	(19.4)	(14.3)
Net cash from (used in) financing activities	(263.9)	(63.5)	32.1	(105.8)	(18.6)	19.4

Net increase (decrease) in cash and cash equivalents	$(17.6)	$(132.1)	$(2.2)	$25.9	$106.5	$5.0

The Company’s ability to access or use the assets of Essakane and Rosebel to settle its liabilities is not significantly restricted by known current contractual or regulatory requirements, or from the protective rights of non-controlling interests. Dividends payable by Rosebel and Essakane must be approved by the Supervisory Boards, which includes representation from the non-controlling interest.

35.	Share-Based Compensation

	Years ended December 31,
	2021	2020
Options	$1.1	$2.7
Share units	5.8	9.0

	$6.9	$11.7

(a)	Options

(i)	Share option plan

The Company has adopted a share option plan for its full-time employees and directors. The options vest over five years and expire no later than seven years from the grant date.

A maximum of 23,905,624 common shares have been reserved for issuance pursuant to the share option plan of which, as of December 31, 2021, 16,071,053 have been issued and 7,834,571 remain issuable. As of December 31, 2021, options to purchase 5,119,591 common shares were outstanding and options to purchase 2,714,980 common shares remained available for further grants under the plan.

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	90

	Year ended December 31,2021		Year ended December 31,2020
	Options (in millions)	Weighted average exercise price (CAD/share)[1]	Option (in millions)	Weighted average exercise price (CAD/share)[1]
Outstanding, beginning of the year	4.7	$4.91	7.5	$5.11
Granted	1.1	3.94	—	—
Exercised[2]	(0.2)	3.12	(1.8)	4.02
Forfeited	(0.1)	4.84	—	—
Expired	(0.4)	4.38	(1.0)	7.72

Outstanding, end of the year	5.1	$4.82	4.7	$4.91

Exercisable, end of the year	2.6	$4.88	2.3	$4.59

1.	Exercise prices are denominated in Canadian dollars. The exchange rate at December 31, 2021 between the U.S. dollar and Canadian dollar was $0.7901/CAD.
2.	The weighted average share price on date of options exercised was CAD$4.11.

The following table summarizes information related to options outstanding at December 31, 2021:

Range of Prices CAD$/share	Number Outstanding (millions)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (CAD$/share)
$1.01 - $5.00	3.1	4.1	$4.07
$5.01 - $10.00	2.0	2.6	$5.97

	5.1	3.5	$4.82

(ii)	Fair value of options granted

The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the options granted during the year. The estimated fair value of the options is expensed over their expected life.

	Years ended December 31,
	2021	2020
Weighted average risk-free interest rate	0.8%	—%
Weighted average expected volatility[1]	56%	—%
Weighted average dividend yield	0.0%	—%
Weighted average expected life of options issued (years)	4.9	—
Weighted average grant-date fair value (CAD per share)	$1.97	$—
Weighted average share price at grant date (CAD per share)	$3.94	$—
Weighted average exercise price (CAD per share)	$3.94	$—

1.	Expected volatility is estimated by considering historical average share price volatility based on the average expected life of the options.

(b)	Other share-based compensation

(i)	Share incentive plan

A maximum of 21,756,762 common shares have been reserved for issuance under the share purchase plan, the share bonus plan and the share unit plan of which, as of December 31, 2021, 7,261,210 have been issued and 14,495,552 remain issuable. As of December 31, 2021, 6,895,016 common shares were subject to outstanding restricted share units, performance share units and deferred share units grants and 7,600,536 common shares remained available for further grants under these plans.

A summary of the status of the Company’s outstanding share units issued to directors and employees under the Company’s share incentive plan and changes during the year is presented below.

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	91

	Years ended December 31,
(in millions)	2021	2020
Outstanding, beginning of the year	6.7	5.3
Granted	2.5	3.2
Issued	(1.4)	(1.2)
Forfeited and withheld for tax	(0.9)	(0.6)

Outstanding, end of the year	6.9	6.7

(ii)	Summary of share units granted

Deferred share units

Directors can elect to receive the equity portion of their annual retainer in the form of deferred share units or restricted share units. Upon a director leaving the Board, the Company will issue that number of common shares equivalent to that number of deferred share units granted. As the deferred share units are equity settled, the cost to the Company is based on the grant date fair value.

The estimated fair value of the awards is expensed over their vesting period.

	Years ended December 31,
	2021	2020
Granted during the period (in millions)	0.1	0.1
Grant-date fair value (CAD per share)[1]	$4.51	$3.68

1.	The grant-date fair value is equal to the share price on grant date.

Restricted share units

Executive officers, directors and certain employees are granted restricted share units on an annual basis.

Employee restricted share unit grants vest over twelve to thirty-six months, have no restrictions upon vesting and are equity settled. There are no cash settlement alternatives and no vesting conditions other than service.

Restricted share units are granted to employees based on performance objectives and criteria determined on an annual basis based on guidelines established by the Human Resources and Compensation Committee of the Board of Directors. The number of restricted share units granted is determined as part of the employees’ overall compensation.

The estimated fair value of the awards is expensed over their vesting period.

	Years ended December 31,
	2021	2020
Granted during the period (in millions)	1.9	2.4
Grant-date fair value (CAD per share)[1]	$4.12	$3.32

1.	The grant-date fair value is equal to the share price on grant date.

Performance share units

Executive officers and certain employees are granted performance share units on an annual basis.

The performance share unit grants vest over thirty-six months and are equity settled. There are no cash settlement alternatives for these grants.

Performance share units are granted based on performance objectives and criteria determined on an annual basis based on guidelines established by the Human Resources and Compensation Committee of the Board of Directors. The number of performance share units granted is determined as part of the employees’ overall compensation.

The estimated fair value of the awards is expensed over their vesting period.

	Years ended December 31,
	2021	2020
Granted during the period (in millions)	0.5	0.7
Grant-date fair value (CAD per share)[1]	$4.39	$3.23

1.	The grant-date fair value was determined using a Black-Scholes model or Monte Carlo model.

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	92

(c)	Share purchase plan

The Company has a share purchase plan for employees with more than three months of continuous service. Participants determine their contribution as a whole percentage of their base salary from 1% to 10%. The Company matches 75% of the first 5% of employee contributions, to a maximum of 3.75% of the employee’s salary, towards the purchase of shares on the open market. No shares are issued from treasury under the share purchase plan. The Company’s contribution is expensed and is considered vested on December 31 of each calendar year.

36.	Segmented Information

The Company’s gold mines are divided into geographic segments as follows:

•	Burkina Faso - Essakane mine;

•	Suriname - Rosebel mine and Saramacca pit; and

•	Canada - Doyon division, including Westwood mine.

The Company’s non-gold mine segments are divided as follows:

•	Côté Gold project[1];

•	Exploration and evaluation and development; and

•	Corporate - includes royalty interest and investment in associate, up to sale of investment.

	December 31, 2021			December 31, 2020
	Total non- current assets	Total assets	Total liabilities	Total non- current assets	Total assets	Total liabilities
Gold mines
Burkina Faso	$860.0	$1,153.4	$275.4	$976.9	$1,332.5	$284.4
Suriname	579.5	730.0	315.7	698.5	1,003.4	399.0
Canada	339.8	368.7	260.7	331.7	349.0	205.9

Total gold mines	1,779.3	2,252.1	851.8	2,007.1	2,684.9	889.3
Côté Gold project	1,022.8	1,118.1	109.0	566.8	618.2	35.6
Exploration and evaluation and development	120.0	148.3	9.4	85.7	234.3	11.6
Corporate	98.4	453.1	684.3	99.2	616.9	672.3

Total	$3,020.5	$3,971.6	$1,654.5	$2,758.8	$4,154.3	$1,608.8

Year ended December 31, 2021

	Consolidated statements of earnings (loss) information								Capital expenditures[4]
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Impairment (Reversal)	Other	Earnings (loss) from operations
Gold mines
Burkina Faso	$813.9	$472.1	$251.6	$—	$1.2	$—	$5.6	$83.4	$135.6
Suriname	276.2	260.1	75.6	—	3.0	190.1	14.1	(266.7)	98.6
Canada[5]	61.6	77.0	11.3	—	—	—	67.2	(93.9)	14.3

Total gold mines	1,151.7	809.2	338.5	—	4.2	190.1	86.9	(277.2)	248.5
Côté Gold project	—	—	—	0.9	2.9	—	—	(3.8)	343.0
Exploration and evaluation and development	—	—	—	0.3	31.0	—	0.4	(31.7)	33.6
Corporate[6]	—	—	1.3	40.8	—	15.0	4.7	(61.8)	0.6

Total	$1,151.7	$809.2	$339.8	$42.0	$38.1	$205.1	$92.0	$(374.5)	$625.7

1.	Excludes depreciation expense.
2.	Depreciation expense excludes depreciation related to corporate office assets, which is included in general and administrative expenses.
3.	Includes depreciation expense relating to corporate and exploration and evaluation assets.
4.	Includes cash expenditures for property, plant and equipment and exploration and evaluation assets.
5.	Changes in asset retirement obligation for Doyon closed site included in other expenses.
6.	Includes earnings from royalty interests.

[1]

The Côté Gold project is considered a separate operating segment following the decision to proceed with construction in July 2020 as the financial information for the project is reviewed regularly by the Company’s CODM to assess the performance of the project and to make resource allocation decisions. The segment includes the financial information of the Côté unincorporated joint venture (the “Côté UJV”) as well as other financial information for the Côté Gold project outside of the Côté UJV.

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	93

Year ended December 31, 2020

	Consolidated statements of earnings (loss) information										Capital expenditures[4]
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]		Exploration		Impairment (Reversal)	Other	Earnings (loss) from operations
Gold mines
Burkina Faso	$715.0	$408.0	$166.7	$		$		$(45.8)	$14.8	$171.3	$113.7
Suriname	380.5	231.1	70.8		—		3.4	—	28.7	46.5	67.8
Canada	146.2	95.6	17.5		—		—	—	29.0	4.1	21.2

Total gold mines	1,241.7	734.7	255.0		—		3.4	(45.8)	72.5	221.9	202.7
Côté Gold project	—	—	—		—		2.7	—	—	(2.7)	73.1
Exploration and evaluation and development[5]	—	—	—		—		21.8	—	0.7	(22.5)	16.1
Corporate[6]	—	—	1.7		46.8		—	—	2.8	(51.3)	0.8

Total	$1,241.7	$734.7	$256.7		$46.8		$27.9	$(45.8)	$76.0	$145.4	$292.7

1.	Excludes depreciation expense.
2.	Depreciation expense excludes depreciation related to corporate office assets, which is included in general and administrative expenses.
3.	Includes depreciation expense relating to corporate and exploration and evaluation assets.
4.	Includes cash expenditures for property, plant and equipment, exploration and evaluation assets.
5.	Closed site costs on exploration and evaluation properties included in other expenses.
6.	Includes earnings from royalty interests.

37.	Commitments

	December 31, 2021	December 31, 2020
Purchase obligations	$99.6	$120.3
Capital expenditure obligations	426.2	400.6
Lease obligations	80.3	72.4

	$606.1	$593.3

(a)	Commitments – payments due by period

As at December 31,2020	Total	<1 yr1	1-2 yrs[2]	3-4 yrs[3]	>4 yrs[4]
Purchase obligations	$99.6	$83.7	$4.3	$5.3	$6.3
Capital expenditure obligations	426.2	348.9	76.9	0.4	—
Lease obligations	80.3	26.3	36.5	9.7	7.8

	$606.1	$458.9	$117.7	$15.4	$14.1

1.	Due over the period from January 1, 2022 to December 31,2022.
2.	Due over the period from January 1, 2023 to December 31,2024.
3.	Due over the period from January 1, 2025 to December 31,2026.
4.	Due from January 1,2027 and beyond.

(b)	Royalties included in Cost of sales

Production from certain mining operations is subject to third party royalties (included in cost of sales) based on various methods of calculation summarized as follows:

	December 31, 2021	December 31, 2020
Essakane[1]	$40.7	$36.8
Rosebel[2]	19.9	22.4

	$60.6	$59.2

1.

Royalty based on a percentage of gold sold applied to the gold market price the day before shipment; the royalty percentage varies according to the gold market price: 3% if the gold market price is lower or equal to $1,000 per ounce, 4% if the gold market price is between $1,000 and $1,300 per ounce, or 5% if the gold market price is above $1,300 per ounce.

2.

2% in-kind royalty per ounce of gold production and price participation of 6.5% on the amount exceeding a market price of $425 per ounce when applicable, using for each calendar quarter the average market price determined by the London Gold Fix P.M. In addition, 0.25% of all minerals produced at Rosebel are payable to a charitable foundation for the purpose of promoting local development of natural resources within Suriname.

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	94

38.	Related Party Transactions

(a)	Receivables from related parties

The Company had non-interest bearing receivables from Sadiola and Yatela which were repaid during the year ended December 31,2020.

(b)	Compensation of key management personnel

Compensation breakdown for key management personnel, comprising of the Company’s directors and executive officers, is as follows:

	Year ended December 31,
	2021	2020
Salaries and other benefits	$6.0	$5.7
Retirement benefits	0.3	6.1
Share-based payment	3.1	2.5

	$9.4	$14.3

IAMGOLD CORPORATION 2021 Consolidated Financial Statements – December 31, 2021	95

2021 MINERAL RESERVES AND RESOURCES

Cautionary Note to U.S. Investors Regarding Disclosure of Mineral Reserves and Mineral Resources Estimates

The mineral resource and reserve estimates contained herein have been prepared in accordance with Nl 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These standards are similar to those used by the United States Securities and Exchange Commission (the “SEC”) Industry Guide No. 7, as interpreted by the SEC staff. However, the definitions in Nl 43-101 and the CIM Standards differ in certain respects from those under Industry Guide 7. Accordingly, mineral resource and reserve information contained herein may not be comparable to similar information disclosed by United States companies. Under the SEC’s Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

As a result of the adoption of amendments to the SEC’s disclosure rules (the “SEC Modernization Rules”), which more closely align its disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including Nl 43-101 and the CIM Standards, and which became effective on February 25, 2019, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended definitions of “proven mineral reserves” and “probable mineral reserves” in its amended rules, with definitions that are substantially similar to those used in Nl 43-101 and the CIM Standards. Issuers must begin to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1,2021, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System (“MJDS”) may still use Nl 43-101 rather than the SEC Modernization Rules when using the SEC’s MJDS registration statement and annual report forms.

United States investors are cautioned that while the SEC now recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under the SEC Modernization Rules, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances.

Investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that the Company reports herein are or will be economically or legally mineable. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

The mineral reserve and mineral resource data set out herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.

Gold Technical Information and Qualified Person/Quality Control Notes

Lisa Ragsdale, P.Geo (Director, Mining Geology, IAMGOLD Corporation), is the Qualified Person (“QP”) responsible for the review and approval of all mineral resource estimates contained herein, as at December 31,2021. Guy Bourque, Eng. (Director, Mining, IAMGOLD Corporation), is the QP responsible for the review and approval of all mineral reserve estimates contained herein, as at December 31,2021. The technical information has been included herein with the consent and prior review of the above noted QPs, who have verified the data disclosed, and data underlying the information or opinions contained herein.

GOLD MINERAL RESERVES1,2

100% BASIS	PROVEN				PROBABLE			PROVEN & PROBABLE
As at December 31, 2021	Location	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)
Rosebel[3]	Suriname	10,828	0.6	219	75,974	1.0	2,377	86,803	0.9	2,596
Saramacca[3]	Suriname	499	0.5	8	21,863	1.7	1,225	22,361	1.7	1,233
Essakane[3]	Burkina Faso	32,930	0.5	503	62,532	1.1	2,114	95,462	0.9	2,617
Westwood[4]	Canada	500	6.9	111	4,079	4.2	548	4,579	4.5	659
Côté Gold[5]	Canada	130,522	1.0	4,262	102,478	0.9	2,932	233,000	1.0	7,194
Boto Gold[5]	Senegal	—	—	—	29,040	1.7	1,593	29,040	1.7	1,593

P&P Reserves		175,279	0.9	5,103	295,966	1.1	10,788	471,245	1.0	15,891

ATTRIBUTABLE	PROVEN				PROBABLE			PROVEN & PROBABLE
As at December 31, 2021	IAMGOLD Interest	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)
Rosebel[3]	95%	10,287	0.6	208	72,175	1.0	2,258	82,462	0.9	2,466
Saramacca[3]	66.5%	332	0.5	6	14,539	1.7	814	14,870	1.7	820
Essakane[3]	90%	29,637	0.5	453	56,279	1.1	1,902	85,916	0.9	2,355
Westwood[4]	100%	500	6.9	111	4,079	4.2	548	4,579	4.5	659
Côté Gold[5]	64.75%	84,513	1.0	2,760	66,355	0.9	1,898	150,868	1.0	4,658
Boto Gold[5]	90%	—	—	—	26,136	1.7	1,434	26,136	1.7	1,434

Attributable Reserves		125,269	0.9	3,537	239,563	1.1	8,855	364,831	1.1	12,392

IAMGOLD CORPORATION Mineral Reserves and Resources – December 31, 2021	96

MEASURED AND INDICATED GOLD MINERAL RESOURCES1,2

(Measured and Indicated Resources are inclusive of Proven and Probable Reserves)

100% BASIS		MEASURED			INDICATED			MEASURED & INDICATED
As at December 31, 2021	Location	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)
Rosebel[3]	Suriname	10,736	0.6	223	139,813	1.0	4,567	150,550	1.0	4,790
Saramacca[3]	Suriname	499	0.5	8	22,667	2.1	1,507	23,166	2.0	1,515
Essakane[3]	Burkina Faso	32,930	0.5	503	75,665	1.1	2,720	108,595	0.9	3,223
Westwood[4]	Canada	1,039	11.3	377	6,568	6.0	1,262	7,607	6.7	1,639
Côté Gold[5]	Canada	152,100	1.0	4,720	213,400	0.8	5,480	365,500	0.9	10,200
Gosselin[3]	Canada	—	—	—	124,500	0.8	3,350	124,500	0.8	3,350
Boto Gold[5]	Senegal	—	—	—	40,567	1.6	2,033	40,567	1.6	2,033
Gossey[3]	Burkina Faso	—	—	—	10,454	0.9	291	10,454	0.9	291
Pitangui[3]	Brazil	—	—	—	3,330	4.4	470	3,330	4.4	470
Diakha-Siribaya[3]	Mali	—	—	—	18,031	1.3	744	18,031	1.3	744

M&l Resources		197,304	0.9	5,834	654,995	1.1	22,424	852,300	1.0	28,255

ATTRIBUTABLE		MEASURED			INDICATED			MEASURED & INDICATED
As at December 31, 2021	IAMGOLD Interest	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)
Rosebel[3]	95%	10,200	0.6	212	132,823	1.0	4.339	143,022	1.0	4,551
Saramacca[3]	66.5%	332	0.5	6	15,074	2.1	1,002	15,406	2.0	1,008
Essakane[3]	90%	29,637	0.5	453	68,098	1.1	2,448	97,735	0.9	2,901
Westwood[4]	100%	1,039	11.3	377	6,568	6.0	1,262	7,607	6.7	1,639
Côté Gold[5]	64.75%	98,485	1.0	3,056	138,177	0.8	3,548	236,661	0.9	6,605
Gosselin[3]	64.75%	—	—	—	80,614	0.8	2,169	80,614	0.8	2,169
Boto Gold[5]	90%	—	—	—	36,510	1.6	1,830	36,510	1.6	1,830
Gossey[3]	90%	—	—	—	9,409	0.9	262	9,409	0.9	262
Pitangui[3]	100%	—	—	—	3,330	4.4	470	3,330	4.4	470
Diakha-Siribaya[3]	90%	—	—	—	16,228	1.3	669	16,228	1.3	669

Attributable M&l Resources		139,692	0.9	4,104	506,830	1.1	17,999	646,522	1.1	22,103

IAMGOLD CORPORATION Mineral Reserves and Resources – December 31, 2021	97

INFERRED GOLD MINERAL RESOURCES1,2

100% BASIS		INFERRED
As at December 31, 2021	Location	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)
Rosebel[3]	Suriname	16,051	0.9	455
Saramacca[3]	Suriname	5,966	1.2	233
Essakane[3]	Burkina Faso	7,872	1.5	373
Westwood[4]	Canada	5,970	9.2	1,764
Côté Gold[5]	Canada	189,600	0.6	3,820
Gosselin[3]	Canada	72,900	0.7	1,710
Boto Gold[5]	Senegal	8,196	1.8	469
Gossey[3]	Burkina Faso	2,939	0.9	85
Nelligan[3]	Canada	96,990	1.0	3,194
Monster Lake[3]	Canada	1,110	12.1	433
Pitangui[3]	Brazil	3,559	3.8	433
Diakha-Siribaya[3]	Mali	23,179	1.6	1,176

Inferred Resources		434,332	1.0	14,144

ATTRIBUTABLE		INFERRED
As at December 31, 2021	IAMGOLD Interest	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)
Rosebel[3]	95%	15,249	0.9	432
Saramacca[3]	66.5%	3,967	1.2	155
Essakane[3]	90%	7,085	1.5	335
Westwood[4]	100%	5,970	9.2	1,764
Côté Gold[5]	64.75%	122,766	0.6	2,473
Gosselin[3]	64.75%	47,203	0.7	1,107
Boto Gold[5]	90%	7,376	1.8	422
Gossey[3]	90%	2,645	0.9	77
Nelligan[3]	75%	72,743	1.0	2,396
Monster Lake[3]	100%	1,110	12.1	433
Pitangui[3]	100%	3,559	3.8	433
Diakha-Siribaya[3]	90%	20,861	1.6	1,058

Attributable Inferred Resources		310,533	1.1	11,085

Notes to Gold Mineral Reserves and Resources

[1]

In mining operations, Measured Mineral Resources and Indicated Mineral Resources that are not Mineral Reserves are considered uneconomic at the price used for Mineral Reserve estimations but are deemed to have a reasonable prospect of economic extraction.

[2]

Although “measured resources”, “indicated resources” and “inferred resources” are categories of mineralization that are recognized and required to be disclosed under Canadian regulations, SEC Industry Guide 7 does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, SEC Industry Guide 7 generally permits resources to be reported only as in place tonnage and grade. See “Cautionary Note to U.S. Investors Regarding Disclosure of Mineral Reserve and Mineral Resource Estimates”.

[3]

Mineral Reserves have been estimated using a $1,300/oz gold price and Mineral Resources using a $1,500/oz gold price at the following operations and projects: Rosebel, Saramacca, Essakane, Diakha-Siribaya, Monster Lake, Pitangui, Gossey, Nelligan, and Gosselin.

[4]

Westwood Mineral Reserves have been estimated using a $1,200/oz gold price and Mineral Resources using a 5.5 g/t Au cut-off grade over a minimum width of 2.4 metres, using a $1,200/oz gold price. The Grand Duc Mineral Reserves and Resources estimates are included in the Westwood Mineral Reserves and Resources estimates, and have been estimated using a gold price of $1,350/oz for Mineral Reserves and a gold price of $1,500/oz for Mineral Resources.

[5]	Côté Gold and Boto Gold Mineral Reserves have been estimated using a $1,200/oz gold price and Mineral Resources using a $1,500/oz gold price.

IAMGOLD CORPORATION Mineral Reserves and Resources – December 31, 2021	98

SHAREHOLDER INFORMATION

TRANSFER AGENT	INVESTOR
AND REGISTRAR	INQUIRIES
Computershare Trust Company	Graeme Jennings
of Canada	VP, Investor Relations
100 University Avenue 8th	& Corporate
Floor, North Tower	Communications
Toronto, Ontario M5J 2Y1	T: 416 360 4743
T: 416 263 9200
TF: 1 800 564 6253	E: info@iamgold.com
www.computershare.com service@computershare.com
WEBSITE

www.iamgold.com
AUDITORS

KPMG LLP

SHARES LISTED

Toronto Stock Exchange:
Symbol: IMG

New York Stock Exchange:
Symbol: IAG

COMPANY FILINGS

www.sedar.com www.sec.gov

SHARES ISSUED

At December 31, 2021
Total outstanding: 477.0 million

DIRECTORS AND OFFICERS

DIRECTORS	OFFICERS

Maryse Bélanger[3]	Daniella Dimitrov
Chair of the Board	President, Chief
Vancouver, British Columbia	Financial Officer and Interim Chief Executive Officer

Ian Ashby4’5’[6]
Independent Director San Jose, California	Craig MacDougall Executive Vice President, Growth

Ann K. Masse3’[4]
Independent Director Wilmington, Delaware	Bruno Lemelin Senior Vice President, Operations & Projects

Peter O’Hagan1’3’[7]
Independent Director New York City, New York	Benjamin R. Little Senior Vice President,
Kevin O’Kane4’5’[6] Independent Director	Corporate Affairs, HSS & People
Vancouver, British Columbia	Timothy Bradburn
David Smith1’[2] Independent Director Vancouver, British Columbia	Senior Vice President, General Counsel & Corporate Secretary

Timothy R. Snider5’[8] Independent Director Tucson, Arizona, U.S.	Oumar Toguyeni Senior Vice President, International Affairs & Sustainability

Deborah J. Starkman1’ 2’[3] Independent Director Toronto, Ontario	Maarten Theunissen Vice President, Finance

Anne Marie Toutant2’5’[6] Independent Director Calgary, Alberta

[1] Member of the Audit and Finance Committee [2] Member of the Human Resources and Compensation Committee [3] Member of the Nominating and Corporate Governance Committee
[4] Member of the Sustainability Committee
[5] Member of the Côté Project Review Committee [6] Member of the Reserves and Resources Committee
[7] Appointed on March 14, 2022
[8] Will not stand for re-election at the 2022 AGM

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference herein including, but not limited to, any statements or information with respect to the Company’s mineral resources or mineral reserves, constitute “forward-looking information” or “forward-looking statements” and are based on expectations, estimates and projections as of the date of this Annual Report. Forward-looking statements contained herein, include, but are not limited to, those with respect to the Company’s mineral resources or mineral reserves. Forward-looking statements are generally identifiable by, but not limited to, the use of the words “may”, “will”, “should”, “continue”, “expect”, “budget”, “forecast”, “anticipate”, “estimate”, “believe”, “prospective”, “significant”, “potential”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, the failure to accurately estimate mineral resources or mineral reserves, differences in the mineral content within the material identified as mineral resources or mineral reserves from that predicted, unexpected increases in all-in sustaining costs or other costs, unexpected increases in capital expenditures, operating expenditures and exploration expenditures, changes in development or mining plans due to changes in logistical, technical or other factors, the possibility that future exploration results will not be consistent with the Company’s expectations, changes in world gold markets and other risks disclosed in lAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian securities regulatory authorities, which are incorporated by reference herein. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

CORPORATE OFFICE IAMGOLD Corporation 401 Bay Street, Suite 3200 P.O. Box 153 Toronto, Ontario M5H 2Y4 Canada T: 416 360 4710 TF: 1 888 464 9999 F: 416 360 4750 REGIONAL OFFICE IAMGOLD Corporation 2000 rue de I’Eclipse Suite 500 Brossard, Quebec J4Z 0S2 Canada T: 450 677 0040 TF: 1 866 677 0040 F: 450 677 3382 IAMGOLD CORPORATION iamgold.com